UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Make a Differences Ventures II LP

Legal status of issuer

Form
Limited Partnership

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 5, 2021

Physical address of issuer
414 Church Street, Suite 308
Sandpoint, ID 83864, USA

Website of issuer
www.mad.energy

Name of intermediary through which the Offering will be conducted
Infrashares Inc.

CIK number of intermediary
0001686389

SEC file number of intermediary
007-00107

CRD number, if applicable, of intermediary
288408

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
1% cash of the amount raised and 1% of the securities sold through the Reg CF offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Intermediary has no financial interest in the issuer prior to the close of the regulation CF offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Western State Bank

Type of security offered
Common Limited Partnership Units

Target number of Securities to be offered
4,000

Price (or method for determining price)
$25

Target offering amount
$100,000

Oversubscriptions accepted:
Yes

Oversubscriptions will be allocated:
☐ Pro-rata basis
☒ First-come, first-served basis
Other:

Maximum offering amount (if different from target offering amount)
$5,000,000

Deadline to reach the target offering amount
February 28, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees in the United States 6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 29, 2021

FORM C

Up to $5,000,000
In Common Limited Partnership Units in
Make a Difference Ventures II LP
Equity Securities

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by **Make a Difference Ventures II LP, a Delaware Limited Partnership** (the "Partnership," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in **Make a Difference Ventures II LP** (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers" or "Investors." The Partnership intends to raise at least $100,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Partnership, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Partnership are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform which may be accepted or rejected by the Partnership, in its sole and absolute discretion. The Partnership has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Infrashares (the "Intermediary"). The Intermediary will be entitled to receive a fee in the amount of one percent (1%) of all funds raised in the Offering in cash and 1% of the securities sold as a co-investment in the Partnership.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$10.00	$490.00
Aggregate Minimum Offering Amount	$100,000	$2,000	$98,000
Aggregate Maximum Offering Amount	$5,000,000	$100,000	$ 4,900,000

(1) This excludes fees to Partnership's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Partnership filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.madfuture.energy/ no later than 120 days after the end of the Partnership's fiscal year. The Partnership may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Partnership or another party, or 5) the liquidation or dissolution of the Partnership.

The date of this Form C is September 29, 2021.

The Partnership has certified that all of the following statements are TRUE for the Partnership in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment Partnership by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C.
(6) Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE PARTNERSHIP AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND NONE IS EXPECTED TO DEVELOP. AN INVESTMENT IN THE PARTNERSHIP IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE PARTNERSHIP WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE PARTNERSHIP AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE PARTNERSHIP. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR’S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE

DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE PARTNERSHIP RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING QUALIFIED THIRD PARTY

WESTERN STATE BANK IS THE QUALIFIED THIRD PARTY IN ACCORDANCE WITH 17 CFR § 227.303(e)(2) FOR THE OFFERING, WESTERN STATE BANK HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE QUALIFIED THRID PARTY MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE QUALIFIED THIRD PARTY’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Partnership's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Partnership has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Partnership's control) and assumptions. Although the Partnership believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Partnership's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Partnership in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Partnership to predict all of them. The Partnership undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Partnership will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Partnership's fiscal year.

Once posted, the annual report may be found on the Partnership's website at: www.mad.energy

The Partnership must continue to comply with the ongoing reporting requirements until:
(1) the Partnership is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Partnership has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Partnership has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Partnership or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Partnership liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Partnership will provide the opportunity to ask questions of and receive answers from the Partnership's management concerning terms and conditions of the Offering, the Partnership or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Partnership contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Partnership does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This

Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Make a Difference Ventures II LP (the "Partnership") is a Delaware Limited Partnership, formed on February 5, 2021. The Partnership is offering Common Limited Partnership Units, Equity Securities, in the Partnership.

The Partnership is located at 411 Church Street, Suite 308, Sandpoint, ID 83864, USA.

The Partnership's website is N/A

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

According to the United Nations Environment Programme's Emissions Gap Report issued in November of 2019, the world faces a dire problem requiring immediate action: Even if all the countries participating in the Paris Agreement implement promised reforms, "we are still on a course for a 3.2° C temperature rise."[1] The Emissions Gap Report tells us that to get in line with the Paris Agreement, "emissions must drop 7.6 per cent per year from 2020 to 2030 for the 1.5° C goal, and 2.7 per cent per year for the 2° C goal. The size of these annual cuts may seem shocking, particularly for 1.5° C. They may also seem impossible, at least for next year. But we have to try."[2] In short, we must act now, and we must act aggressively, to reduce GHG emissions.

The market opportunity upon which the Partnership is focused has been created by the requirement for rapid deployment of projects and technologies that lower GHG emissions. Respected sources including Nobel Laureates and political leaders agree that action must be taken immediately. We can no longer afford to wait for government agencies or blue-ribbon panels to act. We must act now to implement existing and emerging technologies to achieve the highest GHG emission drop, with a target of 7.6% per year in reduced GHG emissions.

There is a responsibly profitable market for technologies that effectively reduce GHG emissions, and a global culture that embraces emerging technologies. Wisely directed business decisions driven by relentless innovation is the key to many of humanity's most remarkable achievements--from the domestication of plants to the invention of the smartphone--and creates the greatest potential to significantly reduce GHG emissions while offering the potential to yield responsibly sustainable returns to investors and a bright future for the planet. According to the EPA, power generation, heating and transportation together account for 39% of global GHG emissions. The

---

[1] United Nations Environment Programme Emissions Gap Report 2019, at xiii.
[2] *Id.*

largest part of total greenhouse gasses is CO_2, much of it produced by power generation and transportation. [3]


Global Greenhouse Gas Emissions by Gas
F-gases 2%
Nitrous Oxide 6%
Methane 16%
Carbon Dioxide (fossil fuel and industrial processes) 65%
Carbon Dioxide (forestry and other land use) 11%


Global Greenhouse Gas Emissions by Economic Sector
Other Energy 10%
Electricity and Heat Production 25%
Industry 21%
Agriculture, Forestry and Other Land Use 24%
Transportation 14%
Buildings 6%

At the same time, the Energy Information Agency predicts that the global demand for electricity will increase by 79% between 2018 and 2050.[4] Obviously, disruptive change to dramatically reduce CO_2 created from power generation and transportation is urgently required.

Unfortunately, truly disruptive technologies are a threat to the international corporations that control the energy and transportation industries and their Wall Street backers. Businesses benefiting from the status quo have no incentive to back disruptive technology that will change the status quo, even though they possess the expertise and capital to do so. Would an international corporation with billions of dollars invested in oil and gas exploration and discovery aggressively pursue disruptive technology that collapses the market for fossil fuels? Of course not. At best, we will see half-hearted public relations driven demonstration projects that do not result in disruptive change.[5] However, to aggressively address the GHG emission crisis, disruptive change to the status quo is exactly what is required. The solution to this problem is the ***democratization of investment capital*** by allowing a large number of individual investors to come together to "Make a Difference" now! That is why the Partnership is seeking Investors for its cleaner energy solutions. Our goal is to disrupt the status quo, bypass Wall Street, and make a difference now. We have to bypass international corporations and their Wall Street investors and go directly to the people to make real change happen.

The Partnership is designed to rely upon its Managing Directors' unique and extensive energy, technology, business, marketing and legal expertise to create a green movement to raise the required capital to accelerate the adoption of technologies and implementation of projects that will

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[3] https://www.epa.gov/ghgemissions/global-greenhouse-gas-emissions-data
[4] https://www.eia.gov/todayinenergy/detail.php?id=41433
[5] https://www.businessinsider.com.au/big-oil-claims-its-doing-its-part-on-climate-change-its-not-even-close-2018-11

have the most significant, immediately positive and sustainable impacts on global GHG emissions.

By combining the Partnership's Managing Directors' proven expertise with large numbers of investors--those who have been concerned about the climate crisis but who have, until now, had no way to get involved—we can truly make a difference. That is why we have designed this Regulation CF Offering to have a low investment threshold to ensure that the Partnership can move the world more quickly toward carbon free energy and transportation while also projecting a responsible return on investment. We want throngs of people to get involved: a revolution of the people that bypasses big oil, Wall Street and others invested in maintaining the status quo.

According to climate scientists, thought leaders, and the global political leadership, the next decade will determine the future of humanity. Massive change to the status quo will take place. With massive change comes equally massive opportunity to improve our stewardship of the planet and be rewarded for the effort.

The Partnership's business decisions will be guided by its Managing Directors' determination as to which technologies and projects will most effectively move us toward the United Nation's stated goal of 7.6% annual reduction in GHG, while at the same time protecting the needs and futures of the fragile and historically disadvantaged members of the global society.

We anticipate that the GHG reducing energy and transportation sector, upon which we are is focused, will continue to grow given the dramatic financial and social cost warned about by global thought leaders, governments and NGOs if we fail to take aggressive action now. We anticipate that the barriers to entry and resistance to adoption of new technologies will almost entirely dissipate over the next decade, as people understand what is at stake if GHG emissions are not significantly reduced. We intend to approach the implementation of GHG reducing energy and transportation projects and technologies.

Global overall energy consumption is predicted by the Energy Information Administration to increase by 50% between 2018 and 2050, while demand for electricity is predicted to increase by 79% during that time.[6] According to the EPA, "The burning of coal, natural gas, and oil for electricity and heat is the largest single source of global greenhouse gas emissions."[7] Ironically, this is the same time period that the United Nations is calling for an annual 7.2% decrease in GHG emissions. Obviously, this creates a problem. How can we meet an ever-increasing demand while also decreasing GHG emissions?

Wisely and profitably guiding these projects and technologies to market through operating joint ventures and partnerships, so that the dream of carbon free energy production is achieved as soon as practicable is what we intend to do with the capital raised through this Offer. Lowering the investment threshold so that Wall Street and corporate special interests can be bypassed, and a new green movement of the people can be created, is what makes us different, and what will allow the potential of a carbon free future to be realized.

The Offering

[6] https://www.eia.gov/todayinenergy/detail.php?id=41433

[7] https://www.epa.gov/ghgemissions/global-greenhouse-gas-emissions-data

Minimum amount of Securities being offered	4,000
Total Securities outstanding after Offering (if minimum amount reached)	196,000
Maximum amount of Securities being offered	200,000
Total Securities outstanding after Offering (if maximum amount reached)	200,000
Purchase price per Security	$25
Minimum investment amount per investor	$500
Offering deadline	February 28, 2022
Use of proceeds	See the description of the use of proceeds on page 24 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

RISK FACTORS

Risks Related to the Partnership's Business and Industry

An investment in Make a Difference Ventures II LP (the "Partnership") involves a number of risks. Accordingly, an investment in the Partnership is suitable only for investors who have no immediate need for liquidity of the amount invested and who can afford a risk of loss of all or a substantial part of such investment. Although the Partnership believes that responsible returns can be achieved by investing in the Partnership, there can be no assurance that such returns will be realized or that an investor will receive a return of any of its capital contributions. In addition, potential investors should be aware that there will be occasions when the Partnership, its General Partner and its affiliates may encounter potential conflicts of interest. You must carefully review the Partnership's Limited Partnership Agreement before purchasing the Securities. Accordingly, the following considerations should be carefully evaluated before making an investment in the Partnership.

No Guarantee of Investment Returns
No guarantee or representation is made that Partnership's business operations will be successful, or that its business objectives will be achieved. The Partnership may not achieve the profitability the Partnership desires, and therefore may be unable to distribute any return to its investors. A purchaser should therefore only invest in the Partnership if the purchaser can withstand a total loss

of its investment. Past investment performance is not a guarantee of future results of the Partnership or any operation of the Partnership.

Business Objective of Reducing Greenhouse Gas Emissions

Because the Partnership's objective is to generate responsible returns while reducing Greenhouse Gas emissions to meet the United Nation's target, the Directors may have an incentive to enter into partnerships and/or operations that are riskier or more speculative than if the maximization of profits was its only guiding principle.

Limited Prior History

The Partnership began its operation on February 5, 2021. The Partnership has limited operating history. In addition, the Partnership has no historical results by which its performance may be measured.

General Risks Associated with Business Ventures

Any return on investment to the investors will depend upon the success of the business ventures of the Partnership and the business acumen of its General Partner (referred to hereafter as "Directors". "Managers", or "Managing Directors"). There generally will be little or no publicly available information regarding the status and prospects of such business ventures. Many decisions by the Managers regarding the business ventures of the Partnership will be dependent upon the ability of its Managers and agents to obtain relevant information from non-public sources. The success of each such business venture will depend upon many factors beyond the Partnership's control.

Early Stage Technologies are High Risk

The Partnership may acquire and operate early-stage technologies as it constructs and manages its utility-scale battery farms. Such technologies involve greater risk than that generally associated with more established technologies. Less established technologies tend to have less acceptance in the industry and their performance and efficiency is harder to estimate, therefore, they are often more vulnerable to financial failure and obsolescence. Typically, there are more limited exit opportunities for such assets. Such assets also may have shorter operating histories on which to judge future performance. The profitability and value of any such assets will depend on many factors beyond the control of the Partnership. These early technologies may have new or unproven aspects or business models that ultimately may not be successful. Early-stage technologies are often associated with early-stage enterprises which will often face intense competition in attracting and retaining talented executives or technologists. These ventures can experience failures or substantial declines in value at any stage and may face intense commercial competition from other companies, including established companies with significantly greater resources. Accordingly, the Partnership's projects and technologies may not be profitable, which may result in limited or no distributions to the Investors.

Unspecified Project Locations

The Partnership began its operations on February 5, 2021.The Managers continue to source potential projects and technologies. A purchaser of offered equity securities must rely upon the ability of the Managers to identify, structure and implement projects and technologies consistent with the Partnership's objectives and policies, and to profitably exit from such projects and technologies. The Managers may be unable to find a sufficient number of attractive projects and technologies to meet its business objectives. The success of the Partnership will depend on the ability of the Managers to identify suitable business opportunities for the Partnership. While the Managers intend generally to apply the business plan generally described herein, the Managers

may pursue a wide variety of strategies and may modify or depart from the business plan described herein if it identifies ventures that it believes are sufficiently attractive on a risk/reward basis, and that result in the immediate, near or long-term reduction or elimination of GHG.

Economic and Market Risks

The energy markets have recently experienced significant volatility. There is substantial risk that such volatility may continue and that the value of businesses focused on the energy industry may decline substantially in the future. The Partnership will be sensitive to general downward swings in the overall economy or in the energy industry, which may in turn negatively impact the Partnership's returns to the Investors, and/or result in a complete loss of an investor's capital. In addition, factors specific to a particular operation may have an adverse effect on the Partnership's overall performance. An economic recession or adverse developments in the energy industry might have a negative impact on some or all of the Partnership's operations, including the inability of the Partnership to access additional capital necessary to sustain growth or conduct operations. This would, in turn, reduce or eliminate returns to the Partnership's investors, and could result in a complete loss of an investor's capital.

Possible Lack of Diversification

All or substantially all of the Partnership's business and income are expected to be tied to projects and technologies that move the green energy industry forward. A specific industry focus is inherently more risky and could cause the Partnership's capital to be more susceptible to particular economic, political, regulatory, technological or industry conditions or occurrences compared with a business model that is more diversified or has a broader industry focus.

Passive Investment in the Partnership

Investors will not engage in the active management and affairs of the Partnership. The investor must rely on the ability of the Managers to identify, structure, and make appropriate business decisions to generate a return for the Partnership. Due to design and construction lead times, the projects and technologies are not expected to begin generating income streams until years two to three.

Leverage

Early-stage ventures may be highly leveraged. The leveraged capital structure of such ventures will increase the exposure of these companies to adverse economic factors such as rising interest rates, high unemployment rates, difficulty accessing capital or credit, or deterioration in the condition of the operating Partnership or its industry. Our business model for the Partnership envisions a joint venture with Make a Difference Ventures LP, additional investors and/or institutional financing to design and build the projects and bring the technologies to market.

Highly Competitive Market for Investment Opportunities

The green energy industry is intensely competitive and involves a high degree of uncertainty. The Partnership and its Managers will be competing with other established companies with substantial resources and experience. The number of appropriate opportunities for the Partnership may be limited, and intense competition may result in the inability of the Partnership to meet its business objectives, or even the inability of the Partnership to achieve a profit in a given project.

Dilution to Existing Investors as a Result of Future Rounds of Financing

Investors may have their economic interest in the Partnership diluted as a result of future rounds of financing. Any such dilution may have a negative impact on any returns received by those

investors depending on the terms of any future rounds of financing. The terms of any future round of financing will be at the discretion of the Managers.

Reliance on the Managers
The success of the Partnership is substantially dependent on the Managers. Should any of these individuals become incapacitated or in some other way cease to participate in the Partnership, its performance could be adversely affected.

Covid related risks
While the Partnership has attempted to forecast construction timelines accounting for pandemic related delays, it is impossible to predict the impact of further government restrains and pandemic related scarcity. As such the projected returns may take longer to materialize than our models project.

Uncertainty of Financial Projections
The Managers will generally make business decisions on the basis of financial projections. Projected operating results will normally be based primarily on management judgments. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections.

Ecosystem Development
The Managers anticipate engaging in activities that they believe will promote the growth and development of the markets in which the Partnership will operate, which may include advising non-profit entities, debt providers, larger corporations and other service providers, among other activities. While the Managers believe that such activities will ultimately be beneficial to the Partnership's business plan, there can be no assurance that such activities will increase returns, if any, to the investors.

Reserves
As is customary in the industry, the Managers expect to establish reserves, at the Managers' discretion, for additional capitalization of Partnership, operating expenses, Partnership liabilities and other matters. Such reserves will reduce amounts that would otherwise be distributed to the Investors or used to establish the Projects. Furthermore, accurately estimating the appropriate amount of such reserves is difficult. If the Managers are unable to properly keep the appropriate amount of reserves, the Partnership's returns to the investors would be adversely affected. For example, if reserves are insufficient, the Partnership may be unable to additionally capitalize a project or technology, possibly causing adverse consequences to the venture's performance, and negatively impacting its ability to make a return to the Partnership. By contrast, if reserves are excessive, the returns to the Investors will have been delayed while the Partnership holds unnecessary amounts of capital in potentially low-yield accounts.

Limited Number and Concentration on Green Projects and Technologies
Since the Partnership may undertake only a finite number of ventures and since many of the Partnership's ventures involve significant risk, poor performance by a single project or technology could adversely affect the total returns to Investors. Furthermore, the Partnership's focus will be concentrated on the green energy industry, thereby increasing the vulnerability of the ventures as compared with businesses that are more diversified.

Difficulty Valuing* Partnership's *Assets
Although the Managers will endeavor to value the Partnership's assets appropriately, the valuation of ongoing business operations are difficult to conduct with complete certainty.

Legislative and Regulatory Risk
A number of recent and ongoing legislative and regulatory initiatives may affect the Partnership's business objectives. New or proposed laws and regulations may result in significant and costly burdens being placed on the Partnership or its operations and may impede their ability to achieve their stated goals and fulfill their business plans and objectives.

Certain Litigation Risks
The Partnership will be subject to a variety of litigation risks. Legal disputes, involving any or all of the Partnership, its General Partner, investors, Managers of the Partnership or their affiliates, may arise from the foregoing activities (or any other activities relating to the operation of the Partnership or the Partnership) and could have a significant adverse effect on the Partnership, including, for example, occupying the time of certain or all of the Managers and/or causing the Partnership and/or the Partnership to owe damages or otherwise incur liability.

Indemnification
The Managers and its respective members, managers, officers, directors, employees, advisors, agents, affiliates and personnel, will be entitled to indemnification from the Partnership, except in certain circumstances. The assets of the Partnership will be available to satisfy these indemnification obligations.

General Economic and Other Conditions
The business of the Partnership and its operations may be adversely affected from time to time by such matters as changes in general economic, industrial, regulatory, political and international conditions; changes in taxes, prices, and cost; and other factors of a general nature that are beyond the control of the Partnership.

Managers Will Not Represent Any Particular Investor Class
In selecting and structuring ventures appropriate for the Partnership, and otherwise while acting in its capacity as Managers of the Partnership, the Managers will consider the business and tax objectives of the Partnership as a whole, and not the business, tax or other objectives of any particular investor.

Lack of Separate Representation
The Davillier Law Group is acting as legal counsel for the Managers and the Partnership. To the extent The Davillier Law Group represents the Managers and/or the Partnership, it shall not be deemed to represent, or otherwise owe any obligations or duties to the investors. The Davillier Law Group has not passed upon the adequacy or the fairness of the disclosure herein. Prospective investors must consult with their own counsel with regard to those matters.

Special Note Regarding Forward-Looking Statements
This Memorandum may contain forward-looking statements relating to future events or the future performance of the Partnership or its operating companies. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, prospective investors should specifically consider

various factors, including the risks outlined in this Risk Factors section of the Memorandum. These risk factors may cause actual events or results to differ materially from any forward-looking statement. Although the Managers believe that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance or achievements cannot be guaranteed. Moreover, neither the Partnership, the Managers, nor any of their affiliates assume responsibility for the accuracy and completeness of the forward-looking statements. The Partnership, the Managers, and their affiliates are under no duty to update any of the forward-looking statements after the date of this Memorandum to conform such statements to actual results or to changes in expectations.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now, nor do we anticipate a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Partnership. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Partnership.
No governmental agency has reviewed or passed upon this Offering, the Partnership or any Securities of the Partnership. The Partnership also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Partnership, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Partnership has the right to extend the Offering deadline.
The Partnership may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Partnership attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Partnership receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Partnership receives the

Minimum Amount, at which time it will be released to the Partnership to be used as set forth herein. Upon or shortly after release of such funds to the Partnership, the Securities will be issued and recorded in the Partnership's books.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Partnership conducts subsequent Offerings or issuances of Securities in the Partnership, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Partnership's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Partnership's assets at the time of issuance.

The Securities will be equity interests in the Partnership and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Partnership with respect to assets available to satisfy claims on the Partnership, including in a liquidation of the Partnership. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Managers and depend on, among other matters, the Partnership's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Managers deem relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Partnership may incur in the future. Accordingly, the Partnership may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

Investors Will Not Participate in Management
In accordance with the Partnership's Limited Partnership Agreement, the Managers have full responsibility for managing the Partnership. The investors will not be entitled to participate in the management or operation of the Partnership or in the conduct of its business. The investors will not vote their Securities in the election of the Partnership's Managers or for any other reason.

There can be no Assurance that we will ever Provide Liquidity to Investors through a Sale of the Partnership
There can be no assurance that any form of merger, combination, or sale of the Partnership will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the Securities for resale by investors for legal, commercial, regulatory, market-related or other reasons.

Income Tax Risks
Each prospective investor is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective investors, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Partnership. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Partnership are subject to audit by the Internal Revenue Service. An audit of the Partnership's tax return may lead to adjustments to such return which would require an adjustment to each investor's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the investors from the amounts reported on the Partnership's tax return. In addition, any such audit may lead to an audit of an investor's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Partnership cannot predict whether it will successfully effectuate the current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Make a Difference Ventures II, LP will work with the various partners to bring the projects and operations to market. For example: in the case of the Green Power for Next-Gen Data Centers project we would be partnering with experts in constructing green electricity. Depending upon the needs of the customer we might utilize green hydrogen to power fuel cells, geothermal, solar or wind coupled with battery farms, or Magnetronic Generator. The Golden Cypher computer technology will revolutionize the industrial controls industry by decreasing the size of the data package, decreasing latency and making these critical infrastructure components hardened against cyber threats.

.

Business Plan

Our targeted annual returns after debt service, after the estimated 24-month construction/delivery, are 7-10%. Our targeted annual returns are sensitive to interest rate fluctuations and a higher-than-expected cost of capital would dramatically reduce it.

The Partnership's Products and Services

Product / Service	Description	Current Market
Green Power for Next-Gen Data Centers	The Partnership and the partnerships partners will bring the best green energy production together to power data centers. Data centers currently under consideration would need approximately 680 MW of new electricity.	Governments are increasing the demand of electricity and limiting the types of power generation at the same time by mandate. There is a desperate need to increase the electricity supply with carbon neutral production AND at the same time increase efficiencies.

Competition

The data centers under consideration at this time are pre-grid power, which means they will not be using electricity existing in the grid. There is an increased need for additional carbon free electricity. The solution is to build a combination of new and emerging on-site green power production projects for each data center. Each data center presents its own unique set of challenges and attributes. MAD was invited to help assess the optimum types and combinations of green power that will fit the requirements. Highly efficient and cleaner operating data centers are being deployed, and MAD is providing the clean energy solutions to power them. Imagine clean energy driving efficient, low water usage, secure data centers around the globe. MAD is working to make that happen right now. Our clean, green energy solutions provide the answer to low to zero carbon crypto-mining operations. Block-chain proof of work becomes environmentally responsible with our energy solutions. It is the perfect solution to a growing problem, and you can help make it happen. MAD is working on the first next gen data center right now. Join our team and find out all about it.

Make a Difference Ventures competed against three other green energy companies. MAD's proposal was accepted over the other three due to our depth of experience which produced a unique cost effective approach that met the customer's needs.

Litigation

There are no existing legal suits pending, or to the Partnership's knowledge, threatened, against the Partnership.

Other

The Partnership's principal address: 414 Church Street, Suite 308, Sandpoint, ID 83864, USA

The Partnership, either directly or through its affiliates or subsidiaries, expects to deploy its Green Energy for Next-Gen Data Centers worldwide. Our first Green Energy for Next-Gen Data Centers project is located in the United States.

Because this Form C focuses primarily on information concerning the Partnership rather than the industry in which the Partnership operates, potential Purchasers may wish to conduct their own separate investigation of the Partnership's industry to obtain greater insight in assessing the Partnership's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.50%	$3,500.00	3.50%	$175,000.00
Construction/Management Fee	6.50%	$6,500.00	6.50%	$325,000.00
Green Energy for Next-Gen Data Centers, initial FEED and equity for first center.	80%	$80,000.00	80%	$4,000,000.00
Reserve and overrun holdback	10.00%	$10,000.00	10.00%	$500,000.00
Total	**100.00%**	**$100,000.00**	**100.00%**	**$5,000,000.00**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Partnership does have discretion to alter the use of proceeds as set forth above. The Partnership may alter the use of proceeds if the Managers, as restricted by the Limited Partnership agreement, decide it is in the best interest of the Partnership to do so. The Partnership anticipates additional investors in the Partnership in order to take advantage of attractive opportunities.

DIRECTORS, OFFICERS AND EMPLOYEES

DIRECTORS

The directors of the General Partner of the Partnership are listed below along with all positions and offices held at the Partnership and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Walt Teter (Managing Director, 2/5/21 – Current)

Mr. Teter is a founding member and President of Featherwood Capital LLC, a leader in clean energy markets. He has focused his career on the development of energy related projects with a specific focus on projects based on clean power sources that reduce GHG emissions through the use of liquid natural gas ("LNG"). Value creation through identification of undervalued assets, the management of permitting, and the commercial structuring of opportunities has been the hallmark of activity. Mr. Teter has negotiated multiple complex agreements on behalf of clients and investors, including Purchase and Sale Agreement, Terminal Use Agreements, and the corporate structure agreements required for the execution of complex power delivery chain and related infrastructure activities. Over the last decade Mr. Teter has been a principal negotiator or advisor for LNG SPA contracts with a notional volume in excess of 7,000,000 MMBtu/day. In addition, he has been an investor, advisor and negotiator for the development and utilization of nearly a

dozen LNG receiving and liquefaction terminals. In the terminal development role, deals negotiated by Mr. Teter secured for investors a return of 600% in a period of 18 months.

Prior to 2002, when he founded Featherwood Capital , Mr. Teter held the position of Senior Vice-President at El Paso Energy where he was responsible for the negotiation of long-term LNG contracts and all LNG spot trading. The value realized during the three years at El Paso was in excess of $225 million (cash basis), and included the successful negotiation and monetization of a 20+ year LNG SPA, the re-opening of the Elba Island LNG receiving terminal and the acquisition of over a dozen spot cargoes.

Mr. Teter embarked on a career in energy with Statoil, first in North America with the startup of power trading and IPP development and subsequently undertook a key role in the commercial development of the first LNG export project in Europe (Snøhvit). The Snøhvit project has been instrumental in opening up an entirely new frontier energy province, creating prosperity for Northern Norway and enhanced energy security in the Atlantic basin.

Education:

University of Southern California - Marshall School of Business
Master of Business Administration (MBA), International Finance
1992 – 1994

University of Maryland
Finance, BS
1986 – 1990

2002-Present, President Featherwood Capital
Nov 2019-Present, Managing Director of Make a Difference Ventures GP LLC
February 5, 2021-Present, Manager, Make a Difference Ventures II LP

George Wentz (Managing Director, 2/5/21 – Current)

George R. Wentz, Jr. is a partner with the Davillier Law Group, which has offices in New Orleans, Louisiana and Sandpoint, Idaho. Mr. Wentz received his Bachelor of Sciences degree, *magna cum laude*, from the University of Delaware, where he was also a member of Phi Beta Kappa. He received his Juris Doctorate degree from Georgetown University Law Center, *cum laude*, in 1983. Mr. Wentz also served as the Administrative Editor of the Georgetown International Law Journal. Mr. Wentz was appointed to the Office of Policy Development of the Federal Trade Commission by President Ronald Reagan, where he analyzed the economic impact of trade laws and regulations, and developed and proposed legislative and regulatory approaches to enhance efficiency. Since his days in the Reagan Administration, Mr. Wentz has continued to work in the areas of constitutional law, and the intersection of economics and law.

Mr. Wentz has over thirty years' experience in handling complex international litigation, maritime litigation, oil and gas exploration and production matters, alternative dispute resolution, international transactions, and in providing general business advice. Mr. Wentz has been chosen to serve as an arbitrator in several significant international arbitrations.

Mr. Wentz has a reputation as a result-oriented lawyer known for innovative thinking and problem solving. During the course of his career, Mr. Wentz has worked in most aspects of the oil and gas business, representing leading international oil and gas exploration and production companies. Mr. Wentz has also represented CFE (the power company of Mexico) in various matters. Mr. Wentz has been active in the power generation industry as well as the transportation industry on a national and international level.

Mr. Wentz has also represented underwriters of various energy and power generation companies in large subrogation matters, including Houston Casualty Company and underwriters at Lloyd's. He has expertise in international commodities transactions, including banking and financing related to those transactions, as well as international tax issues related to offshore banking.

Mr. Wentz has assisted alternative energy and high-tech companies in bringing their products to market.

Mr. Wentz is an active member of the Louisiana State Bar Association. Mr. Wentz was active in pro bono work following Katrina, where his efforts assisted in the formation of New Orleans' public-private partnership for economic development. He received the 2008 Leadership in Law Award from New Orleans City Business Magazine.

Mr. Wentz is admitted to practice in the United States District Court for the Eastern District of Louisiana, the United States Court of Appeals for the Fifth Circuit, the United States Court of Appeals for the Ninth Circuit, the United States Court of Federal Claims, the United States Supreme Court, and all Louisiana State Courts. He has also litigated cases in the United States District Court for the Southern District of Florida, as well as in various state courts in Texas.

Mr. Wentz resides in Sandpoint, Idaho. He is an adjunct professor at the University of Idaho College of Law, where he teaches a course in International Business Transactions.

Education

University of Delaware, B.S.

Georgetown
Juris Doctor
-1983

2008-Present, Attorney at Davillier Law Group
Nov/2019-Present, Managing Director, Make a Difference Ventures GP LLC
February 5, 2021-Present, Manager, Make a Difference Ventures II LP

Steve Youngdahl (Managing Director, 2/5/21 – Current)

Mr. Youngdahl's extensive experience in sales and marketing spans a 43-year career. After two years of college Mr. Youngdahl entered the work force and furthered his education through on-the-job experience and college level classes when needed. An autodidact by nature he lives by the philosophy that the learning never stops.

He worked for Sebastiani Vineyards from 1977 to 1984 starting as the Assistant to the Marketing Director and rising to Director of Marketing where he was an integral member of the team that launched the August Sebastiani Country Wine brand. The winery was undergoing a transformation to segregate and differentiate the premium varietals from the larger bulk wines. The successful rebranding that came out of that effort was transformational and positioned the winery for future success.

Among the duties and responsibilities were the merchandizing design and purchasing of all point-of-sale material. Mr. Youngdahl traveled to all major US metropolitan markets to assist and train the sales force in the most recent marketing strategies.

In 1984 Mr. Youngdahl entered the commercial real estate brokerage business in Sonoma and quickly rose to the ranks of top commercial real estate brokers in the area. He specialized in creating value in properties that was previously unrecognized.

Mr. Youngdahl moved his family to Sandpoint, Idaho where he founded, owned and operated Sandpoint Mortgage from 1991 to 2001. Sandpoint Mortgage became one of the leading lenders in Bonner County during the 90's. He was responsible for hiring, training and managing the business.

He was a Trustee on the Lake Pend Oreille School District Board for 11 years where he served as Board Chair for his last five years. His leadership skills helped move the district into the upper echelons of student achievement in Idaho. When he retired from the Board he started and hosted a local radio show called The School Zone which is dedicated to showcasing the Lake Pend Oreille School District.

March 2015-March 2020, President, Powered BY PED LLC
Nov/2019-Present, Managing Director, Make a Difference Ventures GP LLC
February 5, 2021-Present, Manager, Make a Difference Ventures II LP

Employees

The Partnership currently has 8 employees. George Wentz, Walt Teter and Steve Youngdahl are Managing Directors. Fawn Youngdahl, Donald Petit, Mary Kate Fioravanti, Gabe Fioravanti and Mat MacDonald each provide administrative support.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Partnership has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	200,000
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The addition of Common Units through subsequent raises will dilute the per share distributions for the Common Units being offered.
Percentage ownership of the Partnership by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Partnership has no debts outstanding.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Partnership is $5,000,000. The Partnership has not conducted any third-party valuation or appraisal.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Partnership prior to investing.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Make A Difference II L.P. and the percentage owned as of February 5, 2021:

Name	Owned Prior to Offering
Make A Difference Ventures GP, LLC	100%

The beneficial owners of Make a Difference Ventures GP LLC are, Walt Teter 40% owner, George Wentz 20% owner, and Steve Youngdahl 20% owner.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Partnership, Make a Difference Ventures II, LP., runs its operations from 414 Church Street, Suite 308 in Sandpoint, Idaho. Make a Difference Ventures II, LP was created to provide a vehicle for the masses to join in and contribute. The Partnership is currently working on several long-term projects to diminish and eventually eliminate greenhouse gases from the energy production sector and protect critical infrastructure.

Our management team has identified opportunities to responsibly make a profit By commercializing new technologies and building carbon free fuels production. The Partnership stands ready, as long as the minimum $100,000 is raised in the community, to make up the difference or locate additional investors necessary to finance these projects.

The size and cost/margins of the Projects will be dependent on the raised capital. The available capital will also determine which projects are funded.

Liquidity and Capital Resources

The Offering proceeds are essential to our Projects plans. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, essential in order to execute our business strategy. Make a Difference Ventures II LP has an existing offer under Regulation D, 506 (c) for accredited investors of Class RD units. The minimum purchase is $25,000. Bonus units can be awarded at the discretion of the GP. The unit face value is $25 per unit.

Capital Expenditures and Other Obligations

The Partnership does not intend to make any material capital expenditures outside the listed Projects in the future.

Material Changes and Other Information

Not applicable.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Partnership intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Partnership of any delays in taking these steps and whether the Partnership will need additional financing to accomplish them.

The financial statements of the Partnership are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Partnership is offering up to 200,000 Units for up to $5,000,000.00. The Partnership is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Partnership must receive commitments from investors in an amount totaling the Minimum Amount by February 28, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Partnership has the right to extend the Offering Deadline at its discretion. The Partnership will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Partnership's discretion.

The price of the Securities does not necessarily bear any relationship to the Partnership's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Stock Subscription Agreement. Purchaser funds will be held in escrow with Western State Bank until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Partnership will notify Purchasers when the Minimum Amount has been reached. If the Partnership reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Partnership will provide notice to Purchasers and receive

reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Partnership upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Partnership upon a subsequent closing and the Purchaser will receive Securities via in exchange for his or her investment as soon as practicable thereafter.

Stock Subscription Agreements are not binding on the Partnership until accepted by the Partnership, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Partnership rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $500.00

The Offering is being made through Infrashares, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

1% of the amount raised paid in cash

Stock, Warrants and Other Compensation

1% commission in the form of Units

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in the exhibits at the end of this document in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), we will have 20,000 Units outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Partnership may make distribution of profits to the holders of the Securities. Distributions are calculated and apportioned pro-rata. Distributions are required to be made at the sole discretion of the Managers as limited by the Limited Partnership Agreement. The Partnership will not be required to make special minimum tax distributions to holders of Securities, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Capital Contributions

The holders of Securities are not required to make additional capital contributions following the Offering to the Partnership.

Transfer

Holders of Securities will be able to transfer their Securities with the approval of the Partnership, within limitations per this Form C, and subject to state and federal securities laws.

Withdrawal

The Partnership is not required to make payments to a holder of Securities upon such holder's withdrawal from the Partnership.

Voting and Control

The offered Securities are for limited partnership interests and carry no voting rights.

The Partnership does not have any voting agreements in place.

The Partnership does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;
- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);
- financial institutions or broker-dealers;
- Non-U.S. holders (as defined below);
- U.S. expatriates;
- subchapter S corporations;
- U.S. holders whose functional currency is not the U.S. dollar;
- regulated investment companies and REITs;
- trusts and estates;
- persons subject to the alternative minimum tax provisions of the Code; and
- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the

particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under

Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's

distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a

Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one’s own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members’ tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member’s distributive share of the taxable income or loss of the Company generally will be required to

be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts ("IRAs"), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in

income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Partnership, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other The Partnership has not conducted any transactions with related persons.

From time to time the Partnership may engage in transactions with related persons. Related persons are defined as any director or officer of the Partnership; any person who is the beneficial owner of 10 percent or more of the Partnership's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Partnership; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

To the best of our knowledge the Partnership has not engaged in any transactions or relationships, which may give rise to a conflict of interest with its operations or security holders. Please carefully review the offering documents for further details about the Partnership's conflict of interests policies and waivers.

Bad Actor Disclosure

The Partnership is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any

capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No;

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

(C) engaging in savings association or credit union activities? ☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal ? ☐ Yes ☑ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock ? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No
If Yes, explain:

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No
If Yes, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No
If Yes, explain:

PRIOR EXEMPT OFFERINGS

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



Steve Youngdahl

Treasurer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



Walt Teter

Managing Director

September 29, 2021

George Wentz

Managing Director

September 29, 2021

Steve Youngdahl

Managing Director

September 29, 2021

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements with CPA Review Letter
Exhibit B	Limited Partnership Agreement
Exhibit C	Subscription Agreement
Exhibit D	Offering Page Screen Shots
Exhibit E	Transcript of Video from Offering Page
Exhibit F	Written Communications – Test the Waters Campaign

EXHIBIT A

Financial Statements

Report of Independent Auditors

To the General Partner
Make a Difference Venture II, LP

Report on the Financial Statements

We have audited the accompanying financial statements of Make a Difference Venture II, LP (the Company), which comprise the balance sheet as of July 31, 2021, and the related statements of operations, changes in members' equity, and cash flows for the period from February 5, 2021 (inception), to July 31, 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Make a Difference Venture II, LP, as of July 31, 2021, and the results of its operations, changes in members' equity, and cash flows for the period from February 5, 2021 (inception), to July 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Moss Adams LLP

Spokane, Washington
September 29, 2021

MAKE A DIFFERENCE VENTURES II, LP
A Delaware Limited Partnership

Financial Statements

July 31, 2021

MAKE A DIFFERENCE VENTURES II, LP

Period Ended July 31, 2021

Table of Contents

MAKE A DIFFERENCE VENTURES II, LP
BALANCE SHEET

July 31, 2021

		July 31, 2021
Assets		
Current assets		
Cash and cash equivalents	$	275,493
Related party receivable		1,307
Prepaid expenses		4,861
Total current assets		281,661
Cryptocurrency		65,000
Technology deposit		200,000
Total assets	$	546,661
Liabilities and members' equity		
Current liabilities		
Accounts payable & accrued expenses	$	5,023
Accrued interest payable		9,850
Convertible note payable - related party, current portion, net of discount of $47,856		166,107
Total current liabilities		180,980
Convertible note payable - related party, non-current portion, net of discount of $35,227		300,710
Total liabilities		481,690
Commitments and contingencies		
Members equity		
General partner units, 1 unit authorized, 1 unit outstanding, $25 stated value		25
Limited Partner RD units, 11,000,000 units authorized, 2,020 units outstanding, $25 stated value		50,500
Limited Partner RA units, 3,300,000 units authorized, 0 units outstanding, $25 stated value		-
Limited partner RCF units, 220,000 units authorized, 0 units outstanding, $25 stated value		-
Additional members' equity		97,416
Accumulated deficit		(82,970)
Total members' equity		64,971
Total liabilities and members' equity	$	546,661

See accompanying notes to the financial statements.

MAKE A DIFFERENCE VENTURES II, LP
STATEMENT OF OPERATIONS

For the period of February 5, 2021 (inception) to July 31, 2021

	July 31, 2021
Revenue	$ -
Operating expenses	
Advertising & marketing	6,251
General and administrative	18,774
Professional fees	12,639
Software & technology	9,999
Travel	11,499
Total operating expenses	59,162
Loss from operations	(59,162)
Other expense	
Interest expense	9,850
Finance fees	13,958
Total other expense	23,808
Net loss	$ (82,970)

See accompanying notes to the financial statements.

MAKE A DIFFERENCE VENTURES II, LP
STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the period of February 5, 2021 (inception) to July 31, 2021

	General Partner Units 1 unit authorized		Limited Partner RD units 11,000,000 units authorized		Limited Partner RA units 3,300,000 units authorized		Limited Partner RCF units 220,000 units authorized		Additional members' equity	Accumulated deficit	Total
	Units	Amount	Units	Amount	Units	Amount	Units	Amount			
Balance February 5, 2021 (inception)	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
General partner contribution	1	25	-	-	-	-	-	-	875	-	900
Units issued for Hex coin	-	-	2,020	50,500	-	-	-	-	(500)	-	50,000
Beneficial conversion feature on note receivables	-	-	-	-	-	-	-	-	97,041	-	97,041
Net loss	-	-	-	-	-	-	-	-	-	(82,970)	(82,970)
Balance July 31, 2021	1	$ 25	2,020	$ 50,500	-	$ -	-	$ -	$ 97,416	$ (82,970)	$ 64,971

See accompanying notes to the financial statements.

MAKE A DIFFERENCE VENTURES II, LP
STATEMENTSOF CASH FLOWS

For the period of February 5, 2021 (inception) to July 31, 2021

		July 31, 2021
Cash flows from operating activities		
Net loss	$	(82,970)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization of debt discount		13,958
Changes in operating assets and liabilities:		
Related party receivable		(1,307)
Prepaid expenses		(4,861)
Accounts payable and accrued expenses		5,023
Accrued interest payable		9,850
Net cash used by operating activities		(60,307)
Cash flows from investing activities		
Payments for the deposit on technology		(200,000)
Payments for the purchase of cryptocurrency		(15,000)
Net cash used by investing activities		(215,000)
Cash flows from financing activities		
Proceeds from issuance of convertible notes - related party		549,900
Member contributions		900
Net cash provided by financing activities		550,800
Net decrease in cash and cash equivalents		275,493
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	$	275,493
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	-
Income taxes	$	-
Noncash transactions		
Beneficial conversion feature on note receivable	$	97,041
Member contributions of Hex coin for shares	$	50,000

See accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Make a Difference Ventures II LP ("MAD Ventures II" or "the Company") is a limited partnership organized on February 5, 2021, under the laws of the State of Delaware, and is headquartered in Sandpoint, Idaho.

MAD Ventures II provides a clean energy ESG (Environmental Social Governance) investment platform. They invest in existing and emerging clean energy technologies and projects that have the most significant immediately positive, and sustainable impacts on global GHG emissions. As a part of the Company's operations, the Company utilizes and maintains HEX coin. See NOTE 3 for additional information.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31. The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is pre-revenue and has not commenced principal operations. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position and results of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At July 31, 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Intangibles

The Company currently holds HEX tokens (a cryptocurrency) primarily for the purposes of capital appreciation. These tokens held were receipted as contributions in exchange for partnership interests and purchased by the

Company during the current period, and in the future, may be used for certain payments, distributions or sold. Hex tokens are recorded at cost pursuant to FASB ASC 350-30-35 and classified as indefinite-lived intangible assets and are therefore not subject to amortization. The Company tests each tranche of HEX for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was recognized during the period ended as of July 31, 2021.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended July 31, 2021, the Company recognized $6,251 in advertising costs recorded under the heading 'Advertising & marketing' in the Statement of Operations.

Income Taxes

The Company is a limited partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Idaho State jurisdictions, as applicable. As the Company has not yet completed a fiscal year end, no tax returns have been filed. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return.

Recent Accounting Pronouncements

Update 2021-04 – Earnings Per Share (Topic 260), Debt— Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40): The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. This is not expected to have a material effect on the financial statements.

Update 2021-03—Intangibles—Goodwill And Other (Topic 350): Accounting Alternative For Evaluating Triggering Events. The amendments in this Update are effective on a prospective basis for fiscal years beginning after December 15, 2019. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance as of March 30, 2021. This is not expected to have a material effect on the financial statements.

Update 2021-01—Reference Rate Reform (Topic 848): An entity may elect to apply the amendments in this Update on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020.

Update 2020-06—Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. We do not expect any material impact on our financials because of the adoption of this update.

The Company has no expectation that any of these items will have a material effect upon the financial statements. No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 29, 2021, the date these financial statements were available to be issued and noted the below for disclosure.

On August 10, 2021, the Company issued 2,020 Limited Partner RD units to an investor at $25.00 per unit (effective price of $24.75 per unit after bonus units) for total cash consideration of $50,000.

On August 11, 2021, the Company issued 4,247 Limited Partner RD units to an investor at $25.00 per unit (effective price of $24.76 per unit after bonus units) for total cash consideration of $105,175.

On August 31, 2021, Make a Difference Ventures GP, on behalf of Make a Difference Ventures II, LP, formed John Galt Power, LLC, ("JGP") a Delaware limited liability company, for purposes of housing a project to build a 15Kw generator with a contractor. As such, Make a Difference Ventures, II, LP, contributed $85 and Contractor contributed $15 to JGP, for 85% and 15% ownership, respectively.

On August 23, 2021, the Company issued 2,020 Common units to an investor at $24.75 per unit for total cash consideration of $50,000.

On August 31, 2021, John Galt Power, LLC, entered into a Professional Services Agreement with a contractor to design a prototype generator capable of generating 15Kw for consideration of $150,000 and a term of one year. As of August 31, 2021, $100,000 of the consideration had been paid directly by Make a Difference Ventures II, LP.

On September 13, 2021, the Company issued a $500,000 convertible promissory note to a limited partner at 6% interest per annum due on September 13, 2022, convertible at $22.50 per Limited Partner RD unit at the option of the holder.

On September 13, 2021, the Company issued a $2,300,000 convertible promissory note to a limited partner at 6% interest per annum due on September 13, 2022, convertible at $22.50 per Limited Partner RD unit at the option of the holder.

On September 14, 2021, the Company (licensee) entered into a license agreement to license certain Technology. The Technology continues to be in development by the Technology Company (licensor). The two Companies entered into a letter of intent on April 13, 2021 wherein the Company paid as a deposit $200,000 to the Technology company for a six month exclusivity period and will also be credited towards any royalties to be paid by Licensee to Licensor under the License and the overall $25,000,000 license issuance fee.

The licensed technology shall mean:

i. "TEL Technology", a certain software system known as "TEL" that is being developed by the Licensor
ii. "TEL Networking" a wireless or wireline transmission of data or energy using TEL
iii. "TEL Device" a hardware and/or software component capable of communicating over a network with TEL, and
iv. "TEL Device Operation", meaning accessing, operating, communicating with, controlling, monitoring, and running applications with a TEL Device.

In each instance items (i) through (iv) above shall include all rights covered by any patents (or other intellectual property) held by the Technology company and all future improvements and enhancements thereto.

The Company shall pay to the Technology company a non-refundable license fee of $25,000,000 (the "License Issuance Fee") in accordance with certain milestones.

The following milestones with their respective payments, the total of which shall be $24,800,000 shall begin upon the date of the execution of the license agreement:

- Upon the date of execution of the license agreement: $2,800,000. This deposit was paid on September 14, 2021.
- Detailed concept design of TEL technology, to be completed within six months from the date of execution of license agreement: $4,000,000.
- TEL architecture in detail with key software team in place, to be completed within 12 months from the date of execution of license agreement: $8,000,000.
- TEL alpha code demonstrates alpha-level capability of TEL technology, to be completed within 24 months from the date of execution of license agreement: $10,000,000.

The Licensee shall use commercially reasonable efforts and shall cause its sublicensees to use commercially reasonable efforts: (a) to develop Licensed Products; (b) to introduce Licensed Products into the commercial market; and (c) to market Licensed Products following such introduction into the market. If the License believes that it will not achieve a development milestone, it may notify Licensor in writing in advance of the relevant deadline. The Licensee shall include with such notice (a) a reasonable explanation of the reasons for such failure (and lack of finances will not constitute reasonable basis for such failure) and (b) a reasonable, detailed, written plan for promptly achieving a reasonable extended and/or amended milestone. If Licensee so notifies Licensor, but fails to provide Licensor with both an explanation and plan, then Licensee will have an additional 30 days or until the original deadline of the relevant development milestone, whichever is later, to meet such milestone. Licensee's failure to do so shall constitute a material breach of the agreement and Licensor shall have the right to terminate the agreement. Upon expiration or termination of the agreement by either party, the rights and licenses granted to Licensee shall terminate, all rights in and to the Licensed Products will revert to Licensor and neither Licensee nor its Affiliates may make any further use or exploitation of the Licensed Products.

The Company shall also pay the Technology company a royalty of 15% of all revenues derived from Licensee's use of the TEL License. The royalty shall be calculated from all revenues actually collected and shall be paid quarterly at 60 days after each quarter and starting from after delivery of commercial TEL Technology to the Company. Further, the Company shall have a seat on the Board of Directors of the Technology company subject to certain terms and conditions. The term of the license agreement shall be in full force and effect for ten years unless earlier terminated. The parties' respective rights, obligations and duties under license agreement, as well as any rights, obligations and duties which by their nature extend beyond the expiration or termination of this Agreement, shall survive any expiration or termination of this Agreement. In addition, Licensee's obligations with respect to Sublicenses granted prior to expiration or termination of the Agreement shall survive such expiration or termination.

The license grant rants to Licensee (i) an exclusive, worldwide, royalty-bearing license under Licensor's interest in the TEL Technology solely to develop, make, have made, offer for sale, sell, have sold, import, export, distribute, rent or

lease Licensed Products, solely for use within the Power Field of Use and Industrial Control Field of Use. The Licensee will also be entitled to grant sublicenses to third parties under the license.

The licensed technology shall mean:

v. "TEL Technology", a certain software system known as "TEL" that is being developed by the Licensor
vi. "TEL Networking" a wireless or wireline transmission of data or energy using TEL
vii. "TEL Device" a hardware and/or software component capable of communicating over a network with TEL, and
viii. "TEL Device Operation", meaning accessing, operating, communicating with, controlling, monitoring, and running applications with a TEL Device.

In each instance items (i) through (iv) above shall include all rights covered by any patents (or other intellectual property) held by the Technology company and all future improvements and enhancements thereto.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $82,970 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or membership units, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

<u>Litigation</u>

The Company accrues for loss contingences associated with outstanding litigation, claims and assessments for which management has determined it is probably that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of July 31, 2021, the Company has not accrued or incurred any amounts for litigation matters.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extend, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2021. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

HEX Cryptocurrency

Cryptocurrencies are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to wallets containing digital assets held for our own account are lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet. Further, we cannot provide assurance that our HEX wallet will not be hacked or compromised. Cryptocurrency and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our cryptocurrency could result in financial losses.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the period ended July 31, 2021, the Company transferred money to MAD GP to reimburse for expense paid on behalf of the Company. As of July 31, 2021, the amount of the receivable is $1,307, and is recorded under 'Related party receivable' on the balance sheet.

During the period ended July 31, 2021, three Directors of the Company, contributed a total of $900, on behalf of Make A Difference GP, LLC (MAD GP) for one General Partner Unit. All management powers over the business and affairs of the Partnership shall be vested in the General Partner (MAD GP), and the General Partner shall have the power and authority to do all things deemed necessary or desirable by it in the conduct of the business of the Partnership without the need for approval by or any other authorization or consent from the Limited Partners.

On April 13, 2021, the Company issued a $549,900 convertible note to MAD I LP at an interest rate of 6% with a maturity date of April 13, 2023. As of July 31, 2021, the Company has an outstanding principal and interest owed to MAD I LP of $549,900 and $9,850, respectively.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

See NOTE 4– RELATED PARTY TRANSACTIONS for terms of the convertible note issued on April 13, 2021. As of July 31, 2021, the Company calculated the total intrinsic value of the beneficial conversion feature to be $97,041, which is to be amortized at $3,988 per month until the maturity date of April 13, 2023. The note is convertible into 25,878 shares upon conversion at $21.25. As such, the Company records a discount of $83,083 from the beneficial conversion feature on the loan, which consists of $47,856 current portion and $35,227 long-term portion as of period end. As of July 31, 2021, the Company also recorded $13,958 in financing fees on the Statement of Operations from the amortization of debt discount.

NOTE 6 – INTANGIBLE ASSETS

Intangible assets consist of the following as of July 31:

		2021
Cryptocurrency	$	65,000
Accumulated amortization		-
Intangible assets, net	$	65,000

The Company considers their intangible assets to have an indefinite life pursuant to ASC 350 and did not record amortization expense as of July 31, 2021.

NOTE 7 – MEMBERS' EQUITY

The Company has two classes of membership units: General Partner units and Limited Partner Units. The Limited Partner Units are further broken out into three different classes as discussed below.

The Partnership is offering limited partnership interests (the "Interests") through three offerings to potential investors (the "Limited Partners" and, collectively with the General Partner, the "Partners") in exchange for capital contributions to the Partnership ("Capital Contributions") of up to $363,000,000 in the aggregate. The General Partner shall own, in a single General Partner Unit, one percent (1%) of the Partnership. The General Partner retains the right to accept Capital Contributions in excess of this amount, but in no event greater than $413,000,000 without the prior approval of a majority of the Interests. The partnership interests of the Partners in the Partnership shall be issued in unit increments (each, a "Unit"). Each Unit shall bear a Capital Contribution Valuation of twenty-five dollars ($25.00). The Partnership is authorized to issue three classes of Units to be designated Class RD, Class RA, and Class RCF Units. The Units will not be represented by certificates but will be recorded on the Partnership's books and records. Units may be tokenized and issued electronically via blockchain technology or any other form of similar issuance which may in the future become technologically and legally available. The minimum Capital Contribution of a Limited Partner for RD shall be $25,000, subject in each case to acceptance of a lesser amount by the General Partner in its sole and exclusive discretion. The minimum Capital Contribution of a Limited Partner for the RA shall be $2,000 subject in each case to acceptance of a lesser amount by the General Partner in its sole and exclusive discretion. The minimum Capital Contribution of a Limited Partner for the RCF class shall be $500, subject in each case to acceptance of a lesser amount by the General Partner in its sole and exclusive discretion. The General Partner may, in its sole and exclusive discretion, reject any subscription that is tendered.

- Class RD Units: Class RD Units shall be issued at a price per Unit as determined from time to time in good faith by the General Partner. As of the Effective Date, there shall be 11,000,000 Units at a Capital Contribution Valuation and purchase price of $25.00 per Unit. Additional RD Units may be issued at such times and on such terms as determined by the General Partner in its sole discretion not to exceed a total of 13,000,000 such units without the prior approval of a majority of the Interests. The General Partner may determine not to sell all RD Units if the General Partner concludes, in its sole and exclusive discretion, that it is in the best interest of the Partnership not to do so.

- Class RA Units: Class RA Units shall be issued at a price per Unit as determined from time to time in good faith by the General Partner. As of the Effective Date, there shall be 3,300,000 RA Units at a Capital Contribution Valuation and purchase price of $25.00 per Unit. Additional RA Units may be issued at such times and on such terms as determined by the General Partner in its sole discretion not to exceed a total of 3,300,000 such units without the prior approval of a majority of the Interests. The General Partner may determine not to sell all RA Units if the General Partner concludes, in its sole and exclusive discretion, that it is in the best interest of the Partnership not to do so.

- Class RCF Common Units: Class RCF Common Units shall be issued at a price per Unit as determined from time to time in good faith by the General Partner. As of the Effective Date, there shall be 220,000 Common Units at a Capital Contribution Valuation and purchase price of $25.00 per Common Unit. Additional Common Units may be issued at such times and on such terms as determined by the General Partner in its sole discretion not to exceed a total of 220,000 such units without the prior approval of a majority of the Interests. The General Partner may determine not to sell all Common Units if the General Partner concludes, in its sole and exclusive discretion, that it is in the best interest of the Partnership not to do so.

- Investment Purpose. The Partners represent that the Units are being acquired for investment and not with a view toward the distribution thereof.

Units may be issued at such times and on such terms, including free of charge, as determined by the General Partner in its sole and exclusive discretion, including as an incentive to employees of the Partnership, but under no circumstances shall the number of Units issued exceed the limits set forth above without the prior approval of a majority of the Interests. Issuance of Units under this section may only be made for reasons that are in the best interest of the Partnership as determined by the General Partner in its sole and exclusive discretion. The General Partner may not, however, issue Units under this section to itself or any of its owners or affiliates.

As noted in the Company's Limited Partnership Agreement, these classes of membership units have similar rights and privileges, except as follows:

- The General Partner shall have the right to determine the distribution of Profits to the Partnership. All distributions shall be distributed among the Partners in the following order and priority:
  - first, among all Partners in proportion to their respective Capital Percentages until each Partner has received cumulative distributions equal to its aggregate Capital Contribution Valuation, at which time an annual distribution period shall be established by the General Partner; and
  - thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of less than five percent (5%) to the Partners, (x) zero percent 0% to the General Partner and (y) one hundred percent 100% to the Partners in proportion to their respective Capital Percentages; or
  - thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between five percent (5%) and less than eight percent (8%) to the Partners, (x) five percent (5%) to the General Partner and (y) ninety-five percent (95%) to the Partners in proportion to their respective Capital Percentages; or
  - thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between eight percent (8%) and less than ten percent (10%) to the Partners, (x) ten percent (10%) to the General Partner and (y) ninety (90%) to the Partners in proportion to their respective Capital Percentages; or
  - thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between ten percent (10%) and less than twelve percent (12%) to the Partners, (x)

fifteen percent (15%) to the General Partner and (y) eighty-five (85%) to the Partners in proportion to their respective Capital Percentages; or

- thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between twelve percent (12%) and less than fifteen percent (15%) to the Partners, (x) twenty percent (20%) to the General Partner and (y) eighty percent (80%) to the Partners in proportion to their respective Capital Percentages; or
- thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between fifteen percent (15%) and less than twenty five percent (25%) to the Partners, (x) twenty five percent (25%) to the General Partner and (y) seventy five percent (75%) to the Partners in proportion to their respective Capital Percentages; or
- thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between twenty five percent (25%) and less than thirty five percent (35%) to the Partners, (x) thirty five percent (35%) to the General Partner and (y) sixty five percent (65%) to the Partners in proportion to their respective Capital Percentages; or
- thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between thirty five percent (35%) and less than fifty percent (50%) to the Partners, (x) forty five percent (45%) to the General Partner and (y) fifty five percent (55%) to the Partners in proportion to their respective Capital Percentages; or
- thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of greater than fifty percent (50%) to the Partners, all returns in excess of fifty percent (50%) shall be distributed (x) fifty percent (50%) to the General Partner and (y) fifty percent (50%) to the Partners in proportion to their respective Capital Percentages.

During the period ended July 31, 2021, the Company issued one General Partner Unit for a $900 contribution and 2,020 Limited Partner RD units for $50,000 in HEX.

Exhibit B

Limited Partnership Agreement

MAKE A DIFFERENCE VENTURES II L.P.

FIRST AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

Dated as of September 20, 2021

THE LIMITED PARTNERSHIP INTERESTS CREATED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER STATE BLUE SKY STATUTES IN THE VARIOUS STATES WHERE THE INTERESTS ARE BEING OFFERED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID SECURITIES ACT OF 1933 OR THE APPLICABLE STATE BLUE SKY STATUTES OR SATISFACTORY ASSURANCE TO THE PARTNERSHIP THAT SUCH REGISTRATION IS NOT REQUIRED. IN ADDITION, THE SALE OR TRANSFER OF ANY INTEREST IN THE PARTNERSHIP MUST BE MADE IN ACCORDANCE WITH THE PROVISIONS OF THIS AGREEMENT. IN VIEW OF THESE RESTRICTIONS, THE PURCHASER OF ANY INTEREST IN THE PARTNERSHIP MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

TABLE OF CONTENTS

ARTICLE VII
MANAGEMENT BY GENERAL PARTNER

ARTICLE VIII
DISTRIBUTIONS

ARTICLE IX
ALLOCATIONS

ARTICLE X
TAX MATTERS

ARTICLE XI
ACCOUNTING AND RECORDS

ARTICLE XII
LIABILITY, EXCULPATION AND INDEMNIFICATION

ARTICLE XIII
DISSOLUTION, WINDING-UP AND TERMINATION

ARTICLE XIV
GENERAL PROVISIONS

FIRST AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT OF

MAKE A DIFFERENCE VENTURES II, L.P.

This First Amended and Restated Limited Partnership Agreement (this "Agreement") of Make a Difference Ventures II, L.P., a Delaware limited partnership (the "Partnership"), is effective as of the 20th day of September, 2021 (the "Effective Date"), by and among Make a Difference Ventures, GP, LLC, a Delaware limited liability company, as General Partner (the "General Partner"), the Limited Partners listed on Schedule I attached hereto (the "Limited Partners") and such other Persons as shall hereinafter become Partners as hereinafter provided.

RECITALS

WHEREAS, the Partnership was formed on February 5, 2021 and is registered as a limited partnership under the Partnership Act, being established for the primary purpose of making a responsible return to investors while advancing projects and deploying technologies that reduce or eliminate, or support the reduction or elimination of, the emission of greenhouse gases, and promote or support the promotion of carbon free generation and transmission of power and carbon free modes of transportation, together with related activities, including computer/IT technologies that support same, in addition to other activities as may be allowed under the Partnership Act; and

WHEREAS, an ancillary goal of the Partnership will be to increase affordable clean energy and transportation options to developing countries, and historically disadvantaged populations and communities, thereby increasing the standard of living enjoyed by the citizens of those countries and communities; and

WHEREAS, the parties hereto desire to enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein made and intending to be legally bound hereby, the parties hereto agree to the following:

ARTICLE I
CONSTRUCTION AND DEFINED TERMS

Construction of the language of this Agreement shall be as set forth in Exhibit A. Capitalized terms used in this Agreement (including Exhibits and Schedules hereto) but not defined in the body hereof shall have the meanings ascribed to them in Exhibit A.

ARTICLE II
ORGANIZATION

Section 2.1. Formation. The Partnership was organized on February 5, 2021 pursuant to the Partnership Act. The General Partner and each of the Limited Partners shall be deemed to have notice of, and be bound by, the terms and conditions set forth in this Agreement. Except as expressly provided herein and to the extent permitted by the Partnership Act, the rights and obligations of the General Partner and each of the Limited Partners and the administration and termination of the Partnership shall be governed by the Partnership Act. The General Partner or any Person designated by the General Partner is hereby designated as an authorized person to execute, deliver and file any certificates, notices or other documents and any amendments and/or restatements thereof necessary for the Partnership to qualify to do business in a jurisdiction in which the Partnership may wish to conduct business.

Section 2.2. Name. Unless and until amended in accordance with this Agreement and the Partnership Act, the name of the Partnership will be "Make a Difference Ventures II, L.P."

Section 2.3. Term. The term of the Partnership commenced on the date of filing of the requisite notice to form the Partnership in accordance with the Partnership Act and shall continue in perpetuity; *provided* that the Partnership may be dissolved, wound up and terminated in accordance with Article XIII.

Section 2.4. Purpose; Powers. The purpose of the Partnership is to engage in business ventures that generate a responsible return to investors while moving the world toward carbon free energy production and transportation as fast as prudently achievable by: (a) entering into strategic partnerships with companies that specialize in projects that either directly reduce or eliminate greenhouse gas emissions or support the reduction or elimination of greenhouse gas

emissions in the power generation and transportation industries; and (b) entering into business relationships, through agreements such as licenses or joint ventures, with companies owning technologies that when deployed either directly reduce or eliminate greenhouse gas emissions or support the reduction or elimination of greenhouse gas emissions in the power generation and transportation industries, together with computer/IT technologies that support same; and (c) the formation and operation of businesses related to or emerging from the above activities. An ancillary goal of the Partnership will be to increase affordable clean energy and transportation options to developing countries, as well as historically disadvantaged populations and communities, thereby increasing the standard of living enjoyed by the citizens of those countries and communities. The Partnership shall have the power and authority to take any and all actions and engage in any and all activities necessary, appropriate, desirable, advisable, ancillary or incidental to the accomplishment of the foregoing purposes.

Section 2.5. Place of Business. The principal place of business of the Partnership will be located at 414 Church Street, Suite 308, Sandpoint Idaho 83864, or such other place within or outside the State of Delaware as the General Partner may from time to time designate. The Partnership may maintain offices and places of business at such other place or places within or outside the State of Delaware, as the General Partner deems advisable.

Section 2.6. Registered Agent and Office. The Partnership's registered agent and office in the State of Delaware shall be c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The General Partner may at any time designate another registered agent and/or registered office.

Section 2.7. Fiscal Year. The fiscal year of the Partnership shall be the calendar year (the "Fiscal Year"). The General Partner may change the Fiscal Year of the Partnership from time to time, in accordance with applicable Law, and will promptly give written notice of any such change to the Limited Partners.

ARTICLE III
UNITS

Section 3.1. Units. The Partnership is offering limited partnership interests (the "Interests") through three offerings to potential investors (the "Limited Partners" and, collectively with the General Partner, the "Partners") in exchange for capital contributions to the Partnership ("Capital Contributions") of up to $363,000,000 in the aggregate. The General Partner shall own, in a single General Partner Unit, one percent (1%) of the Partnership. The General Partner retains the right to accept Capital Contributions in excess of this amount, but in no event greater than $413,000,000 without the prior approval of a majority of the Interests. The partnership interests of the Partners in the Partnership shall be issued in unit increments (each, a "Unit"). Each Unit shall bear a Capital Contribution Valuation of twenty-five dollars ($25.00). The Partnership is authorized to issue three classes of Units to be designated Class RD, , Class RA , , and Class RCF Units. " The rights associated with each class of Units are set forth hereinafter. The Units will not be represented by certificates but will be recorded on the Partnership's books and records. Units may be tokenized and issued electronically via blockchain technology or any other form of similar issuance which may in the future become technologically and legally available. The minimum Capital Contribution of a Limited Partner for RD shall be $25,000,, subject in each case to acceptance of a lesser amount by the General Partner in its sole and exclusive discretion. The minimum Capital Contribution of a Limited Partner for the RA shall be $2,000 subject in each case to acceptance of a lesser amount by the General Partner in its sole and exclusive discretion. The minimum Capital Contribution of a Limited Partner for the RCF class shall be $500.00, subject in each case to acceptance of a lesser amount by the General Partner in its sole and exclusive discretion. The General Partner may, in its sole and exclusive discretion, reject any subscription that is tendered.

Section 3.2. Class RD Units: Class RD Units shall be issued at a price per Unit as determined from time to time in good faith by the General Partner. As of the Effective Date, there shall be 11,000,000 Units at a Capital Contribution Valuation and purchase price of $25.00 per Unit. Additional RD Units may be issued at such times and on such terms as determined by the General Partner in its sole discretion not to exceed a total of 13,000,000 such units without the prior approval of a majority of the Interests. The General Partner may determine not to sell all RD Units if the General Partner concludes, in its sole and exclusive discretion, that it is in the best interest of the Partnership not to do so.

Section 3.3. Class RA Units: Class RA Units shall be issued at a price per Unit as determined from time to

time in good faith by the General Partner. As of the Effective Date, there shall be 3,300,000 RA Units at a Capital Contribution Valuation and purchase price of $25.00 per Unit. Additional RA Units may be issued at such times and on such terms as determined by the General Partner in its sole discretion not to exceed a total of 3,300,000 such units without the prior approval of a majority of the Interests. The General Partner may determine not to sell all RA Units if the General Partner concludes, in its sole and exclusive discretion, that it is in the best interest of the Partnership not to do so.

Section 3.4 Class RCF Common Units: Class RCF Common Units shall be issued at a price per Unit as determined from time to time in good faith by the General Partner. As of the Effective Date, there shall be 220,000 Common Units at a Capital Contribution Valuation and purchase price of $25.00 per Common Unit. Additional Common Units may be issued at such times and on such terms as determined by the General Partner in its sole discretion not to exceed a total of 220,000 such units without the prior approval of a majority of the Interests. The General Partner may determine not to sell all Common Units if the General Partner concludes, in its sole and exclusive discretion, that it is in the best interest of the Partnership not to do so.

Section 3.5. Investment Purpose. The Partners represent that the Units are being acquired for investment and not with a view toward the distribution thereof.

Section 3.6 Authority to issue Units as Incentive. Units, in addition to those set forth on Schedule I, may be issued at such times and on such terms, including free of charge, as determined by the General Partner in its sole and exclusive discretion, including as an incentive to employees of the Partnership, but under no circumstances shall the number of Units issued exceed the limits set forth in section 3.2 through 3.4 above without the prior approval of a majority of the Interests. Issuance of Units under this section may only be made for reasons that are in the best interest of the Partnership as determined by the General Partner in its sole and exclusive discretion. The General Partner may not, however, issue Units under this section to itself or any of its owners or affiliates.

ARTICLE IV
TRANSFERABILITY OF PARTNERSHIP UNITS

A Limited Partner may not Transfer its Units, provided, however, that the General Partner may, in its sole discretion, authorize a Limited Partner to Transfer its Units. The General Partner reserves the sole and exclusive discretion to adopt technologies capable of automating the authorization for a Limited Partner to Transfer its Units.

ARTICLE V
PARTNERS

Section 5.1. Partners. As of the Effective Date, the names and addresses of the Partners and the class and number of Units owned by each Partner are set forth in Schedule I hereto. Schedule I may be updated from time to time by the General Partner without any further action by the other Partners to reflect changes in Partners or their respective holdings of Units that may occur in accordance with the terms of this Agreement.

Section 5.2. Additional Partners. One or more Additional Partners may be admitted to the Partnership as a Partner upon the approval of the General Partner, subject to the terms of this Agreement, and such Persons will be admitted as Partners of the Partnership *provided* that they execute a counterpart signature page to this Agreement agreeing to be bound by the terms of this Agreement.

Section 5.3. Resignation or Withdrawal of a Partner. Except as otherwise agreed in writing between a Partner and the Partnership, a Partner may not, at any time, retire or withdraw from the Partnership without obtaining the prior written consent of the General Partner. The withdrawal of a Partner shall not dissolve the Partnership, and the Partnership shall continue notwithstanding such withdrawal.

Section 5.4. No Authority as Agent. No Partner will have the authority, in its capacity as a Partner, to enter into any transaction on behalf of the Partnership or to otherwise bind the Partnership except as provided in Article VII hereof.

Section 5.5. Limited Partner Meetings. The Partnership will hold meetings no less than annually to provide Limited Partners with the opportunity to review and discuss the Partnership's business activity. Such meetings may be held in whole or in part via conference call or web-based meeting software, such as GoToMeeting.

ARTICLE VI
CAPITAL CONTRIBUTIONS

Section 6.1. Capital Contributions. As of the Effective Date, the General Partner shall have made a Capital Contribution of $900.00 and shall have received in return one percent (1%) of the Partnership in the form of a single General Partner Unit. Each Limited Partner shall make its Capital Contributions immediately upon execution of the Subscription Agreement for same, unless otherwise agreed by the General Partner if it concludes, in its sole and exclusive discretion, that it is in the best interest of the Partnership to do so.

Section 6.2. Minimum Contributions.

The minimum Capital Contribution of a Limited Partner for RD shall be $25,000, subject in each case to acceptance of a lesser amount by the General Partner in its sole and exclusive discretion. The minimum Capital Contribution of a Limited Partner for the RA class shall be $2,000.00, subject in each case to acceptance of a lesser amount by the General Partner in its sole and exclusive discretion. The minimum Capital Contribution of a Limited Partner for the RCF class shall be $500.00, subject in each case to acceptance of a lesser amount by the General Partner in its sole and exclusive discretion. The General Partner may, in its sole and exclusive discretion, reject any subscription that is tendered.

The General Partner may, in its sole and exclusive discretion, reject any subscription that is tendered.

Section 6.3. Additional Contributions. No Partner shall be obligated to make any additional Capital Contributions without the consent of such Partner.

Section 6.4. Return of Contributions. Except as otherwise provided in Article XIII, (a) a Partner is not entitled to the return of any part of its Capital Contributions or to be paid interest in respect of either its Capital Account or its Capital Contributions, (b) an unrepaid Capital Contribution is not a liability of the Partnership or of any Partner, and (c) a Partner is not required to contribute or to lend any cash or property to the Partnership to enable the Partnership to return any Partner's Capital Contributions.

Section 6.5. Capital Accounts.

(a) A separate capital account (a "Capital Account") shall be maintained for each Partner by the Partnership in accordance with this Agreement and the rules of Section 704 of the Code and the Treasury Regulations thereunder. Capital Accounts will not govern distributions by the Partnership to the Partners, it being understood that Capital Accounts will be maintained solely to assist the Partnership in allocating tax items of the Partnership. The Capital Account of each Partner will be increased by (i) the amount of Capital Contributions made by such Partner; and (ii) such Partner's share of Profits (or items thereof), if any, allocated to its Capital Account pursuant to this Agreement. The Capital Account of each Partner will be decreased by (x) the amount of money and the Gross Asset Value of any property distributed by the Partnership (determined by the General Partner as of the date of distribution) to such Partner (net of any liabilities secured by such property that such Partner is considered to assume or hold subject to for purposes of Section 752 of the Code); and (y) such Partner's share of Losses (or items thereof) allocated to its Capital Account pursuant to this Agreement.

(b) Upon the admission of an Additional Partner to the Partnership and upon other events when the Gross Asset Value of the Partnership's assets will be adjusted, the Capital Accounts of the Partners will be adjusted to reflect their interests in the then fair market value of the Partnership's assets. If Units are issued pursuant to the exercise of an option, warrant or other convertible equity interest issued by the Partnership, the Capital Account of the exercising person will reflect not only the cash or property contributed by such person, but also any excess of the fair market value of such person's proportionate share of the Partnership's assets over such contribution (and the Capital Accounts of the other Partners will be adjusted pursuant to the first sentence of this paragraph).

ARTICLE VII
MANAGEMENT BY GENERAL PARTNER

Section 7.1. Management. Except as otherwise provided herein, all management powers over the business and affairs of the Partnership shall be vested in the General Partner, and the General Partner shall have the power and authority to do all things deemed necessary or desirable by it in the conduct of the business of the Partnership without the need for approval by or any other authorization or consent from the Limited Partners. Except as otherwise provided in this Agreement, consistent with the Partnership's purpose and to carry out the business objectives of the Partnership, the General Partner, acting for and on behalf of the Partnership, shall have all power and authority to do the following:

(a) Execute, deliver and perform all contracts and other undertakings and engage in all the activities and transactions as may in the opinion of the General Partner be necessary or advisable to carry out the foregoing objectives and purposes, including:

(i) to purchase, transfer, pledge, hypothecate, mortgage, or otherwise acquire and exercise all rights, powers, privileges and other incidents of ownership or possession with respect to the Partnership assets;

(ii) to adopt any technologies to reduce the transaction costs of issuing, or managing compliance risk associated with, any Interest in the Partnership.

(iii) to open and maintain bank accounts and to take out loans; and

(iv) to do other acts as may be advisable or necessary in connection with maintaining an organization; and

(b) Otherwise have all the powers available to it as a limited partnership under the laws of the State of Delaware that are necessary or advisable to achieve the purposes of the Partnership; and

(c) Enter into business relationships and agreements with businesses and entities that are affiliated with and or controlled by Managing Directors of the General Partner, which relationships and agreements shall not be considered a conflict of interest if they further the Purpose of the Partnership in the opinion of the General Partner in its sole and exclusive discretion.

Section 7.2. Authority of General Partner as to Third Persons. Any Person dealing with the Partnership, the General Partner or any other Partner may rely upon a certificate signed by the General Partner, thereunto duly authorized, concerning:

(a) the identity of one or more Partners;

(b) the existence or nonexistence of any fact or facts that constitute conditions precedent to acts by the General Partner or the other Partners or in any other manner germane to the affairs of the Partnership;

(c) the Person or Persons who are authorized to execute and deliver any instrument or document of the Partnership; or

(d) any act or failure to act by the Partnership or concerning any other matter whatsoever involving the Partnership, or any Partner as it regards Partnership business.

Section 7.3. Other Partners' Powers. No Partner other than the General Partner shall have any right or power to take part in the management or control or conduct the business of the Partnership or to act for or bind the Partnership or in any way deal with third parties.

Section 7.4. Liability of Limited Partners. No Partner (other than the General Partner, to the extent expressly provided in the Partnership Act) shall be liable for the debts, liabilities, contracts or any other obligation of the Partnership, except to the extent expressly required herein or in the Act.

Section 7.5 Costs and Expenses. The Partnership will be responsible for all of its operational costs and expenses, including, without limitation: (i) employees of the Partnership and its operational subsidiaries and related entities; (ii) office expenses of the Partnership and its operational subsidiaries and related entities; (iii) out-of-pocket expenses of all transactions, whether or not consummated; (iv) expenses associated with the acquisition, operation, and disposition (if any) of the Partnership's operating businesses, including all travel, lodging and entertainment expenses, marketing and sales expenses, and extraordinary expenses, if any (such as certain valuation expenses, litigation expenses and

indemnification payments); (v) legal, accounting, consulting, investment banking, financing and brokerage fees and expenses, if any; (vi) expenses associated with financial statements, reports and tax returns prepared for the Partnership and its operating subsidiary and related entities; (vii) expenses of advisors and of any Partnership administrator; (viii) organizational expenses; (ix) expenses associated with any Limited Partner meetings; and (x) any taxes, fees, or other governmental charges levied against the Partnership or its subsidiary and related entities.

Section 7.6 Organizational Expenses. All of the Partnership's organizational expenses, including all legal fees and filing costs, as well as costs associated with the marketing, sale and issuance of the Interests, will be paid or reimbursed by the Partnership. Each investor will be solely responsible for all of its own legal and tax counsel expenses and any out-of-pocket expenses incurred in connection with its admission to, or the maintenance of its Interest in, the Partnership.

Section 7.7 Compensatory Benefit Plans and Contracts. The General Partner may, when it determines in its sole and exclusive discretion that it is in the best interest of the Partnership, issue Units as compensation for services rendered, and/or to be rendered, to the Partnership. Issuance of Units, as compensation for services, can be in lieu of cash compensation, or an incentive/bonus compensation. All issuances of Units in compensation for services shall be based on a written contract with the service provider and approved by the General Partner.

ARTICLE VIII
DISTRIBUTIONS

Section 8.1. Distributions. The General Partner shall have the right to determine the distribution of Profits to the Partnership. All distributions shall be distributed among the Partners in the following order and priority:

a) first, among all Partners in proportion to their respective Capital Percentages until each Partner has received cumulative distributions equal to its aggregate Capital Contribution Valuation, at which time an annual distribution period shall be established by the General Partner; and

b) thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of less than five percent (5%) to the Partners, (x) zero percent 0% to the General Partner and (y) one hundred percent 100% to the Partners in proportion to their respective Capital Percentages; or

c) thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between five percent (5%) and less than eight percent (8%) to the Partners, (x) five percent (5%) to the General Partner and (y) ninety-five percent (95%) to the Partners in proportion to their respective Capital Percentages; or

d) thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between eight percent (8%) and less than ten percent (10%) to the Partners, (x) ten percent (10%) to the General Partner and (y) ninety (90%) to the Partners in proportion to their respective Capital Percentages; or

e) thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between ten percent (10%) and less than twelve percent (12%) to the Partners, (x) fifteen percent (15%) to the General Partner and (y) eighty-five (85%) to the Partners in proportion to their respective Capital Percentages; or

f) thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between twelve percent (12%) and less than fifteen percent (15%) to the Partners, (x) twenty percent (20%) to the General Partner and (y) eighty percent (80%) to the Partners in proportion to their respective Capital Percentages; or

g) thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between fifteen percent (15%) and less than twenty five percent (25%) to the Partners, (x) twenty five percent (25%) to the General Partner and (y) seventy five percent (75%) to the Partners in proportion to their respective Capital Percentages; or

h) thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between twenty five percent (25%) and less than thirty five percent (35%) to the Partners, (x) thirty five percent (35%) to the General Partner and (y) sixty five percent (65%) to the Partners in proportion to their respective Capital Percentages; or

i) thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of between thirty five percent (35%) and less than fifty percent (50%) to the Partners, (x) forty five percent (45%) to the General Partner and (y) fifty five percent (55%) to the Partners in proportion to their respective Capital

Percentages; or

j) thereafter, for each annual distribution period, in the event that the Profits distributed represent a return of greater than fifty percent (50%) to the Partners, all returns in excess of fifty percent (50%) shall be distributed (x) fifty percent (50%) to the General Partner and (y) fifty percent (50%) to the Partners in proportion to their respective Capital Percentages.

Section 8.2. Return of Distributions. Partners who receive distributions made in violation of the Partnership Act or this Agreement shall return such distributions to the Partnership. Except for those distributions made in violation of the Partnership Act or this Agreement, no Partner will be obligated to return any distribution to the Partnership or pay the amount of any distribution for the account of the Partnership or to any creditor of the Partnership. The amount of any distribution returned to the Partnership by a Partner or paid by a Partner for the account of the Partnership or to a creditor of the Partnership will be added to the account or accounts from which it was subtracted when it was distributed to the Partner.

Section 8.3. Phantom Income Tax Distributions. Upon a Partner's request, the General Partner shall, following the close of each taxable year of the Partnership, distribute to such Partner, in proportion to its respective Capital Percentages, an amount sufficient to pay federal and state income taxes on the income for such taxable year that passes through the Partnership under the applicable provisions of the Code (net of any tax benefit produced for the Partners by the Partnership's losses, deductions and credits for the same taxable year) but for which there was no corresponding cash distribution to the Partners ("Phantom Income"). The total amount to be distributed shall be determined conclusively by presuming that (a) all taxable Phantom Income that passes through to a Partner will be taxed at the maximum federal rate (without regard to exemptions or phase outs of lower tax rates) and at the maximum rate of the Partner's state of domicile at which income of any individual can be taxed in the calendar year that includes the last day of the taxable year, and (b) losses, deductions, and credit produced tax benefits using the same tax rates. The General Partner shall make the distribution required by the preceding sentence in a timely manner to allow the taxes attributable to the Phantom Income passed through the Partnership to any Partner to be paid when due.

ARTICLE IX
ALLOCATIONS

Section 9.1. Allocation of Profits and Losses.

(a) The Profits and Losses of the Partnership for each Fiscal Year or other relevant period of calculation, as determined by the General Partner in accordance with the provisions hereof, will be allocated among the Partners in a manner such that the Capital Account of each Partner, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Partner pursuant to Section 8.1 if the Partnership were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Values, all Partnership liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Values of the assets securing such liability), and the net assets of the Partnership were distributed in accordance with Section 8.1 to the Partners immediately after making such allocation. The special allocations provided in this Agreement shall be taken into account for Capital Account purposes.

(b) To the extent necessary to comply with Code Section 704 and the Treasury Regulations promulgated thereunder, items of income, gain, loss, deduction and credit shall be allocated in the manner and to the extent provided by (1) Treasury Regulations section 1.704- 1(b)(4), (2) Treasury Regulations section 1.704-1(b)(2) (to comply with the substantial economic effect safe harbors), including, without limitation, the "qualified income offset" provision of Treasury Regulations section 1.704-1(b)(2)(ii)(d) (flush language) and Treasury Regulations section 1.704-1(b)(2)(iv) (capital account requirements), and (3) Treasury Regulations section 1.704-2, including, without limitation, Treasury Regulations section 1.704- 2(e), 1.704-2(i)(2) and 1.704-2(i)(4), which are incorporated by reference herein.

Section 9.2. Tax Allocations.

(a) Unless otherwise required by Sections 704(b) and (c) of the Code or the Treasury Regulations promulgated thereunder, all items of income, gain, loss, deduction or credit, as determined for federal, state and local tax purposes, will be allocated among the Partners in the same manner as the corresponding items of income, gain, loss or deduction are allocated pursuant to Section 9.1.

(b) In accordance with Section 704(c) of the Code and the applicable Treasury Regulations thereunder, any income, gain, loss or deduction with respect to any property contributed to the capital of the Partnership, or with respect to any property which has a Gross Asset Value different than its adjusted tax basis at the time of the contribution, will, solely for federal income tax purposes, be allocated among the Partners so as to take into account any variation between the adjusted tax basis of such property and the Gross Asset Value of such property. The General Partner shall cause the Partnership to elect any method of allocation permitted by Treasury Regulations Section 1.704-3 with respect to such allocation. Partners shall provide the Partnership with the adjusted tax basis of any property contributed to the Partnership to enable such allocation to be made.

(c) The General Partner shall be authorized in its sole discretion to make appropriate adjustments to the allocations of items to comply with Section 704 of the Code and the Treasury Regulations thereunder. Allocations pursuant to this Section 9.2 are made solely for tax purposes and will not offset, or in any way be taken into account in computing, any Partner's Capital Account balance or share of Partnership distributions. Each Partner is aware of the income tax consequences of the allocations made by this Agreement and agrees to be bound by the provisions of this Article IX in reporting its share of Partnership income and loss for income tax purposes. The General Partner also shall be authorized in its sole discretion to make all elections required or permitted to be made by the Partnership under the Code (including but not limited to an election under Section 754 or Section 743(e) of the Code and the safe harbor election provided for by the Proposed Revenue Procedure included in Notice 2005-43, or any similar election provided in a final revenue procedure or other published guidance relating to the compensatory transfer of partnership interests (the latter election, a "Safe Harbor Election")), in the manner that the General Partner determines will be most advantageous to the Partnership. Each Partner agrees to comply with all requirements of the Proposed Revenue Procedure included in Notice 2005-43, or any similar final revenue procedure or other published guidance relating to the compensatory transfer of partnership interests, if a Safe Harbor Election is made, in a manner consistent with such election.

ARTICLE X
TAX MATTERS

Section 10.1. Tax Matters Partner. The General Partner shall be the initial "tax matters partner" within the meaning of Section 6231(a)(7) of the Code (the "Tax Matters Partner"). The Tax Matters Partner shall determine in its reasonable discretion (a) the appropriate treatment of each item of income, gain, loss, deduction and credit of the Partnership on its Tax returns, (b) the accounting methods and conventions under the Tax Laws of the United States, the several states and other relevant jurisdictions applicable to the treatment of any such item and (c) any other method or procedure related to the preparation of such Tax returns. The Tax Matters Partner shall have all of the rights, duties, powers and obligations provided for in Sections 6221 through 6232 of the Code. The Partnership intends to file as a partnership for U.S. federal, state and local income tax purposes. All elections required or permitted to be made by the Partnership, and all other Tax decisions and determinations relating to U.S. federal, state or local Tax matters of the Partnership, shall be made by the Tax Matters Partner, in consultation with the Partnership's attorneys and/or accountants; *provided* that the Tax Matters Partner shall, upon the request of any Partner, make an election pursuant to Section 754 of the Code. Tax audits, controversies and litigations shall be conducted under the direction of the Tax Matters Partner. As soon as reasonably practicable after the end of each taxable year but not later than seventy five (75) days after the end of each taxable year (subject to any reasonable delays in the event of the late receipt of any necessary financial statements and tax information of any Person in which the Partnership holds an interest; *provided* that the General Partner shall use its reasonable efforts to avoid such delays), the Partnership shall send to each Partner a copy of U.S. Internal Revenue Service Schedule K-1, and any comparable statements required by applicable state or local income tax Law, with respect to such taxable year. The Partnership also shall provide the Partners with such other information as may be reasonably requested for purposes of allowing the Partners to prepare and file their own Tax returns. The Partnership shall bear the cost of the preparation and filing of its Tax returns with respect to the Partnership, but shall not bear any additional costs related primarily to any specific Partner. The Tax Matters Partner shall inform each other Partner of all significant matters that may come to its attention in its capacity as Tax Matters Partner by giving notice thereof as soon as reasonably practicable after becoming aware thereof and, within that time, shall forward to each other Partner copies of all significant written communications it may receive in that capacity. Upon the request of a Limited Partner, the Partnership shall make available an estimate of taxable income of the Partnership allocated to such Limited Partner for such taxable year no earlier than 30 days following the end of the taxable year. Each Partner agrees to provide the Partnership such information, if any, as may be needed by the

Partnership for purposes of preparing Tax returns and information returns and any other information as reasonably requested by the Partnership.

Section 10.2. Tax Withholding. To the extent the Partnership is required by Law to withhold or to make Tax payments on behalf of or with respect to any Partner ("Tax Advances"), the Partnership may withhold such amounts and make such Tax payments as so required. All Tax Advances made on behalf of a Partner shall at the option of the General Partner be promptly repaid by (A) reducing the amount of the current or next succeeding distribution or distributions which would otherwise have been made to such Partner or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Partner or (B) requiring payment to the Partnership by the Partner on which behalf such Tax Advances were made (such payment not to constitute a Capital Contribution of such Partner). If a distribution to a Partner is actually reduced as a result of a Tax Advance, for all other purposes of this Agreement such Partner shall be treated as having received the amount of the distribution that is reduced by the Tax Advance. Each Partner hereby agrees to indemnify and hold harmless the Partnership and the other Partners from and against any liability (including, without limitation, any liability for Taxes, penalties, additions to Tax or interest) with respect to income attributable to or distributions or other payments to such Partner.

Section 10.3. Partnership Status. Notwithstanding anything contained in this Agreement to the contrary, the Partnership will undertake all necessary steps to preserve the limited liability of all Limited Partners and the Partnership's status as a partnership for U.S. federal Tax purposes. Each Partner agrees that it is solely responsible for, and will timely pay all income and other taxes applicable to the receipt, ownership (including allocations of taxable income) and disposition of its Units.

ARTICLE XI
ACCOUNTING AND RECORDS

Section 11.1. Maintenance of Books.

(a) Supervision; Inspection; Reports. Proper and complete books of account and records of the business of the Partnership will be kept under the supervision of the General Partner at the Partnership's principal office. Such books and records will be open to inspection, audit and copying by any holder of Units, any representative thereof and their respective designated agents, upon reasonable notice at any time during business hours, for any purpose reasonably related to such Person's interest in the Partnership. Annual audited and quarterly unaudited financial statements of the Partnership and no less than annual progress reports on each business operation of the Partnership will be provided to each Limited Partner.

(b) Reliance on Books and Records. Any Partner will be fully protected in relying in good faith upon the records and books of account of the Partnership and upon such information, opinions, reports or statements presented to the Partnership by any of its other Partners or employees, or by any other Person, as to matters the Partner reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Partnership, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Partnership or any other facts pertinent to the existence and amount of assets from which distributions to Partners might properly be paid.

ARTICLE XII
LIABILITY, EXCULPATION, AND INDEMNIFICATION

Section 12.1. Liability. Except as otherwise provided by the Partnership Act, the debts, obligations and liabilities of the Partnership, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Partnership, and no Covered Person will be obligated personally for any such debt, obligation or liability of the Partnership solely by reason of being a Covered Person.

Section 12.2. Exculpation. No Covered Person will be liable to the Partnership or any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Partnership and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement. A Covered Person will be fully protected in relying in good faith upon the records of the Partnership and upon such information, opinions, reports or statements presented to the Partnership by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Partnership, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses or any other facts pertinent to the existence and amount of assets from which distributions to Partners might properly be paid.

Section 12.3. Duties and Liabilities of Covered Persons. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to any other Covered Person, a Covered Person acting under this Agreement will not be liable to the Partnership or to any other Covered Person for its good faith reliance on the provisions of this Agreement.

Section 12.4. Indemnification. To the fullest extent permitted by applicable Law, a Covered Person will be entitled to indemnification from the Partnership for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Partnership and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement; *provided, however*, that any indemnity under this Section 12.4 will be provided out of and to the extent of Partnership assets only, and no Covered Person will have any personal liability on account thereof.

Section 12.5. Expenses. To the fullest extent permitted by applicable Law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Covered Person to repay such amount if it is determined in such final disposition that the Covered Person is not entitled to be indemnified as authorized in this Article XII. The General Partner and the Partnership may enter into indemnity contracts with Covered Persons and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under this Section 12.5 and containing such other procedures regarding indemnification as are appropriate.

Section 12.6. Insurance. The Partnership may purchase and maintain insurance, to the extent and in such amounts as the General Partner deems reasonable, on behalf of Covered Persons and such other Persons as the General Partner determines, against any liability that may be asserted against or expenses that may be incurred by any such Person in connection with the activities of the Partnership or such indemnities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

Section 12.7. Fiduciary Duties. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. To the greatest extent permitted by law, the Partners hereby waive any and all fiduciary duties owed by the Partners that, absent such waiver, may be implied by law or equity, and in doing so, recognize, acknowledge and agree that the Covered Persons' duties and obligations to one another and to the Partnership are only as expressly set forth in this Agreement and any other express agreements to which they are a party, if any.

ARTICLE XIII
DISSOLUTION, WINDING-UP AND TERMINATION

Section 13.1. Dissolution. The Partnership shall be dissolved, and its affairs shall be wound up upon the first to occur of the following (each a "Dissolution Event"): (a) the General Partner determines to dissolve the Partnership; (b) at any time when there are no Limited Partners; (c) at such time as all of the assets of the Partnership have been converted into cash and cash equivalents; (d) the entry of a decree of judicial dissolution of the Partnership under the Partnership Act; or (e) the dissolution, resignation, expulsion or bankruptcy of the General Partner; *provided* that the dissolution, resignation, withdrawal or bankruptcy of the General Partner shall not cause a dissolution of the Partnership if the business of the Partnership is continued and the appointment of an additional general partner (effective as of the date of the event that caused the General Partner to cease to be a general partner of the Partnership) is approved in each case by the vote of a majority in interest of the remaining Partners within ninety (90) days of the

occurrence of any such event; and *provided further* that the Partnership will not terminate until it has been wound up, its assets have been distributed as provided in Section 13.2 and its Certificate of Limited Partnership has been cancelled by the filing of a Certificate of Cancellation with the Delaware Secretary of State.

Section 13.2. Authority to Wind Up. The General Partner will retain all power and authority required to marshal the assets of the Partnership, to pay the Partnership's creditors, to distribute assets and otherwise wind up the business and affairs of the Partnership.

Section 13.3. Distribution of Property. Upon dissolution and winding up of the Partnership, the affairs of the Partnership will be wound up and the Partnership dissolved by the General Partner. The assets of the Partnership will be applied to pay creditors of the Partnership in the order of priority provided by Law. Any remaining assets will be distributed to the Partners in accordance with Article VIII. Any outstanding Units that remain unvested as of the date of (and after giving effect to) such final distribution shall be forfeited.

Section 13.4. Capital Account Deficit. Any Partner with a deficit in its Capital Account will not be required to contribute such deficit amount to the Partnership upon the dissolution thereof.

ARTICLE XIV
GENERAL PROVISIONS

Section 14.1. Amendment or Restatement. Except as otherwise set forth herein, any amendment to this Agreement may be adopted and be effective as an amendment hereto if approved by the General Partner, *provided*, that any amendment to the direct rights or obligations of holders of a class of Units in their capacity as holders of said class of Units will require the consent of the holders of more than 50% of the outstanding class of Units, which consent may not be unreasonably withheld or delayed. The General Partner shall provide all Partners with a copy of any such amendment.

Section 14.2. Successors and Assigns. The provisions of this Agreement will inure to the benefit of, and will be binding upon, the Partners and their respective successors and assigns.

Section 14.3. Governing Law and Severability. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. In particular, the Partnership is formed pursuant to the Act, and the rights and liabilities of the Partners shall be as provided therein, except as herein otherwise expressly provided. If any provision of this Agreement becomes or is deemed invalid, illegal or unenforceable, then such provision shall be deemed amended to the extent necessary to conform to applicable Law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision shall be stricken and the remainder of this Agreement will continue in full force and effect. Should there ever occur any conflict between any provision contained in this Agreement and any present or future statute, law, ordinance or regulation contrary to which the parties have no legal right to contract, the latter shall prevail, but the provision of this Agreement affected thereby may be curtailed and limited only to the extent necessary to bring it into compliance with the law. All the other terms and provisions of this Agreement will continue in full force and effect without impairment or limitation.

Section 14.4. Counterparts. This Agreement may be executed in any number of counterparts (including facsimile counterparts), all of which together shall constitute a single instrument. It shall not be necessary that any counterpart be signed by each of the Partners so long as each counterpart shall be signed by one or more of the Partners and so long as the other Partners shall sign at least one counterpart which shall be delivered to the Partnership.

Section 14.5. Titles and Subtitles. The headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement in construing or interpreting any provision hereof.

Section 14.6. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if (a) hand delivered, (b) sent by overnight mail or courier or (c) transmitted via email transmission, if to any Partner, at such Partner's address or to such Partner's email address on file with the Partnership, and if to the Partnership, to the General Partner at the General Partner's address (to the attention of Steve Youngdahl, Managing Director) or to such other person or address as any Partner shall have last designated by notice to the Partnership, and in the case of a change in address by the General Partner, by notice to the

Limited Partners. Any notice shall be deemed received (i) if hand delivered, when actually delivered, (ii) if sent by overnight mail or courier, when actually received, and (iii) if sent by email transmission, on the date received by the recipient.

Section 14.7. Entire Agreement. This Agreement, the documents referred to herein, and any other written agreements between the General Partner and/or the Partnership and a Limited Partner (it being acknowledged and agreed that the General Partner and/or the Partnership may enter into other written agreements with Limited Partners altering, modifying or supplementing the terms hereof), constitute (for the respective Partners that are parties thereto or bound thereby) the entire agreement and understanding of the parties with respect to the terms and conditions of the transactions referred to herein and therein and supersede all prior and contemporaneous agreements and understandings, oral or written, between the parties relating to such subject matter, other than as provided herein and therein. No party is relying upon any statement or representation of any other party in connection with entering into this Agreement.

Section 14.8. Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Partnership and each Partner shall execute and deliver all such future instruments and take such other and further action as may be reasonably necessary or appropriate to carry out the provisions of this Agreement and the intention of the parties as expressed herein.

Section 14.9. Judicial Proceedings. In any judicial proceeding involving any dispute, controversy or claim arising out of or relating to this Agreement or the Partnership or its operations, each of the Partners and the Partnership irrevocably submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, or if that court does not have jurisdiction, any state court or United States District Court located in the State of Delaware, and the appellate courts to which orders and judgments thereof may be appealed. In any such judicial proceeding, the Partners agree that in addition to any method for the service of process permitted or required by such courts, to the fullest extent permitted by Law, service of process may be made by delivery provided pursuant to the directions in Section 14.6. EACH OF THE PARTNERS HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR RELATING TO THE PARTNERSHIP OR ITS OPERATIONS.

IN WITNESS WHEREOF, each the undersigned duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereto duly authorized) under seal as of the day and year first written above.

GENERAL PARTNER

MAKE A DIFFERENCE VENTURES, GP, LLC

By:______________________________
Name: Steve Youngdahl
Title: Authorized Person

LIMITED PARTNERS

____
____

EXHIBIT A
CONSTRUCTION AND
DEFINED TERMS

Construction:

Unless the context requires otherwise: (a) pronouns in the masculine, feminine and neuter genders shall be construed to include any other gender, and words in the singular form shall be construed to include the plural and vice versa; (b) the term "including" shall be construed to be expansive rather than limiting in nature and to mean "including, without limitation," (except to the extent the context otherwise provides); (c) references to Articles and Sections refer to Articles and Sections of this Agreement; (d) the words "this Agreement," "herein," "hereof," "hereby," "hereunder" and words of similar import refer to this Agreement as a whole, including the Exhibits and Schedules attached hereto, and not to any particular subdivision unless expressly so limited; (e) references to Schedules are to the items identified separately in writing by the parties hereto as the described Schedules attached to this Agreement, each of which is hereby incorporated herein and made a part hereof for all purposes as if set forth in full herein and (f) all references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of a statute, include any rules and regulations promulgated under such statute) and to any section of any statute, rule or regulation include any successor to such section.

Defined Terms:

"Accounting Period" means for each Fiscal Year the period beginning on January 1 and ending on December 31.

"Additional Partner" means any Person who has been admitted to all the rights of a Partner pursuant to Section 5.2 of this Agreement.

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. For these purposes, "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; *provided*, that, for purposes of this Agreement, (i) no Partner shall be deemed an Affiliate of the Partnership or any of its Affiliates and (ii) none of the Partnership nor any of its Affiliates shall be deemed an Affiliate of any Partner.

"Agreement" means this Second Amended and Restated Limited Partnership Agreement, as may be amended and restated from time to time.

"Business Day" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of New York are authorized by Law to close.

"Capital Account" means the account to be maintained by the Partnership for each Partner pursuant to Section 6.5.

"Capital Contribution" means, with respect to any Partner, that amount of cash and the Gross Asset Value of any property or services (other than cash) actually contributed by such Partner to the Partnership pursuant to Article VI (net of any liabilities secured by such property that the Partnership is considered to assume or hold subject to for purposes of Section 752 of the Code).

"Capital Contribution Valuation" means, with respect to any Units, the face value of the Units regardless of the Capital Contribution accepted by the General Partner in exchange for said Units.

"Capital Percentage" means each Partner's pro rata share of the Partnership based upon its Capital Contribution Valuation.

"Code" means the U.S. Internal Revenue Code of 1986, as amended. Any reference to a section of the Code shall include a reference to any successor provision thereto.

"Covered Person" means (i) any Partner, specifically including the General Partner, any Affiliate of a Partner, any representative of any of the foregoing, and any officers, authorized persons, directors, trustees, shareholders, partners, beneficiaries, part employees, representatives or agents of any of the foregoing or (ii) any employee or agent of the Partnership who is designated as a Covered Person by the General Partner.

"Depreciation" means, for each Accounting Period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Accounting Period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes during such Accounting Period, Depreciation for such asset will be an amount which bears the same ratio to Gross Asset Value of the asset as the federal income tax depreciation, amortization or other cost recovery deduction for such Accounting Period bears to the adjusted tax basis of the asset; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Accounting Period is zero, Depreciation will be determined with reference to such asset as if the adjusted basis of the asset for federal income tax purposes were equal to the Gross Asset Value and using any reasonable method of cost recovery selected by the General Partner.

"Dissolution" means, with respect to any Partner, the termination of its existence; provided, however, that a change in the ownership of any Partner that is a partnership will not constitute a "Dissolution" hereunder, whether or not the Partner is deemed technically dissolved for partnership law purposes, so long as the business of the Partner is continued.

"Dissolution Event" has the meaning set forth in Section 13.1.

"Equity Incentive Plan" means a plan designed to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and directors, and ultimately to promote the success of the Partnership. The plan permits the grant of incentive compensation in form of Interest in the Partnership.

"Fair Market Value" means, with respect to any Unit, a price determined by the General Partner in good faith based solely on the liquidation value at the time that Fair Market Value of the assets of the Partnership is determined.

"Fiscal Year" has the meaning set forth in Section 2.7.

"General Partner" has the meaning set forth in the preamble.

"Governmental Authority" means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) U.S. and other federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Partner to the Partnership will be the gross fair market value of such asset (not reduced by any associated liabilities), as agreed to by the contributing Partner and the General Partner;

(b) The Gross Asset Values of all Partnership assets will be adjusted to equal their respective gross fair market values, as determined by the General Partner, as of the following times: (i) the acquisition of one or more additional Units (including upon the exercise of options, warrants or other convertible equity interests) by any new or existing Partner in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Partnership to a Partner of more than a de minimis amount of property as consideration for one or more Units; (iii) the liquidation of the Partnership within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); (iv) in connection with the grant of an interest in the Partnership (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Partnership by an existing Partner acting in a Partner capacity or by a new Partner acting in a Partner capacity or in anticipation of being a Partner and (v) any other instance in which such adjustment is permitted under Treasury Regulations Section 1.704-1(b)(2)(iv); provided, however, that adjustments pursuant to clauses (i), (ii), (iv) and (v) above may be made only if the General Partner reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership; and

(c) The Gross Asset Value of any property distributed to a Partner will be adjusted to equal the gross fair market value of such asset on the date of distribution as determined reasonably by the General Partner.

(d) If the Gross Asset Value of a Partnership asset differs from its adjusted basis for federal income tax purposes, then in lieu of adjusting the Gross Asset Value of such asset by its depreciation for federal income tax purposes, such Gross Asset Value will be adjusted by Depreciation with respect to such asset.

"Interest" means an interest in the Partnership, including the right of the holder thereof to any and all benefits to which a holder thereof may be entitled as provided in this Agreement together with the obligations of a holder thereof to comply with all of the terms and provisions of this Agreement.

"Law" means any applicable constitutional provision, statute, act, code (including the Code), law, regulation, rule, ordinance, order, decree, ruling, proclamation, resolution, judgment, decision, declaration, or interpretative or advisory opinion or letter of a Governmental Authority and shall include, for the avoidance of any doubt, the Partnership Act.

"Limited Partner" has the meaning set forth in the preamble.

"Management Committee of the General Partner" means the Managing Directors responsible for all day-to-day activities of the General Partner.

"Partner" means the General Partner, in its capacity as general partner of the Partnership, or any of the Limited Partners, in their capacity as limited partners of the Partnership, and "Partners" means the General Partner and all of the Limited Partners.

"Partnership" means the limited partnership governed hereby, as such limited partnership may from time to time be constituted.

"Partnership Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del. C. § 17-101 et seq., as amended from time to time.

"Person" means an individual, corporation, association, limited liability company, limited liability partnership, partnership, estate, trust, joint venture, unincorporated organization or a government or any agency or political subdivision thereof.

"Phantom Income" means the income that a Partner must pay taxes on and for which there was no corresponding cash distribution to the Partner.

"Profits" and "Losses" means for any Accounting Period the amount, computed as of the last day thereof, of the Partnership's income or loss determined in accordance with federal income tax principles (but without requiring any items to be stated separately pursuant to Section 703 of the Code), with the following adjustments:

(a) any income of the Partnership that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant hereto will be added to such taxable income or loss;

(b) any expenditures of the Partnership described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1 .704-l(b)(2)(iv)(i) and not otherwise taken into account in computing Profits and Losses pursuant hereto will be subtracted from such taxable income or loss;

(c) any adjustment to the Gross Value of an asset pursuant to clause (b) or (c) of the definition of Gross Asset Value will be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses (to the extent such adjustment is not already reflected in the Capital Accounts of the Partners);

(d) in any situation in which an item of income, gain, loss or deduction is affected by the adjusted basis of property, the Gross Asset Value of the property will be used in lieu of adjusted basis. By way of example and not limitation, in lieu of depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account Depreciation of any asset with respect to which its adjusted basis differs from its Gross Asset Value.

"Subsidiary" means, with respect to any Person, any other Person of which such Person, directly or indirectly, owns at least 50% of the voting stock or other voting equity interests of such other Person.

"Tax" means all taxes, charges, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other similar taxes, including any interest or penalties attributable thereto.

"Tax Advances" has the meaning set forth in Section 10.2.

"Tax Estimation Period" means each of the periods consisting of the following months: (i) January, February, and March, (ii) April and May, (iii) June, July and August and (iv) September, October, November and December, or other periods for which estimates of individual or corporate U.S. federal income tax liability are required to be made under the Code.

"Tax Matters Partner" means the tax matters partner for the Partnership as such term is defined in Section 6231(a)(7) of the Code.

"Transfer" means, with respect to any Units, a direct or indirect transfer, sale, exchange, assignment, pledge, hypothecation or other encumbrance or other disposition of such Partnership Units, including the grant of an option or other right, whether directly or indirectly, whether voluntarily, involuntarily or by operation of law; and "Transferred", "Transferee" and "Transferability" shall each have correlative meanings.

"Treasury Regulations" means the regulations promulgated by the U.S. Department of the Treasury under the Code, as amended from time to time (including any successor regulations).

"Unit" has the meaning set forth in Section 3.1.

Exhibit C

Subscription Agreement

MAKE A DIFFERENCE VENTURES II LP

INSTRUCTIONS FOR COMPLETION OF SUBSCRIPTION AGREEMENT

Please complete and execute the attached Make a Difference Ventures II, L.P. Subscription Agreement as follows:

1. Complete and execute the "*Subscription Agreement Signature Page*" (page 18);

2. Complete the "*Contact Information*" page (page 19);

You will be provided with a fully executed copy of your Subscription Agreement, along with an executed copy of the Make a Difference Ventures IV, L.P. Limited Partnership Agreement, promptly following the closing of the sale and issuance of your limited partnership interest in Make a Difference Ventures IV LP.

MAKE A DIFFERENCE VENTURES II LP

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "***Agreement***") is made as of the date specified on the attached Partnership Acceptance page (the "***Closing Date***") by and among Make a Difference Ventures II, L.P, a Delaware limited partnership (the "***Partnership***"), and the investor executing this Agreement below (the "***Investor***"). Reference is made to the Limited Partnership Agreement, as amended from time to time (the "***LP Agreement***"), attached hereto as Exhibit A, heretofore furnished to the Investor with respect to the offering of limited partnership interests in the Partnership (each an "***Interest***" and, collectively, the "***Interests***"). Capitalized terms used but not defined herein shall have the respective meanings given to them in the LP Agreement.

The Investor hereby agrees as follows:

1. SALE AND ISSUANCE OF LIMITED PARTNERSHIP INTERESTS

Subject to the terms and conditions of this Agreement and the LP Agreement, the Investor hereby subscribes for and agrees to (a) acquire an Interest, (b) make the aggregate Capital Commitment set forth opposite the Investor's name on the signature page hereto, payable in the manner and at the times provided in the LP Agreement, and (c) become a party to the LP Agreement and be admitted as a Limited Partner of the Partnership. This subscription may be rejected in whole or in part by the General Partner in the General Partner's sole and exclusive discretion. The Investor hereby agrees that this subscription is and shall be irrevocable and shall survive and shall not be affected by the subsequent death, disability, incapacity, dissolution, bankruptcy or insolvency of the Investor.

2. SECURITIES LAW REPRESENTATIONS AND WARRANTIES

The Investor has been advised that neither the Interests nor the offering of the Interests have been registered under the United States Securities Act of 1933, as amended (the "***1933 Act***"), or applicable U.S. state securities laws, but are being offered and sold pursuant to exemptions from such laws, and the availability of such exemptions is predicated in part on the Investor's representations contained herein. The Partnership and the General Partner are relying in part on the Investor's representations and warranties contained in this Section 2 for the purpose of qualifying for applicable exemptions from registration or qualification pursuant to United States federal or state securities laws, rules and regulations. Accordingly, the Investor hereby represents and warrants to the Partnership and the General Partner as follows:

2.1 Purchase Entirely for Own Account

The Interest will be acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to distributing all or any part thereof; the Investor has no present intention of selling, granting any participation in or otherwise distributing any portion of the Interest in a manner contrary to the 1933 Act or any applicable U.S. state securities law, and the Investor does not have any contract, undertaking, agreement or

arrangement with any person to sell, transfer or grant participations to such person or to any third person with respect to any portion of the Interest.

2.2 Due Diligence
The Investor has been solely responsible for his, her or its own due diligence investigation of the Partnership and its business, and his, her or its analysis of the merits and risks of the investment and subscription made pursuant to this Agreement, and is not relying on anyone else's analysis or investigation of the Partnership, its business or the merits and risks of the Interest other than professional advisors employed specifically by the Investor to assist the Investor. In taking any action or performing any role relative to arranging the investment being made pursuant to this Agreement, the Investor has acted solely in his, her or its own interest and not in that of any other party, and no other party has acted as an agent or fiduciary for the Investor.

2.3 Access to Information
The Investor has been given access to full and complete information regarding the Partnership and the risks associated with an investment therein, and has utilized such access to his, her or its satisfaction for the purpose of obtaining information about the Partnership; particularly, the Investor has either attended or been given reasonable opportunity to attend a meeting with representatives of the Partnership and/or the General Partner for the purpose of asking questions of, and receiving answers from, the Partnership and/or the General Partner concerning the terms and conditions of the offering of the Interests and to obtain any additional information, to the extent reasonably available, necessary to verify the accuracy of information provided to the Investor about the Partnership and/or the General Partner.

2.4 Sophistication
The Investor, either alone or with the assistance of his, her or its professional advisor, is a sophisticated investor, is able to fend for himself, herself or itself in the transactions contemplated by this Agreement, and has such knowledge and experience in financial and business matters that he, she or it is capable of evaluating the merits and risks of a subscription for an Interest.

2.5 Suitability
The investment in the Interest is suitable for the Investor based upon his, her or its investment objectives and financial needs, and the Investor has adequate net worth and means for providing for his, her or its current financial needs and contingencies and has no need for liquidity of investment with respect to the Interest. The Investor's overall commitment to investments that are illiquid or not readily marketable is not disproportionate to his, her or its net worth, and investment in the Interest will not cause such overall commitment to become excessive.

2.6 Professional Advice
The Investor has obtained, to the extent he, she or it deems necessary, his, her or its own professional advice with respect to the risks inherent in the investment in the Interest, the

condition and terms of the LP Agreement and the suitability of the investment in the Interest in light of the Investor's financial condition and investment needs.

2.7 Ability to Bear Risk
The Investor is in a financial position to purchase and hold the Interest and is able to bear the economic risk and withstand a complete loss of his, her or its investment in the Interest.

2.8 High Degree of Risk
THE INVESTOR RECOGNIZES THAT THE INVESTMENT IN THE INTEREST INVOLVES A HIGH DEGREE OF RISK. The Investor recognizes that there is no market for the Interest and none is expected to develop; accordingly, his, her or its investment in the Partnership will be illiquid, as well as subject to substantial contractual restrictions upon transferability. The Investor is also aware that the Partnership will be working with high-risk, early-stage companies and, as a result, the distribution to the Investor of gains, if any, resulting from the business plan of the Partnership may not occur for several years after the date of this Agreement. The Investor has carefully read and understands the risk factors contained in the Partnership's Private Placement Memorandum and understands that there can be no assurance that the Partnership will be able to repeat the historical performance of any other venture or obtain its projected goals for a return on the Investor's investment in the Interest.

2.9 Restricted Securities
The Investor understands that (a) the Interest has not been registered under the 1933 Act, is characterized under the 1933 Act as a "restricted security" and, therefore, cannot be sold or transferred unless it is subsequently registered under the 1933 Act or an exemption from such registration is available; (b) the Partnership is not an "investment company" as the term "investment company" is defined in the Investment Company Act of 1940, as amended (the "***Investment Company Act***"), and (c) there is presently no public market for the Interest and it is unlikely that any public market will ever develop and the Investor would most likely not be able to liquidate his, her or its investment in the event of an emergency or to pledge the Interest as collateral security for loans. The Investor's financial condition is such that it is unlikely that the Investor would need to dispose of any portion of the Interest in the foreseeable future. In this connection, the Investor represents that he, she or it is familiar with Rule 144 promulgated by the U.S. Securities and Exchange Commission (the "***SEC***") under the 1933 Act and understands the resale limitations imposed by Rule 144 and by the 1933 Act.

2.10 Further Limitations on Disposition
Without in any way limiting the representations set forth above, the Investor further agrees not to make any disposition of all or any portion of the Interest unless and until:

(a) There is then in effect a registration statement under the 1933 Act covering such proposed disposition, and such disposition is made in accordance with such registration statement;

(b)

(i) The Investor shall have notified the General Partner of the proposed disposition and shall have furnished the General Partner with a detailed statement of the circumstances surrounding the proposed disposition,

(ii) the General Partner has provided its consent to the proposed disposition pursuant to terms of the LP Agreement, and

(IV) if requested by the General Partner, the Investor shall have furnished the Partnership with an opinion of counsel, reasonably satisfactory to the General Partner, that such disposition will not require registration of such portion of the Interest under the 1933 Act; or

(c) The Partnership shall be satisfied that such proposed disposition complies in all respects with SEC Rule 144 or any successor rule providing a safe harbor for such dispositions without registration.

2.11 Residency

For purposes of the application of U.S. state securities laws, the Investor represents that he, she or it is a bona fide resident of, and/or is domiciled in, the state set forth in such Investor's residence address on the signature page hereto. If such address is within the United States, the Investor intends that the state securities laws of the state listed as the Investor's address will govern this transaction.

2.12 Legends

It is understood that any document or certificate evidencing the Interest may bear one or more legends such as the following:

THE LIMITED PARTNERSHIP INTERESTS CREATED BY THE LP AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER APPLICABLE STATE BLUE SKY STATUTES IN THE VARIOUS STATES WHERE THE LIMITED PARTNERSHIP INTERESTS ARE BEING OFFERED, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT OR THE APPLICABLE STATE BLUE SKY STATUTES OR SATISFACTORY ASSURANCE TO THE PARTNERSHIP THAT SUCH REGISTRATION IS NOT REQUIRED. IN VIEW OF THESE RESTRICTIONS, THE PURCHASER OF ANY INTEREST IN THE PARTNERSHIP MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE TIME.

2.13 Tax Identification; Withholding

Under penalties of perjury, the Investor certifies that (a) the number listed with the Investor's name on the signature page hereto is the Investor's correct social security number or federal tax identification number, as applicable, and (b) unless otherwise disclosed by the Investor prior to the date of this Agreement, the Investor is not subject to back-up withholding, either because he, she or it has not been notified that he, she or it is subject to back-up withholding as a result of a failure to report all interest and dividends or

because the Internal Revenue Service ("***IRS***") has notified the Investor that he, she or it is no longer subject to backup withholding.

2.14 Withholding Forms

(a) The Investor will submit a properly completed IRS Form W-8BEN, W-8BEN-E, W-8IMY, W-8EXP or W-8ECI (each, a foreign person certificate) or W-9 (a U.S. person certificate), as appropriate (the "***Withholding Certificate***"). If the Investor has provided a W-8IMY, the Investor represents, warrants and agrees that it will provide properly completed and executed withholding certificates for its beneficial owners, as well as a withholding statement prepared in accordance with the instructions to the W-8IMY (which such withholding statement shall describe, among other things, how items of income shall be allocated among such beneficial owners). The Investor represents, warrants and agrees that the Withholding Certificate is true and correct as of the date thereof, will be true and correct as of the date and/or dates of the acceptance of this subscription and, as of each such date, does not and will not omit to state any material fact necessary in order to make the statements contained therein not misleading. The Investor shall (a) promptly inform the General Partner of any change in such information and (b) furnish to the Partnership a new properly completed and executed W-9 or appropriate W-8 (and any accompanying required documentation), as applicable, as may be requested from time to time by the General Partner and as may be required under the IRS instructions to such forms, the U.S. Internal Revenue Code of 1986, as amended (the "***Code***") or any applicable Treasury Regulations. The Investor shall cooperate with the General Partner at the General Partner's request to maintain appropriate records and provide for withholding amounts, if any, relating to the Investor's Interest in the Partnership, or otherwise as the General Partner deems reasonably necessary for the conduct of the Partnership's affairs, to prevent withholding or qualify for a reduced rate of withholding or backup withholding in any jurisdiction from or through which the Partnership receives payments and/or for the Partnership to comply with any applicable reporting regimes. In the event that the Investor fails to provide such information, form, disclosure, certification or documentation regarding United States tax withholding, the General Partner and the Partnership each may pursue all remedies at their disposal including, without limitation, compulsory withdrawal from the Partnership or transfer of the Interest in accordance with the LP Agreement. Further, the General Partner, the Partnership and their respective direct or indirect partners, members, managers, officers, directors, employees, agents, service providers and their Affiliates shall have no obligation or liability to the Investor with respect to any United States tax matters or obligations that may be assessed against the Investor or its beneficial owners. The Investor expressly acknowledges that such tax forms and withholding information may be provided to any withholding agent that has control, receipt or custody of the income of which the Investor is the beneficial owner or any withholding agent that can disburse or make payments of the income of which the Investor is the beneficial owner.

(b) The Investor agrees that it will provide to the General Partner and the Partnership, upon request, such information, documents, certificates, representations and other documentary evidence as may be necessary to comply with the reporting and withholding requirements under applicable Foreign Account Reporting Regimes. For purposes of this Section 2.15(b), "***Foreign Account Reporting Regimes***" means (i) the Foreign Account Tax Compliance Act provisions enacted as part of the Hiring Incentives to Restore Employment

Act and codified in Sections 1471 through 1474 of the Code (commonly referred to as "***FATCA***"), (ii) the OECD Standard for Automatic Exchange of Financial Account Information in Tax Matters – the Common Reporting Standard and any associated guidance, (IV) any intergovernmental agreement entered into by the United States and a foreign jurisdiction to implement the information reporting requirements imposed by clauses (i) and (ii) and any local law implementing any such agreement, and (iv) all rules, regulations, and other guidance that give effect to the matters outlined in the clauses (i), (ii), and (IV). The Investor acknowledges that, if the Investor is an intermediary or a flow-through entity, the Investor may be required to provide such U.S. tax information regarding its partners, beneficiaries or owners, as the case may be. The Investor further agrees that it will notify the General Partner promptly, and in any event within 30 days, of any material changes in the information or status previously reported to the General Partner or the Partnership in connection with the foregoing, including without limitation a change of address, a change of legal or tax residence or citizenship or, if the Investor is an entity that is not a United States person as defined in Section 7701(a)(30) of the Code. The Investor further acknowledges, understands and agrees that pursuant to the requirements of FATCA and in order to avoid withholding taxes imposed thereby, the Investor will provide all information that the General Partner may reasonably request to (i) determine the Investor's status under FATCA, including whether the Investor is a foreign financial institution (an "***FFI***") or a nonfinancial foreign entity (an "***NFFE***") as such terms are defined under FATCA, (ii) if it is an FFI, establish to the satisfaction of the General Partner that the Investor has entered into, and is maintaining an FFI Agreement in compliance with Section 1471 of the Code or is otherwise exempt from the reporting requirements of such Section and, (IV) if it is an NFFE, certify that the Investor has no "substantial United States owners," disclose all information that the Partnership is required to obtain pursuant to FATCA regarding such substantial United States owners or adequately show that they are otherwise exempt from the withholding requirements of Section 1472 of the Code. The Investor acknowledges that, under FATCA, the Partnership may be required to withhold 30% of any United States source payments to the Investor, including not only items of income and gain, but also gross proceeds, if the Investor does not provide sufficient information and otherwise comply with the requirements of the FATCA regime. The Investor further agrees to provide information and otherwise cooperate with the General Partner to the extent necessary for the General Partner and the Partnership to comply with any other tax withholding and information reporting requirements that may be applicable.

2.15 Purchaser Representative

If the Investor has utilized a purchaser representative, the Investor has previously given the Partnership notice in writing of such fact, specifying that such representative would be acting as the Investor's "purchaser representative" as defined in Rule 501(h) of Regulation D under the 1933 Act.

2.16 No View to Tax Benefits

The Investor is not acquiring the Interest with a view to realizing any benefits under U.S. federal income tax laws, and no representations have been made to the Investor that any such benefits will be available as a result of the Investor's acquisition, ownership or disposition of the Interest. The Investor acknowledges and agrees that it has consulted with, and relied solely upon, its own accountant or tax advisor in connection with its decision to purchase the Interest.

2.17 No Borrowings
The Investor has not borrowed and does not intend to borrow any portion of its contribution to the Partnership, either directly or indirectly, from the Partnership, the General Partner or any affiliate of the foregoing.

2.18 Publicly-Traded Partnership
If the Investor is a partnership, a limited liability company treated as a partnership for U.S. federal income tax purposes, a grantor trust (within the meaning of Sections 671-679 of the Code or an S corporation (within the meaning of Section 1361 of the Code) (each a "flow through entity"), the Subscriber represents and warrants that:

> (1) no person or entity will own, directly or indirectly through one or more flow-through entities, an interest in the Investor such that more than 70% of the value of such person's or entity's interest in the Investor is attributable to the Investor's investment in the Partnership, or
>
> (2) if one or more persons or entities will own, directly or indirectly through one or more flow-through entities, an interest in the Investor such that more than 70% of the value of such person's or entity's interest in the Investor is attributable to the Investor's investment in the Partnership, neither the Investor nor any such person or entity has or had any intent or purpose to cause such person (or persons) or entity (or entities) to invest in the Partnership indirectly through the Investor in order to enable the Partnership to qualify for the 100-partner safe harbor under United States Treasury Regulations §1.7704-1(h).

If the Investor is an entity disregarded as separate from its owner for U.S. federal income tax purposes (a "***Disregarded Entity***") and the first direct or indirect beneficial owner of the Investor that is not a Disregarded Entity (the "***Investor's Owner***") is a flow-through entity, the Investor represents and warrants that the representations in this Section 2.20 would be true if all references to "the Investor" were replaced with "the Investor's Owner." If the Investor is unable to make either of such representations, the Investor hereby agrees to provide the General Partner, prior to the effective date of the purchase of the Interest, with evidence (including opinions of counsel, if requested) satisfactory in form and substance to the General Partner relating to the status of the Partnership under Section 7704 of the Code.

2.19 General Partner Counsel Does Not Represent the Investor
The Investor understands and acknowledges that the Davillier Law Group, LLC represents only the Partnership and the General Partner, and not the Investor, in connection with the formation of the Partnership.

2.20 Privacy Notice

If the Investor is a natural person, such person acknowledges receipt of the notice attached hereto as Exhibit D regarding privacy of financial information under the U.S. Federal Trade Commission privacy rule, 18 C.F.R. Part 313 (the "***Privacy Rule***"), and agrees that the Interests are a financial product that the Investor has requested and authorized. In accordance with Section 4 and Section 14 of the Privacy Rule, the Investor acknowledges and agrees that the Partnership may disclose nonpublic personal information of the Investor to the Partnership's accountants, attorneys and other service providers as necessary to effect, administer and enforce the Partnership and its Partners' rights and obligations.

2.21 Nominees and Custodians

If the undersigned is acting as nominee or custodian for another person, entity or organization in connection with the Interest, the undersigned has so indicated on its signature page hereto. The representations and warranties contained in this Section 2, and in Sections 3 and 3.6, as applicable, regarding the Investor are true and accurate with regard to the person, entity or other organization for which the undersigned is acting as nominee or custodian. Without limiting the generality of the foregoing, the representations and warranties regarding the status of the Investor are true with respect to, and accurately describe, the person, entity or organization for which the undersigned is acting as nominee or custodian.

2.22 Anti-Money Laundering Statutes

(a) The Investor hereby acknowledges that the Partnership seeks to comply with all applicable laws concerning money laundering and related activities. In furtherance of those efforts, the Investor hereby represents, warrants and agrees that, to the best of the Investor's knowledge based upon appropriate diligence and investigation:

(i) None of the cash or property that the Investor has paid, will pay or will contribute to the Partnership has been or shall be derived from, or related to, any activity that is deemed criminal under United States law; and

(ii) No contribution or payment by the Investor to the Partnership, to the extent that they are within the Investor's control, shall cause the Partnership or the General Partner to be in violation of any anti-money laundering laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986 and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

(b) The undersigned represents and warrants that:

(i) the undersigned is not a foreign person listed in the Annex (the "***Annex***") to U.S. Executive Order No. 13224, 31 C.F.R. 595, entitled "Blocking Property And Prohibiting Transactions With Persons Who Commit, Threaten To Commit, Or Support Terrorism" as the same may be amended from time to time (the "***Executive Order***");

(ii) the undersigned has not been determined by the Secretary of State of the United States to have committed, or pose a significant risk of committing, acts of terrorism that threaten the security of United States nationals or the national security, foreign policy or economy of the United States;

(IV) the undersigned has not been determined by the Secretary of the Treasury to be owned or controlled by, or to act for or on behalf of those persons listed in the

Annex or those persons determined to be subject to subsections 1(b), 1(c) or 1(d)(i) of the Executive Order, (iv) the Secretary of State and the Attorney General of the United States have not determined the undersigned:

(A) to have assisted in, sponsored, or provided financial, material, or technological support for, or financial or other services to or in support of, such acts of terrorism or those persons listed in the Annex or determined to be subject to the Executive Order; or

(B) to be otherwise associated with those persons listed in the Annex or those persons determined to be subject to subsection 1(b), 1(c), or 1(d)(i) of the Executive Order, (v) to the undersigned's knowledge after reasonable inquiry, the undersigned is not listed on any government issued list of known terrorists or terrorist organizations, and (vi) the funds with which the undersigned purchased the Interest were not funds derived from or belonging to any such person identified in the foregoing clauses (i) through (iv). Certain terms used in this Section 2.24 shall have the meaning set forth in the Executive Order.

(c) The undersigned represents and warrants that:

(i) the undersigned is not a person or enterprise engaged in "racketeering activity" within the meaning of the U.S. Racketeer Influenced and Corrupt Organizations Act, 18 U.S.C. § 1961-1968, nor was the purchase or the sale of the Interest made or being made by the undersigned on behalf of, or as agent for, any such person or enterprise;

(ii) any contribution or payment to the Partnership by the undersigned was not derived from, or related to, any activity that is deemed criminal under United States law; and

(IV) no contribution or payment to the Partnership by the undersigned shall (to the extent that such matters are within the undersigned's control) cause the Partnership or the General Partner to be in violation of the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

(d) The undersigned represents and warrants that the undersigned:

(i) is not a "shell bank" (as that term is defined in the USA Patriot Act of 2001 or regulations published thereunder);

(ii) does not appear on any government lists, including the Office of Foreign Assets Control list, of known or suspected terrorists; and

(IV) is not a senior foreign political figure.

(e) The undersigned agrees to promptly notify the General Partner if any of the foregoing representations in Section 2.24(a) through (d) shall cease to be true and accurate with respect to the undersigned. The undersigned hereby agrees to provide to the General Partner any additional information regarding the undersigned reasonably requested by the General Partner to enable the General Partner to ensure that the General Partner and the Partnership comply with all applicable laws concerning money laundering and similar activities.

(f) The Investor agrees to provide to the General Partner any additional information regarding the Investor that the General Partner deems necessary or convenient to ensure

compliance with all applicable laws concerning money laundering and similar activities.
(g) The Investor understands and agrees that if at any time it is discovered that any of the foregoing representations are incorrect, or if otherwise required by applicable law or regulation related to money laundering and similar activities, the General Partner may undertake appropriate actions to ensure compliance with applicable law or regulation, including, but not limited to segregation and/or redemption of the Investor's investment in the Partnership.
(h) The Investor further understands that the Partnership or General Partner may release confidential information about the Investor and, if applicable, any underlying beneficial owners, to proper authorities if the General Partner, in its sole discretion, determines that it is in the best interests of the Partnership in light of relevant rules and regulations under the laws set forth in Section 2.24(a)(ii) above.

2.23 Final Form
The Investor understands and acknowledges that its investment in the Partnership shall be subject to the terms and conditions of this Agreement and the LP Agreement in such final forms as shall be executed by the parties thereto and as the same may be amended from time to time in accordance with their respective terms.

2.24 Rejection of Subscription
The Investor acknowledges that the subscription for the Interest contained herein may be reduced or rejected by the Partnership, in its sole discretion, at any time prior to the Closing Date.

2.25 "Bad Actor" Representation
Neither (i) the Investor, (ii) any of the Investor's directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of the Partnership's voting equity interests (in accordance with Rule 506(d) of Regulation D under the 1933 Act) held by the Investor (each a "***Covered Person***") is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) of Regulation D under the 1933 Act ("***Disqualification Events***"). The Investor agrees to provide the Partnership with any information that the Partnership or General Partner may reasonably request in order to determine whether a Disqualification Event has occurred with respect to a Covered Person, including, without limitation, filings with and records of courts and regulators. The Investor agrees to promptly notify the General Partner if a Disqualification Event occurs with respect to any Covered Person. The Investor further agrees that if any Disqualification Event occurs with respect to any Covered Person, if any Covered Person would otherwise have the right to vote more than twenty percent (20%) of the Partnership's outstanding voting equity interests, notwithstanding anything to the contrary in the LP Agreement, the voting rights with respect to the Partnership held by the Covered Person will be limited to 19.9% of the Partnership's outstanding voting equity interests unless and until the Partnership determines otherwise in its sole discretion. Further, upon being notified of the occurrence of a Disqualification Event with respect to any Covered Person, the General Partner and the Partnership may, in their sole discretion, take any action either determines necessary or advisable in connection with compliance with applicable regulations,

including, without limitation, requiring the transfer of all or a portion of the Investor's Interest.

3. REPRESENTATIONS AND WARRANTIES OF ORGANIZATIONS

If the Investor is a corporation, partnership, limited liability company, trust or other organization, the Investor hereby makes the following additional representations and warranties to the Partnership and the General Partner (if the Investor is an individual who is investing through a revocable trust, an individual retirement account ("***IRA***") or an account in a self-directed employee benefit plan (a "***Self-Directed Entity***"), the representations and warranties apply to the Self-Directed Entity, and, for this purpose, the term "Investor" shall be deemed to refer to the Self-Directed Entity):

3.1 Authorization; No Conflicts

The Investor represents that:

(a) it has the requisite power and authority to execute and deliver this Agreement and the LP Agreement;

(b) the person signing this Agreement on behalf of the Investor has been duly authorized to execute this Agreement and the LP Agreement; and

(c) such execution and delivery do not violate, or conflict with, the terms of any agreement or instrument to which the Investor is a party or by which it is bound. This Agreement has been duly executed by the Investor and constitutes, and the LP Agreement, when the Investor is admitted as a Limited Partner, will constitute, a valid and legally binding agreement of the Investor. The Investor has obtained all necessary consents, approvals and authorizations of governmental authorities and other persons required to be obtained in connection with its execution and delivery of this Agreement and the LP Agreement and the performance of its obligations hereunder and hereunder.

3.2 Institutional Investors

The Investor's stockholders, partners, members or other beneficial owners, if any, have no individual discretion as to their participation or non-participation in the Interest and will have no individual discretion as to their participation or non-participation in particular investments made by the Partnership.

3.3 Committed Capital

The Investor's Capital Commitment represents less than 40% of the Investor's committed capital. For purposes of the preceding sentence, "committed capital" includes amounts which have been contributed to the Investor by its stockholders, partners, members or other beneficial owners and amounts which such persons remain obligated to contribute to the Investor.

3.4 Not Formed For The Purpose Of Investing In The Partnership

The Investor was not, or will not be, formed or "recapitalized" (as defined below) for the specific purpose of acquiring the Interest. For the purpose of the preceding sentence, the term "recapitalized" shall include, without limitation, new

investments made in the Investor solely for the purpose of financing its acquisition of the Interest and not made pursuant to a prior financial commitment.

3.5 Investors Contributing at Least Ten Percent of Partnership Capital
Subject to Section 3.6, if the Investor is contributing 10% or more of the total capital to be contributed to the Partnership, either (a) all of the outstanding securities (other than short-term paper) of such Investor are beneficially owned by one natural person or (b) such Investor is not an "investment company" under Section 3(a) of the Investment Company Act or an entity which would be an "investment company" but for the exceptions provided for in Sections 3(c)(1) and 3(c)(7) of the Investment Company Act.

3.6 Municipal Entities
If the Investor is a "municipal entity" or "obligated person" as such terms are defined in Rule 15Ba1-1 promulgated under the Securities Exchange Act of 1934, as amended, the Investor certifies that the monies used to fund Investor's acquisition of the Interest, and the monies that will be used to make capital contributions to the Partnership, do not constitute (a) "proceeds of municipal securities" or (b) "municipal escrow investments," as such terms are defined in Rule 15Ba1-1.

4. INDEMNIFICATION BY THE INVESTOR
The Investor shall indemnify, hold harmless and defend the Partnership, the General Partner and their affiliates, agents and attorneys with respect to any and all losses, damages, expenses, claims, actions or liabilities any of them may incur as a result of the breach or untruth of any of the representations and warranties of such Investor set forth in this Agreement (including the exhibits hereto) or in any other documents provided by the Investor to the Partnership or the General Partner in connection with the Investor's investment in the Interest.

5. MISCELLANEOUS

5.1 Survival of Representations and Warranties
The warranties, representations and covenants contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing Date.

5.2 Entire Agreement
This Agreement, the LP Agreement and, if applicable, any side-letter agreement constitute the entire agreement of the parties with respect to the
purchase and sale of the Interest.

5.3 Governing Law; Successors and Assigns

This Agreement shall for all purposes be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts-of-laws principles, and shall be binding on the heirs, personal representatives, executors, administrators, successors and assigns of the parties.

5.4 Amendments; Transferability; Assignment

Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated except with the written consent of the Investor and the Partnership. The Investor agrees not to transfer or assign this Agreement, or any interest herein, and further agrees that the assignment and transferability of the Interest acquired pursuant hereto shall be made only in accordance with the terms of the LP Agreement.

5.5 Headings

The headings of the sections of this Agreement are for convenience of reference only and shall not by themselves determine the interpretation of this Agreement.

5.6 Counterparts and Execution

This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of executed signature pages of this Agreement by facsimile transmission or electronic imaging will constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. The signature of a party transmitted electronically (including by facsimile) will be deemed to be such party's original signature for all purposes.

5.7 Severability

If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

5.8 Anti-Terrorism Matters

The Investor hereby authorizes the Partnership to take, without prior notice to the Investor, such action as it determines to be reasonably necessary or advisable to comply, or to cause the Partnership to comply, with any anti-terrorist laws, rules, regulations, directives or special measures. Without limiting the foregoing, the Partnership may disclose any information concerning the Partnership or the Investor necessary to comply with such laws, rules, regulations, directives or special measures, and the Investor shall provide the General Partner, promptly upon request, all information the Partnership reasonably deems necessary or advisable to comply with such laws, rules, regulations, directives or special measures.

5.9 Notices

Any notices and other communications in connection herewith shall be sufficiently given

if in writing and delivered personally or sent by facsimile, electronic mail, deposit with a recognized overnight delivery service (such as Federal Express) or registered or certified mail, return receipt requested, and properly addressed (a) if to the Partnership, to its principal office and (b) if to the Investor, to any address set forth on the signature page hereto, or (c) to such other address as either the Investor or the Partnership shall designate to the other by written notice. The earlier of the date of personal delivery, the date the facsimile or electronic mail is received by the recipient, the receipt date of overnight delivery service or the receipt date of any registered or certified mail service, as the case may be, shall be the date such notice is given for all purposes hereunder.

5.10 Expenses
Each party hereto will pay its own expenses relating to this Agreement and the purchase of the Investor's Interest hereunder.

5.11 Power of Attorney to Sign LP Agreement
The Investor, by the execution of this Agreement, hereby agrees to be bound by the terms and provisions of the LP Agreement and irrevocably constitutes and appoints the General Partner as its true and lawful attorney-in-fact with full power and authority in its name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices a counterpart signature page of the LP Agreement on behalf of the Investor.

5.12 Additional Information
The Investor agrees to provide to the Partnership such additional information regarding the Investor as the Partnership may reasonably request in order to assure or demonstrate compliance with applicable securities law or other laws, to determine the eligibility of the Investor to purchase or hold the Interest or for any other legitimate purpose. In addition, the Investor agrees to provide information regarding its "restricted person" status and FINRA associations and affiliations to the Partnership on an annual basis if and as requested by the Partnership. The Investor represents and agrees that the information provided herein (including the exhibits hereto) regarding the Investor is true and correct as of the date of this Agreement and will be true and correct as of the Closing Date and as of the date of the Investor's admission to the Partnership as a Limited Partner. Without limiting the generality of the foregoing, if there should be any change in the information provided herein regarding the Investor prior to the Closing Date or the Investor's admission to the Partnership as a Limited Partner, the Investor will immediately furnish revised or corrected information to the Partnership in writing. In addition to the Investor's agreement to provide updated information pursuant to certain specific sections of this Agreement, the Investor will furnish to the Partnership, upon request, any other information about the Investor reasonably determined by the Partnership to be necessary or convenient for the formation, operation, dissolution, winding-up or termination of the Partnership; *provided* that (a) such other information is in the Investor's possession or is available to the Investor without unreasonable effort or expense and (b) the Investor's obligations with respect to such other information shall not apply to information that the Investor is required by law or agreement to keep confidential.

THE INVESTOR HAS BEEN ADVISED, PRIOR TO HIS, HER OR ITS PURCHASE OF THE INTEREST TO BE PURCHASED PURSUANT HERETO, THAT NEITHER THE OFFERING OF SUCH INTEREST NOR ANY OFFERING MATERIALS HAVE BEEN REVIEWED BY ANY ADMINISTRATOR UNDER THE 1933 ACT, ANY STATE SECURITIES ACT OR ANY OTHER APPLICABLE SECURITIES ACT (THE "***ACTS***") AND THAT THE INTERESTS HAVE NOT BEEN REGISTERED UNDER ANY OF THE ACTS AND THEREFORE CANNOT BE RESOLD UNLESS THEY ARE REGISTERED UNDER THE ACTS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

[*signature and contact information pages follow*]

MAKE A DIFFERENCE VENTURES II LP
Subscription Agreement Signature Page

IN WITNESS WHEREOF, the undersigned has executed this Agreement for the purchase of a limited partnership interest in Make a Difference Ventures II LP (the "***Partnership***"). Upon (i) acceptance of this Agreement by the Partnership and (ii) execution by the General Partner of a counterpart signature page to the LP Agreement on behalf of the undersigned under the power of attorney granted pursuant to this Agreement, the undersigned will be admitted as a Limited Partner of the Partnership.

CAPITAL COMMITMENT
(Amount of Capital Commitment)

$ ____________________________________

Type of Unit Acquired: Class RCF

Dated:_________________________, 20 ___

____
Print or Type Name of the Investor

By:___________________________________
[Sign Here]

____
Title, if applicable

Residence or Principal Address of the Investor:

____

____

____

____

Telephone Number: _____________________

Facsimile Number: _____________________

Email Address: _________________________

U.S. Investors Only

Social Security or Tax ID #

____

Mailing Address for Receiving Communications
(Do not complete if same as prior column)

____

____

____

____

Telephone Number: _____________________
(Do not complete if same as prior column)

Facsimile Number: _____________________
(Do not complete if same as prior column)

Email Address: _________________________
(Do not complete if same as prior column)

[Foreign Investors will be required to complete the appropriate tax reporting form prior to distributions.]

Type of Investor:
____ Individual
____ Corporation
____ Estate
____ Trust
____ Partnership
____ Limited Liability Company
____ Exempt Organization
____ Nominee, Custodian
____ IRA, Benefit Plan
____ Other:_________________(*Please specify*)

Contact Information

I. To the extent that you would like the Partnership to send originals or copies of any of the following documentation to other than the primary contact information provided on the Subscription Agreement Signature Page, please designate the desired recipient for each document/notice listed below. If there are different contacts with respect to the listed documents/notices, please use an additional page for such contact, as appropriate, or attach a separate contact information sheet as a substitute.

Recipient	**Document**
Name: ____	
Title: ____	_______Financial Statements & Quarterly Reports
Company: ____	_______K-1s and Tax Information
Address:____	_______Distribution Notices
____	_______General Correspondence
____	_______Legal Documents
Phone: ____	_______Other ________________________________
Facsimile: ____	
Email: ____	

II. Please specify your preferred delivery method for receiving cash distributions:

Check □ Wire □

Wire Instructions for Cash Distributions

Bank Name:

____

Bank Address:

____

Routing and Transit #:

____

SWIFT #:

____

Account Name:

____

Account #:

____

For Further Credit:

____

Delivery instructions for any permitted distributions in kind:

DTC Delivery

____

____

Physical Delivery

____

Partnership Acceptance

The undersigned hereby accepts the foregoing Subscription Agreement and agrees that the Investor shall be admitted as a Limited Partner of the Partnership effective as of this _____ day of__________, 20__ (the "***Closing Date***").

Partnership:
MAKE A DIFFERENCE VENTURES II LP,
a Delaware limited partnership

By: MAKE A DIFFERENCE VENTURES, GP, LLC,
a Delaware limited liability company,
its general partner

By: ___________________________________

Its: ___________________________________

Amount of Capital Commitment accepted by the Partnership (if less than the amount set forth on the Investor's signature page as permitted by Section 2.27):

USD:_____________________

Units Sold:_________________

If the Partnership executes this Partnership Acceptance page and the preceding line is left blank, the Partnership has accepted the Investor's subscription for a Capital Commitment in the amount set forth on the Investor's signature page.

Exhibit A
LP Agreement
[*See attached to Form-C*]

Exhibit B

MAKE A DIFFERENCE VENTURES IV LP

Notice Regarding Privacy of Financial Information

Pursuant to the Gramm-Leach-Bliley Act, Public Law No. 106-102, and the rule issued by the Federal Trade Commission regarding the Privacy of Consumer Financial Information, 16 C.F.R. Part 313, institutions that provide certain financial products or services to individuals to be used for personal, family or household purposes are required to provide written notices to their customers regarding disclosure of nonpublic personal information. This notice is being provided to you to comply with this requirement.

We understand that it is our obligation to maintain the confidentiality of information with regard to our investors. As a consequence, we do not disclose any nonpublic personal information about our investors or former investors to anyone other than our affiliates and service providers, except as permitted by law. However, in order to conduct accurately and efficiently the Partnership's investment program, we must collect and maintain certain nonpublic information about you and the Partnership's other investors.

We collect, and may disclose to our affiliates and service providers (*e.g.*, our attorneys, accountants, entities that assist us with the distribution of stock to our investors and placement agents for future fundraising activities) on a "need to know" basis certain nonpublic personal information about you from the following sources:

> Information we receive from you as set forth in your subscription agreement, investor questionnaire or similar forms, such as your name, address and social security or tax identification number; and
>
> Information about your transactions with us, our affiliates and service providers, or others, such as your participation in our Partnership, your capital account balance, contributions and distributions and, in the case of an investor that is an individual retirement account, information with regard to such account.

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide services to the Partnership and its investors. We maintain physical, electronic and procedural safeguards to guard your nonpublic personal information. In addition, we will continue to assess new technology for protecting information with regard to our investors. If we have your consent, we may also share your personal information with entities other than our affiliates and service providers. In connection with fundraising efforts for future partnerships, we may disclose information about existing investors to one or more placement agents for use in marketing efforts, including communication with prospective future investors. The policy may change from time to time, but you can always review our current policy by asking us for a copy. Should you have any questions regarding the above, please feel free to contact Steve Youngdahl at steve@MAD.energy.

Exhibit D

Offering Page (Green Paper)

make a difference

Green Paper

The MAD 'WHY'...

Our mission is to create a people's movement ending the use of fossil fuels, so we can have a clean, free, prosperous world and build a better future together.

We founded MAD to create a revolution... a ***movement*** that demands **action!**

Join us and save the planet!

MAD is a ***people's*** revolution in **energy** to make a difference **TODAY**. We are taking the responsibility to save the planet away from the government and putting it into the hands of the people. Centralized government, Wall Street, and global corporations have all failed. It's time for the people to rise up and take action!

We have the team and the experience to build and scale these breakthrough green technologies. We know how to fix the problems.

The truth is...

We can power our world with **safe, abundant, renewable, green energy NOW**... and MAD is the simple but powerful vehicle to do it!

It's time to Make A Difference...

The MAD Vision

Now that you understand our mission (and why we're here), we're excited to share with you where MAD is *going...*

We see a world where we have a decentralized power grid...

...with towers supplying wireless energy to the world, so no matter where you are on the planet, you can tap into clean, abundant wireless energy.

We see a world that contains tiny motor and generator boxes in every single power plant around the world...

...producing FAR more energy for far less cost (making them dramatically more efficient!).

We see a world where anyone can travel anywhere in the world and always have complete and perfect internet access...

...as well as cell service and electricity. Imagine what's possible for developing nations which desperately need **clean water**, and they suddenly have access to clean energy and electricity!

The MAD Vision

We see a world where clean energy can be collected and STORED in a socially responsible way...
...with **battery farms** that balance the energy grid so you don't have black-outs or brown-outs after the sun goes down.

We see a world where *water* can be transformed into clean energy...
...reimagining small hydroelectric power facilities as green energy parks and community economic development engines.

We see a world where everyday *WASTE* becomes clean energy that FUELS our world the *right* way...
...where all of our oceans are cleaned up, and we're no longer burying our trash inside our planet.

We see a world where we, along with the PEOPLE, not the government or banks, pioneer this movement...
...rise up, and take action to usher in a cleaner, greener, healthier planet.

The Problem

The problem is two-fold...

1 - Individuals and families globally suffer from lack of access to **abundant**, **affordable** energy.

Humanity suffers from a variety of immense challenges in 2021. Both humanitarian and environmental crises seem to plague our world.
In developing nations, more than 1.2 billion people lack access to basic necessities such as clean drinking water. Even in so-called "first world" nations, families struggle to survive.

2 -The world is on the cusp of an **energy infrastructure overload**. It's outdated and overworked. Costs have soared, availability is low, and there are very few clean energy solutions on the market today.

For decades, the 'old way' of thinking is to simply produce MORE expensive energy through dirty fuel sources...

...ones that destroy the earth, pollute our oceans, and produce fossil fuel emissions, creating a whole new host of challenges.

How can our world possibly progress and thrive while living under these challenging conditions?

According to the World Bank's own numbers, nearly 1 in 2 people live on less than $5.50 a day.



"In 2018, four out of five people below the international poverty line lived in rural areas.

Half of the poor are children. Women represent a majority of the poor in most regions and among some age groups. About 70 percent of the global poor aged 15 and over have no schooling or only some basic education. Almost half of poor people in Sub-Saharan Africa live in just five countries: Nigeria, the Democratic Republic of Congo, Tanzania, Ethiopia, and Madagascar.

More than 40 percent of the global poor live in economies affected by fragility, conflict and violence, and that number is expected to rise to 67 percent in the next decade. Those economies have just 10 percent of the world's population.

About 132 million of the global poor live in areas with high flood risk.

...countries such as India and Nigeria will be significantly affected; middle-income countries may be home to 82% of the new poor."

Source: https://www.worldbank.org/en/topic/poverty/overview

This is unacceptable. We live in the 2020's. Our planet should resemble that of Gene Roddenberry's Star Trek, not Mad Max. This may sound extreme, but some countries do live under such conditions.

This is a global problem, not just that of developing nations. In Western countries, middle class families are struggling to survive.

Each of us on the **MAD** team personally know several families in our extended networks who are having a tough time getting by. Certainly CoVid has expounded the crisis, but it was always a problem.

The question is, what is the answer? What is the root problem we must fix that will address this broad crisis? **ENERGY.**

If energy was cheap, abundant, and accessible by all, what would that mean for the world?

- Tiny power bills
- Cheap fuel for cars, planes, and trains
- Fortunes saved in manufacturing ALL products
- Inexpensive goods and services
- Fast, cheap, low-latency internet and cell service
- Affordable farming and agricultural production
- Low-cost food, including organic
- Decentralized power grid that can scale... the impact is endless

What is another facet of the problem worth addressing?

Since the beginning of time, there has been a history of repressing and silencing breakthrough technologies. Whether it was Gutenberg's printing press of the 1400's or Nikola Tesla's invention of wireless energy transmission; banking and corporate elites have consistently played a role in suppressing freedom-bearing innovations.

While this is true, we know of no other organization in history that has the resources, understanding, high-level backing, and support that we do.

Nor do we know of any other group or individual that has truly made this a movement of the people. This is why so many others have failed where we are succeeding.

Naturally, the global power structures currently existing around the oil and gas industries, along with Wall Street finance, do not present a viable funding mechanism for MAD's mission. Therefore, MAD has spent the first 15 months of its existence pioneering a new form of fundraising. Upon launch, MAD will legally be the 1st decentralized energy company in the world to offer tokenized equity (shares) to public retail and accredited investors. This is a people's movement, fueled by everyone who seeks a better future for themselves, their families, and the world.



The requirement for rapid deployment of technologies that are cleaner, more affordable, and accessible, has created the market opportunity on which Make a Difference (MAD) is focused. Respected sources including Nobel Laureates and political leaders agree action must be taken immediately. We can **no longer afford to wait for government agencies** or blue-ribbon panels to act.

We must act ***now*** to implement existing and emerging technologies to achieve the highest standard of living possible for mankind.

The Solution (for a prosperous tomorrow)

MAD deploys existing and emerging clean energy technologies and projects having the most significant, immediately positive impacts on families and individuals across the globe.

Our First Step

To remove the most offensive emission sources in existence, we will need to **replace** them with better, cleaner solutions that can be deployed today.

Our extensive team of energy, technology, business, and legal experts are proponents of making a difference in replacing fossil fuels and the costs associated with it, now.

That means, we will ***not*** abandon “better” for “perfect.”

In a perfect world, there will be no poverty, waste, and dirty emissions caused by energy production, and MAD will be pushing the envelope to get there as fast as possible.

But, in order to meet the world’s requirement for 70% more energy by 2030, we need to knock out the worst sources today.

That’s why we need to act NOW.

Our Next Step

To aggressively address the crisis, disruptive change to the status quo is exactly what is required. The solution to this problem is the democratization of investment capital by allowing **a large number of individual investors to come together to “Make a Difference” now!**

The second half of MAD’s mission is to decentralize the global energy grid and bring clean, abundant, affordable energy to the world.

That is why **MAD** was created.

Our Business Model


1
Investors
Corporations
Teams
2
MAD
3
TEAM
4
VISION BLUEPRINT
PROVEN TECHNOLOGIES
FUTURISTIC TECHNOLOGIES
BY 2050 THE WORLD NEEDS 70% MORE ELECTRICITY
7
SUCCESS
6
MANAGEMENT
5
INVEST

At any given time, there are brilliant minds around the globe who are working hard to develop ground-breaking technologies to help save the planet.


Inventors
Corporations
Teams

But more often than not, they are the creators of the technology, not the ones who actually get it out to the world.

Enter MAD

MAD is what we call a project 'accelerator'. The creators of these revolutionary technologies come to us with their ideas and prototypes for how to help bring an END to fossil fuels and positively impact the planet in their own special way.

We get more fascinating technology proposals coming across our desk than we can possibly collaborate on.

Our job at **MAD** is to analyze each project and find out:

- Is the timing **right?**
- Is the market **ready?**
- Do we have **funds** to do it?
- Is the project **profitable?**
- Can the technology **achieve** what the creators claim it can?

Based on answers to questions like these, we choose the very BEST projects and then ask the most important question:

"Does this project match our VISION at MAD and align with what we're trying to do to save the world?"

If the answer is **YES**, then **MAD** partners with these companies to bring our expertise and resources to bear, accelerating and optimizing their success.

Once that happens, the project is moved into the development and commercialization phase, where our role is to help **MANAGE** and **ACCELERATE** the project, so we can launch it and bring these incredible technologies to ultimate success.

So how does that actually happen?

How do we go from sifting through and choosing technology projects to accelerate...to our **END GOAL?**

Business Model


MAD
PORTFOLIO
PEOPLE
TOKENIZED EQUITY
SUCCESS
FINANCIAL RETURN

We have a **MAD** Portfolio with several exciting technology projects waiting to be developed and launched to the world.

We raise money from investors (you, the **PUBLIC!**), and in return, you receive tokenized equity in **MAD** and all the amazing technological breakthrough projects.

Once a project is funded, we'll push it into development, where it can bring in incredible (and potentially life-changing) returns for its investors.

But even more important than all the returns over time, we'll get to witness the success of these projects and the profound **IMPACTS** they will have on the planet and on mankind.

Energy Projects

MAD is focused on deploying projects creating a cleaner, greener world for **EVERYONE**.

Our projects utilize futuristic, disruptive technologies capable of replacing dirty fuels and increasing the efficiency of energy generation.

The result of these projects?

Clean, abundant energy for all mankind.

Wireless Energy



Even before founding **MAD**, the Managing Directors researched three unique wireless energy transmission technologies. They are convinced there are individual use cases for each one. And because **MAD** has good working relationships with them, partnering with their inventors and making these extraordinary technologies a reality is MAD's goal.

MAD will work to commercialize technologies allowing electrical power to be safely delivered to any location in the world without electrical wires. A wireless power transmitter is located at the source of generation, and a receiver is located at the point of use. No additional power infrastructure is necessary. Solar, wind, and geothermal power generation can now be positioned at optimal locations absent of transmission limitations.

Clean, inexpensive electrical power will reach all areas of the globe, including remote and underdeveloped regions. The technology brings improved economic and educational opportunities, clean water and sanitation, better health care, and cleaner, more efficient means of transportation.

Our projects utilize futuristic, disruptive technologies capable of replacing dirty fuels and increasing the efficiency of energy generation.

The result of these projects?

Benefits

- Impervious to service disruptions such as hurricanes or EMP
- Ability to serve critical infrastructure such as communications, utilities, and defense
- Creates robust export market for electricity
- Provides long-term jobs

Stationary Projects

Stationary transmission and receiving enables geothermal, hydropower, wind, and solar generation to be built in optimal locations without consideration of proximity to the wired grid. It reduces US trade deficit by opening global electricity export markets. It solidifies US energy independence and related national security benefits.

Mobile Projects

Mobile receivers will make unlimited range clean, reliable, electrical transportation feasible. Trains, ships, trucks and cars will operate without batteries, completing the global transition from internal combustion engines to electric motors. Unlimited range means no more charging stations for electric vehicles, and no more fueling depots for trains.

MAGNETRONIC MOTOR & GENERATOR TECHNOLOGY



Generators

Power plants use generators to create electricity. **MAD** will deploy a new technology that replaces inefficient, outdated generators with magnetronic generators producing a substantial increase in overall efficiency, with the goal of reducing "end-to-end" emissions by as much as 50%.

Electric Motors

One of the obstacles to the widespread adoption of electric cars is limited range. Using the same technology used for generators, new magnetronic electric motors will significantly increase the range of electric cars, minimizing range anxiety and dramatically reducing the CO_2 produced from combustion engines.

Until now, every mass market electric motor and generator has been based on late 19th and early 20th century, industrial revolution technology. Magnetic motor and generator technology (MMGT) is focused on radically improving electric motor/generator efficiency by minimizing or eliminating heat generation at the source — overcoming the #1 source of waste and cause of failure in electric motors and generators.

These improvements result in a near room temperature operating performance, lower cost, simpler manufacturing, significant increases in power, and dramatic improvements in efficiency that include far lower startup power and lower power consumption through the entire operating range.

The possibilities are endless. For motors, it means going farther on less energy. For generators, it means less input energy to make electricity. The results are reducing energy consumption for the same output currently in place, or a dramatic reduction in the carbon footprint, in ideal applications up to 50%.

NEXT-GEN GREEN DATA CENTERS



Highly efficient and cleaner operating data centers are being deployed and **MAD** is providing the clean energy solutions to power them. Imagine clean energy driving efficient, low water usage, secure data centers around the globe. **MAD** is working to make that happen right now. Our clean, green energy solutions provide the answer to low-to-zero carbon crypto-mining operations. Blockchain proof-of-work becomes environmentally responsible with our energy solutions. And, our investors make a handsome return to boot. It is the perfect solution to a growing problem and you can help make it happen. **MAD** is working on the first next-gen data center right now. Join our team and find out all about it.

HYDROLAND



MAD is partnering with HydroLand to build America's next great renewable energy company based on reimagining small hydroelectric power facilities as green energy parks and community economic development engines.

Asset Acquisition and Optimization Plan

Aggregation: Roll up small, mature hydropower facilities that are undervalued as a result of their aged equipment, inefficient operations, and capital structure. Phase 1 of the roll up will total 300 MW.

Execution: To gain early traction, HydroLand has started by acquiring a utility owned, 13 facility, 23 MW portfolio.

Portfolio: Utility Portfolio Acquisitions will be complemented, concurrently and opportunistically, by acquiring individually owned facilities.

Optimization: Each Hydro Plant will be optimized to increase hydropower output capacity by replacing obsolete generating equipment with higher efficiency modern systems.

Scale: As the portfolio grows, HydroLand will optimize overhead and maintenance to reduce operating costs.

Opportunistic: Where land and transmission permit, solar and/or wind generation will be added.

SOCIALLY RESPONSIBLE BATTERY STORAGE FARMS



Electrical grids are challenged by the introduction of intermittent renewables, affecting the world over from Germany to California and in every market with a significant percentage of intermittent renewable energy. Battery storage is an essential component in managing the systems, but not all battery storage is the same economically, environmentally, or socially. The majority of utility scale storage today is based on lithium ion technology, which is also used ubiquitously in consumer electronics and electric vehicles. The challenge is limitations on the raw materials needed to manufacture the batteries and also the conditions under which the inputs are produced.

Exotic materials such as cobalt, lithium, manganese, and nickel are needed—which requires extensive mining operations. The materials are energy intensive to mine and refine, and some, including cobalt and nickel, come from countries such as the Congo, where human rights and child labor practices are simply not observed. MAD's mission of improving the environment—along with society—led to an examination of other options to meet the requirements of a growing renewable generation mix.

While several options exist, such as lead acid and nickel cadmium (both of which also have obvious drawbacks), MAD has decided to focus on sodium sulfur (NAS) technology. Sodium is one of the most abundant elements on earth and forms one half of what we call salt, filling our oceans and flavoring our foods. Sulfur, likewise, is widely available and is a byproduct of modern industrial processes (think about all the sulfur removed from our motor fuels).

The NAS batteries come with a long useful life of 20 years. They are fully recyclable and rely on commonly available and environmentally sound components. MAD is currently focused on multiple hundreds of megawatts of NAS installations, thereby enabling thousands of megawatts of new renewables. MAD projects are not just about GHG, they are about empowering communities and ensuring sustainable development.

GOLDEN CYPHER COMPUTING TECHNOLOGY

MAD has negotiated an **exclusive license** for the commercialization of industrial control technology based on a next generation computer architecture. This next-gen tech will represent a paradigm shift in the industrial control industry.

Golden Cypher technology offers:

- Highly efficient transmission characteristics (more data at faster transmission rates over existing infrastructure)
- Dramatic energy savings in power-hungry data centers
- New levels of precision and automation of industrial, communication, and energy based IoT (Internet of Things) control systems

This new platform will enable MAD to integrate and operate all of its energy technologies in a safe and efficient manner.

"The telecommunications industry will continue to evolve in a number of new directions. Operators will continue to seek differentiation through network quality and breadth of service portfolio, underpinned by further industry consolidation and the appearance of new technologies to support data needs in the gigabit era."[3]

[3] – Ernst & Young Global Limited, Globaltelecommunications study: navigating the road to 2020

WASTE-TO-ENERGY TECHNOLOGY


TRASH

Recycling has several areas that have gone unaddressed and have created severe environmental crises. MAD's waste-to-energy focus is on a zero emission thermolysis (ZET) conversion technology that processes Municipal Solid Waste (MSW), tires, used oil, and used water sludge into pyro gas, which can be used in a variety of applications, including hydrogen production and power generation. ZET reduces the amount of waste going into landfills by 87% while producing hydrogen rich pyro gas.[1]

Energy from municipal solid waste, often called garbage, is commonly dumped in landfills and on occasion is used to produce energy at waste-to-energy plants, often by simply burning the material. The thermolysis process is more efficient and creates a useable byproduct of pyro gas—approximately 20% of which is hydrogen.

MSW contains

- Biomass or biogenic (plant or animal products), materials such as paper, cardboard, food waste, grass clippings, leaves, wood, and leather products
- Non-biomass combustible materials such as plastics and other synthetic materials made from petroleum
- Non-combustible materials such as glass and metals

Traditional waste-to-energy plants make steam, and from this steam, electricity is produced. MSW is usually burned at special waste-to-energy plants that use the heat from the fire to make steam for generating electricity or to heat buildings. In 2018, 68 U.S. power plants generated about 14 billion kilowatt hours of electricity from burning 29.5 million tons of combustible MSW. Biomass materials accounted for about 64% of the weight of the combustible MSW and for about 51% of the electricity generated. The remainder of the combustible MSW was non-biomass combustible material; mainly plastics.

Many large landfills also generate electricity by using the methane gas that is produced from decomposing biomass in landfills. Producing electricity is only one use for pyro gas.

[1] Source: US Energy Information Administration, 2019

GEOTHERMAL TECHNOLOGY


TURBINES
GENERATING FACILITY
CONDENSED ISOPENTANE
CONDENSER
STEAM
BRINE
WASTE BRINE
PRODUCTION WELL
INJECTION WELL

Geothermal technology is the ultimate zero-emissions baseload power generation technology. **MAD** will work closely with industry leaders to commercialize Enhanced Geothermal System ("EGS") that is cost effective at minimum temperatures of 150°C. The National Renewable Energy Laboratory estimates the EGS electricity generation resource potential at 5,157,000 megawatts. This is calculated for rock at depths between 3 and 7 km whose estimated temperature exceeds 150°C.[1]

New developments in geothermal processes and satellite surveying technology have reduced the long-term uncertainty of widespread geothermal generation commercialization in the US. Currently, the biggest obstacle is transmission access in the Western US where our greatest geothermal potential is located.

Wireless energy transmission solves this problem, not just in the US, but globally. **MAD** is committed to replacing all electric base power generation with carbon-free generation as soon as practical.

The advancements in geothermal and wireless transmission technologies in the last decade, when commercialized, will make zero emissions baseload power energy generation, transmission, and distribution, a reality. **MAD** will work to bring these technologies to market which will revolutionize the baseload power energy generation, wireless transmission, and distribution marketplace worldwide by removing the biggest obstacle for the deployment of geothermal energy generation.

"Geothermal resources and technologies are primed for strong deployment growth and stand ready to provide solutions to meet America's 21st-century demands for energy, security, grid stability and reliability..."[2]

Tokenized Equity Offering

MAD
MAD EQUITY TOKEN

MAD Equity Token

MAD is paving the way to a GLOBAL shift to tokenized private equity and stocks.

MAD is a Limited Partnership. This means that when you buy MAD tokens, you'll be receiving ownership shares in our Limited Partnership, with each token representing one share.

Our special stock offering will be THE FIRST green energy company to tokenize its equity on the Ethereum blockchain. Our equity token is a digital security that defines your ownership in Make a Difference Ventures.

As a **MAD** token holder, your **ownership** in our company is known as a Limited Partnership. Imagine being invited to invest in Facebook, Google, or even Shell Oil Company at their inception, long before they ever went public. Historically, opportunities like this have only been available to the wealthy elite. Until now!

Holding our token (shares) entitles you to profit distributions when available, with a targeted **15%-20% annual return**.

Additionally, if/when the token is listed for trading on secondary markets in the future, MAD tokens have the potential to appreciate tremendously.

MAD Shares

Starting a people's movement is central to MAD's mission. We can't very well foster such a movement if only the ultra wealthy are able to invest, can we? Therefore, we have created a business and offering structure in which virtually **ALL** investors may participate, regardless of position, status, or income.

Here's how we've accomplished this…

Under the management umbrella of Make a Difference Ventures (GP) is our MAD Limited Partnership. The Limited Partnership houses our several energy projects in which investors have ownership. See depiction below for reference…


Make A Difference Ventures, GP
Make A Difference Ventures, LP
Green Energy For Data Centers
Hydroland
Magnetronic Motor
Golden Cypher Computing Technology

Each investment offering will include its own unique smart contract equity token, representing ownership in **MAD**.

Virtually anyone can invest, whether they are accredited or retail. As a MAD Limited Partner, you will effectively have exposure to all of the projects in MAD's portfolio.

Essentially, our green energy technologies back our MAD equity token and all profits derived therefrom flow through it.

Backed by cleanest energy on the planet!



Based on regulation restrictions and requirements, this was the best structure for both the company (**MAD**) and our investors (Limited Partners).

MAD Equity Tokens Available

In the crypto world, tokenomics are highly important. If your token offers poor game theory, it is more likely to fail. In the stock and equities markets, the game theory is essentially equivalent to the fundamentals of the company.

- What is it that makes your company great?
- How are you different?
- What problem are you solving better than everyone else?
- Who is your team?
- Do you have product-market fit?

If you research and fully comprehend the fundamentals of MAD, given its team, projects, standing in the marketplace, partnerships and exclusive deals, you'll see why **MAD** is destined for success.

The token share price at the time of launch will start at $25.

Shares Available For Purchase		
Reg D: Up to 250,000	Non-Tokenized	Accredited
Reg D: Up to 12,000,000	Tokenized	Accredited
Reg A: Up to 3,300,000	Tokenized	Retail
Reg CF: Up to 400,000	Tokenized	Retail

* This includes comp units for ambassadors and advisors.
** The General Partners reserve the right to increase the # of total units sold in the Reg D offering, and to take less than the minimum investment.

Total shares available for these offerings: **15.95 Million**

Each offering is **capped** upon closing the raise. This means there will be no new tokens (shares) minted for those entities.

While we do not wish to make outlandish price and return projections, just consider the number of total shares available. There's not many, are there?

Imagine what happens if **MAD** successfully garners 1% of the global energy market share of any one of the above sectors...

How many shares would you need to own to make a difference in your life, the lives of your family, your community, and the world?

MAD is offering you the opportunity to do WELL and do GOOD at the same time.

So what else differentiates **MAD** from other companies, including crypto projects?

The MAD Directors hold no tokens...

- **Up to 10%** of shares are reserved for ambassadors, advisors, and employees.
- **ZERO** shares can be legally held by the General Partners.

That leaves **90% of the total cap reserved for you, the public!**


Public
Institution
Advisors
Ambassadors


Ambassadors
Advisors
Public +
Institutions

This is extremely rare because in the world of crypto projects, so many tokens launch and the founders will keep anywhere from 50% to 90% of the tokens for themselves.

We at **MAD** are truly here for the people because we realize that this (cleaning up the planet) ultimately needs to be a people's movement.

Because this will launch on the tradable market in a few years, it's exciting to think of the possibilities of how it will grow!

This cannot be compared to ANYTHING else in the crypto or traditional markets today!

- It is tokenized private equity in the MAD company, which is pioneering a new asset class!
- **MAD** is spearheading the rise of tokenized stock and private equity markets!
- Additionally, **MAD** is not tied to the rest of the crypto market, as it actually represents REAL assets (This means, when the crypto market fluctuates or dumps, MAD is designed for your shares to be insulated!).

When we designed the business structure of MAD, we did it with YOU (the investor) in mind. That's why...

The Managing Directors Do NOT Share In The Profits Until Our Limited Partners Get Paid

The General Partners are on a performance based profit-sharing plan. In any event, no matter what the percentage of profits being distributed are, the first distributions go to the Limited Partners until such time as they receive their amount of Capital Contribution Valuation. After all Limited Partners have received aggregate distributions equal to their Capital Contribution Valuation, the profits are shared between the General Partner and the Limited Partners on a sliding scale. The purpose of the sliding scale is to incentivize the General Partner to maximize the profits and distributions.

Total % of Profits Distributed	% to Limited Partner	% to General Partner
5%	100%	0%
5 to >8%	95%	5%
8 to >10%	90%	10%
10% to >12%	85%	15%
12% to >15%	80%	20%
15% TO >25%	65%	35%
25% TO >50%	55%	45%
50%+	50%	50%

MAD Limited Partners have the option to invest with USD or crypto and be paid distributions in USD, BTC, or ETH



MAD TEAM

We're confident that the **#1 REASON** we're able to launch incredible technologies to the world in a way that nobody else can, is none other than the brilliant, passionate minds who work diligently on our team to *accelerate* these projects!

Meet the incredible team behind launching these futuristic, disruptive technologies to the world!



Marshall **Faulk**

DREAM TEAM CAPTAIN

Marshall Faulk is a former running back and 12-year veteran of the National Football League. He played college football for San Diego State University, and was a two-time consensus All-American. He was selected by the Indianapolis Colts as the second overall pick in the 1994 NFL Draft, and he also played professionally for the NFL's St. Louis Rams.

Faulk was a member of the Greatest Show on Turf, a name given to the St. Louis Rams team that appeared in two Super Bowls and won Super Bowl XXXIV. In 2000, Faulk was named the Most Valuable Player of the NFL.

Faulk is one of only three NFL players (Marcus Allen and Tiki Barber being the others) to reach at least 10,000 rushing yards and 5,000 receiving yards; he is the only one to amass 12,000 yards rushing and 6,000 yards receiving. Faulk was inducted into the Pro Football Hall of Fame in 2011 and the College Football Hall of Fame in 2017. He was an analyst for various programs on the NFL Network until December 2017.

> It's about social responsibility. It's about doing something now to help solve the climate crisis. MAD is bringing together some amazing clean energy technologies and projects that will make a meaningful change in reducing global CO_2 emissions today.
>
> That's something I'm proud to be part of. It's something you should be part of, too. It's time to Make a Difference.

– Marshall **Faulk**



Steve Youngdahl

DIRECTOR

Mr. Youngdahl's extensive experience in sales and marketing spans a 45 year career.

He worked for Sebastiani Vineyards from 1977 to 1984, rising to Director of Marketing where he was an integral member of the team that launched the August Sebastiani Country Wine brand. The winery was undergoing a transformation to segregate and differentiate the premium varietals from the larger bulk wines. The successful rebranding that came out of that effort was transformational and positioned the winery for future success.

In 1984, Mr. Youngdahl entered the commercial real estate brokerage business in Sonoma and quickly rose to the ranks of top commercial real estate brokers in the area. He specialized in creating value in properties that were previously unrecognized.

In 1991, Mr. Youngdahl moved his family to Sandpoint, Idaho where he founded, owned, and operated Sandpoint Mortgage from 1991 to 2001. Sandpoint Mortgage became one of the leading lenders in Bonner County during the 90's. He was responsible for hiring, training, and managing the business. He was also the local expert on the Mac version of QuickBooks.

In 2001, Mr. Youngdahl started a successful financial counseling business.

Mr. Youngdahl returned to his marketing and sales roots in 2015 by starting and operating an LED light sales business. He specializes in providing cost analysis studies to assist commercial property owners in transitioning to more efficient LED lights and utilizing utility company incentives.

Volunteer activities include coaching T-Ball and Junior Tackle Football.

He was a trustee on the Lake Pend Oreille School District Board for 11 years where he served as Board Chair for his last five years. His leadership skills helped move the district into the upper echelons of student achievement in Idaho. When he retired from the Board, he started and hosted a local radio show called "The School Zone" which is dedicated to showcasing the Lake Pend Oreille School District.



Walt Teter
DIRECTOR

Mr. Teter has focused his career on the development of energy related projects with a specific focus on projects based on clean power sources that reduce GHG emissions through the use of liquid natural gas ("LNG"). Investor/client value creation through identification of undervalued assets, the management of permitting, and the commercial structuring of opportunities has been the hallmark of activity. Mr. Teter has negotiated multiple complex agreements on behalf of clients and investors, including Purchase and Sale Agreement, Terminal Use Agreements, and the corporate structure agreements required for the execution of complex power delivery chain and related infrastructure activities. Over the last decade, Mr. Teter has been a principal negotiator or advisor for LNG SPA contracts with a notional volume in excess of 7,000,000 MMBtu/day. In addition, he has been an investor, advisor, and negotiator for the development and utilization of nearly a dozen LNG receiving and liquefaction terminals. In the terminal development role, deals negotiated by Mr. Teter secured for investors a return of 600% in a period of 18 months.

Prior to 2002, when he founded Featherwood Capital with Mr. Oetting, Mr. Teter held the position of Senior Vice-President at El Paso Energy where he was responsible for the negotiation of long-term LNG contracts and all LNG spot trading.

The value realized during the three years at El Paso was in excess of $225 million (cash basis) and included the successful negotiation and monetization of a 20+ year LNG SPA, the re-opening of the Elba Island LNG receiving terminal, and the acquisition of over a dozen spot cargoes.

Mr. Teter embarked on a career in energy with Statoil, first in North America with the startup of power trading and IPP development, and subsequently undertook a key role in the commercial development, of the first LNG export project in Europe (Snøhvit). The Snøhvit project has been instrumental in opening up an entirely new frontier energy province, creating prosperity for Northern Norway, and enhanced energy security in the Atlantic basin.

Mr. Teter is a founder and President of Featherwood Capital LLC —a leader in clean energy markets.



George R. Wentz, JR

DIRECTOR

George R. Wentz, Jr. is a partner with the Davillier Law Group, which has offices in New Orleans, Louisiana and Sandpoint, Idaho. Mr. Wentz received his Bachelor of Sciences degree, magna cum laude, from the University of Delaware, where he was also a member of Phi Beta Kappa. He received his Juris Doctorate degree from Georgetown University Law Center, cum laude, in 1983. Mr. Wentz also served as the Administrative Editor of the Georgetown International Law Journal. Mr. Wentz was appointed to the Office of Policy Development of the Federal Trade Commission by President Ronald Reagan, where he analyzed the economic impact of trade laws and regulations, and developed and proposed legislative and regulatory approaches to enhance efficiency. Since his days in the Reagan Administration, Mr. Wentz has continued to work in the areas of constitutional law and the intersection of economics and law.

Mr. Wentz has over thirty years' experience in handling complex international litigation, maritime litigation, oil and gas exploration and production matters, alternative dispute resolution, international transactions, and in providing general business advice. Mr. Wentz has been chosen to serve as an arbitrator in several significant international arbitrations.

Mr. Wentz has a reputation as a result-oriented lawyer known for innovative thinking and problem solving. During the course of his career, Mr. Wentz has worked in most aspects of the oil and gas business, representing leading international oil and gas exploration and production companies. Mr. Wentz has also represented CFE

(the power company of Mexico) in various matters. Mr. Wentz has been active in the power generation industry as well as the transportation industry on a national and international level.

Mr. Wentz has also represented underwriters of various energy and power generation companies in large subrogation matters, including Houston Casualty Company and underwriters at Lloyd's. He has expertise in international commodities transactions, including banking and financing related to those transactions, as well as international tax issues related to offshore banking.

Mr. Wentz has assisted alternative energy and high tech companies in bringing their products to market.

Mr. Wentz is an active member of the Louisiana State Bar Association. Mr. Wentz was active in pro bono work following Katrina, where his efforts assisted in the formation of New Orleans' public-private partnership for economic development.He received the 2008 Leadership in Law Award from New Orleans City Business Magazine.

Mr. Wentz is admitted to practice in the United States District Court for the Eastern District of Louisiana, the United States Court of Appeals for the Fifth Circuit, the United States Court of Appeals for the Ninth Circuit, the United States Court of Federal Claims, the United States Supreme Court, and all Louisiana State Courts. He has also litigated cases in the United States District Court for the Southern District of Florida, as well as in various state courts in Texas.

Mr. Wentz resides in Sandpoint, Idaho. He is an adjunct professor at the University of Idaho College of Law, where he teaches a course in International Business Transactions.



Charline K. Gipson

DIRECTOR

Charline K. Gipson is a co-founder of the Davillier Law Group, LLC, and a partner in the New Orleans office. Prior to coming on board, Ms. Gipson was a Corporate Associate at Proskauer Rose LLP in New York City and a Business Associate at Phelps Dunbar LLP in New Orleans. She first moved to New Orleans in 2004 to serve as a Law Clerk for the Honorable Ivan L.R. Lemelle in the Eastern District of Louisiana, United States District Court. Ms. Gipson has handled a wide array of corporate and commercial transactions including organizational restructuring, private and public finance, non-profit organization and federal tax exemption, real estate development, settlement and negotiation strategy, contracts, Form S-1 registration of an initial public offering, mergers and acquisitions, and corporate governance matters.

Ms. Gipson received a Bachelor of Science in Communication from Cornell University and has worked as a Management Consultant for Communication Processes and Organizational Change Management. She earned her Doctor of Law degree from Cornell Law School in 2003 with a concentration in Business Law and Regulation. While in law school, Ms. Gipson completed a semester exchange at L'Université Paris I-Panthéon Sorbonne in France; served as an Editor for the Legal Information Institute-NY Bulletin, Cornell's online law journal; and was the Regional Representative for the Black Law Students Association. She also received the CALI Excellence for the Future Award in Wrongful Convictions and served as a Judicial Extern for the Honorable John Rowley, Tompkins County Court, in Ithaca, New York.

Ms. Gipson is a member of the American Bar Association and the National Bar Association. She is a 2011 graduate of Justice Revius O. Ortique Leadership Institute and also participated in Young Leaders Council (YLC) 2007 Leadership Institute and CBNO/MAC Metropolitan Leadership Forum in 2006.

Ms. Gipson is admitted to practice in Louisiana and New York.



Daniel Davillier
DIRECTOR

Daniel E. Davillier is the founder of the Davillier Law Group, LLC. Prior to launching the firm, Mr. Davillier was a partner at Phelps Dunbar, LLP. He advises clients in the areas of commercial finance, commercial real estate, commodities trade transactions, general business, local governmental relations, and gaming. In connection with the film industry in Louisiana, Mr. Davillier represents financial institutions and production companies concerning film finance, tax credit, and other related matters. Mr. Davillier also represents a number of professional athletes in the NBA and NFL in connection with various commercial transactions throughout the United States (including the acquisition of businesses, the establishment of 501(c)(3) non-profit corporations, and the recovery of funds from third parties).

Mr. Davillier holds a Bachelor of Science degree in General Business from the University of New Orleans. He graduated, cum laude, from Tulane University Law School in 1994. While at Tulane, Mr. Davillier served as President of the Black Law Students Association and served on the Moot Court Board. He was also inducted into the international legal fraternity, Phi Delta Phi, and won American Jurisprudence Awards for Security Rights and Obligations II. He is a recipient of the 2011 Leadership in Law Award from the New Orleans City Business publication and the 2012 Multicultural Leadership Award from the Louisiana Diversity Council.

Mr. Davillier is a member of the Louisiana State Bar Association, New Orleans Bar Association, Federal Bar Association, American Bar Association, National Bar Association and the Greater New Orleans Louis A. Martinet Legal Society. Mr. Davillier is also a graduate of the New Orleans Regional Leadership Institute, and has served on the board of the Louisiana Children's Museum, the National Conference for Community and Justice, the New Orleans Regional Black Chamber of Commerce, and St. Augustine High School.



Lieutenant General Jon M. Davis
CHAIR, STRATEGIC ADVISORY BOARD

Lieutenant General Jon M. Davis USMC (Ret) is the President of Green Monarchs Enterprises Incorporated.

Jon joined the Marines in 1977, was commissioned after he graduated from college in 1980, and served 37 years as an aviator, instructor, leader, thinker, and doer. He flew the AV-8A, TAV-8A, AV-8B, F-5, FA-18A-D, MV-22, AH-1W/Z, UH-1N/Y, CH-53D/E and KC-130T/J in service with the Marine Corps. He flew Jet Provosts, Hawks, Harrier T-4, and Harrier GR-3, 5, and 7 in service as an exchange officer with the Royal Air Force in the UK and Germany. He commanded VMA-223, MAWTS-1 and the 2nd Marine Aircraft Wing. He served as the Deputy Commander of Network Warfare at Fort Meade, and as the Deputy Commander of the United States Cyber Command. He stood up and lead the nation's first Cyber Joint Interagency Task Force (JIATF). His last active duty billet was to serve as the Deputy Commandant for Aviation, Headquarters Marine Corps. He retired in 2017 from the Marine Corps after 37 years active duty service and began his business career, helping good companies become better ones or in helping others bring great ideas to life then to market.

In the course of his career, he has flown over 4,300 mishap free military hours, plus over 1500 hours in general and experimental aviation aircraft. He is a rated Kodiak 100, Mooney Ovation and Velocity pilot.

He holds a Bachelor of Science from Allegheny College, a Master of Science from Marine Corps University and a Master of International Public Policy from Johns Hopkins School of Advanced International Studies. He is a graduate of the Wharton School, 'Boards That Lead' program.

He currently serves as the Chairman of the Board of Directors of Rolls Royce North America, as a director on the board of Chemring Group, the Chair of the Strategic Advisory Board of Make A Difference Ventures and as a business advisor for several cutting edge companies.



Mat Macdonald

VP OF WIT TEAM

Mathew Macdonald started his education in criminal justice in 2005, which he put on hold for family reasons. Over the course of the next eleven years, he was in various positions in the service industry, which led him to corporate sales and marketing. In 2021, Mat returned to his true passion as a paralegal with the Davillier Law Group. While working for Davillier Law Group—the legal firm representing Make A Difference Ventures—his sales and marketing skills were discovered, leading to his recruitment onto the MAD team.

Mat is an upstanding citizen who is exceedingly active in his community, volunteering his time to numerous clubs, as well as civic and faith organizations. As a husband to his beautiful bride and father of their two wonderful boys, he can be found on a field somewhere coaching football, baseball, and just about any sport, really! In Mat's leisure time, he enjoys playing beach volleyball, golfing, and hanging with his family.



Christian Fioravanti
MEMBER, STRATEGIC ADVISORY BOARD

Christian Fioravanti is, first and foremost, a humanitarian. What drives him most is service to others over service to self. Christian's genuine purpose in life is to help make this world a better place for all of mankind.

Christian is a talented entrepreneur, promoter, teacher, and digital marketer with 11+ years experience in the field of funnel-powered direct response marketing. Previously, he served as the CMO of Compass Financial Group – a blockchain and cryptocurrency education company—before joining ClickFunnels in late 2019.

Christian is an avid cryptocurrency and digital asset investor. He has devoted much of his free time since 2018 to helping crypto founders launch promising new tokens and technologies. He believes truly decentralized peer-to-peer technologies have the potential to give mankind greater freedom and control over their lives.

"In addition to working in state and national politics, Christian has founded multiple startups over his extensive career and he brings a consistent influx of uniquely powerful ideas and contacts to the MAD team. His knowledge and expertise in funnel-centric marketing, digital assets, politics, promotion, and business development make Christian a very dynamic and influential team member."



Fawn Youngdahl
MAD EVOLUTION CO-HOST

Growing up in the community-driven town of Sandpoint, Idaho has shaped the hard-working, self-driven woman Fawn is today. She attended the University of Idaho in the Art and Architecture Department receiving her bachelor's in Interior Design with a minor in Architecture and Dance. During her studies at U of I, she was involved in the American Society of Interior Design, ASID, as well as the Environmental Design Research Association, EDRA. Her research always included upcoming energy efficient and green designs that will leave a smaller carbon footprint for our future.

In Fall of 2012, Fawn took advantage of the opportunity to study abroad in London. She gained a new perspective on design and had the chance to learn from several very talented designers. Living and learning in a different culture was an opportunity of a lifetime Fawn will never forget and one that will forever influence her future work.

Shortly after graduation, Fawn had the opportunity to perform at the Disneyland Resort for seven years. She made magic portraying a well-known part of Disney in her everyday performance throughout the resorts and on the parade route. Fawn has an abundance of customer service experience and has been presented with unforgettable opportunities, such as spending time with Make A Wish families.

She now applies her experience from design, travel, performing, customer service, and green energy research, to her work at Make a Difference Ventures. Being head of the WIT department, Whatever It Takes, and working closely with the Managing Directors, Fawn has tremendously expanded her knowledge in the energy field. This has provided Fawn the tools to help MAD achieve their goals in the energy industry and cryptocurrency as they launch their new security token!



Donald Pettit

MAD EVOLUTION CO-HOST

Donald Pettit is a co-host of the MAD Evolution show for Make A Difference Ventures and he specializes as a Media Consultant for the company while handling the bookkeeping tasks as well. He began working for MAD in 2020 (three months after it was founded), and he began by working small tasks such as interviewing the company's Managing Directors and helping with the creative team duties and copywriting. These roles and passions have grown into his current position of working daily to help MAD bring about global awareness for clean, green energy technology solutions—all in an enthusiastic and entertaining manner.

Donald grew up in the Nevada desert participating in several sports, enjoying outdoors time riding bikes, fishing, playing at lakes, hiking in the mountains, and holding a passion for music and singing. He had loving parents and an incredible, but large number of siblings that despite not having much financially, never lacked for love and support. He bounced around a few different colleges looking for his spark in life until finally heading to Los Angeles to study for and pursue a career in entertainment. After graduating near the top of his class, it was then that he eventually began working for the Walt Disney company and was able to spend two years living abroad in Tokyo.

Living abroad proved amazing, and it was in Japan in 2011 that Donald personally realized the power and seriousness of the world's energy problems when the 9.0 Japan earthquake struck, and the ensuing tsunami wiped out thousands of people in northern Japan along with the Fukushima nuclear power plant near the ocean. That experience changed everyone that lived through it and Donald was no exception. The resilience and pride of the Japanese people was inspirational and it is inspiration for Donald's goals to this day.

Donald truly believes that if people can work together using innovative and effective technology to solve the world's energy crisis, this world could, one day, be a place where everyone can live in true freedom and prosperity, away from so many of the problems caused by humanity's lack of clean energy. Let's all Make A Difference.....together!



Karen King

LEAD COPYWRITER
MAD MARKETING TEAM

Karen King is an entrepreneur, cryptocurrency enthusiast, planet caretaker, and Lead Copywriter on the MAD Marketing Team. When it comes to getting the word out to the world about MAD, Karen's role is to create MAD's "voice" and messaging and to help the world to understand Who We Are and What We Do...

MAD has taken two passions of Karen's (crypto investing and caring for our Earth) and combined them into an exciting movement that she's helped grow through global awareness and token adoption.

She firmly believes that people by nature WANT a beautiful, cleaner, greener planet...which is why she's so passionate about shouting it from the rooftops that there are now easier, less-expensive, and more accessible energy options out there. Karen can't wait to see the global shift happen—when all barriers to cleaner energy are removed—and individuals (no matter WHO you are), can be rewarded for making decisions that are better for the planet.



Cryptygirl

SOCIAL MEDIA MARKETING

Cryptygirl is a Generation Z entrepreneur with a goal in life to do as much good for the world as possible. Seeing the potential for financial freedom, she began investing in cryptocurrency in mid-2018. To do her part in spreading the message of the crypto movement, she founded CRYPTY Shop—premium apparel for cryptocurrency enthusiasts—in early 2020. Currently, Cryptygirl is involved in the space as a core member of the DigiByte Awareness Team, a MAD ambassador, and as a Celsius ambassador. Her motive behind her work is self-sovereignty, altruism, and prosperity.

Cryptygirl has immense experience in public speaking, writing, campaigning, and social media. Her leadership history thoroughly demonstrates her ability to mobilize a group of people, uplift a crowd with an inspirational speech, lead a fun activity, or facilitate a discussion. Her stage-time includes debating on the house floor of the state capitol in a mock legislature for young adults and singing in front of an estimated 2,000 people at a state conference for two consecutive years. She has been involved with political campaigns for candidates at the local, state, and national level, as well as running her own campaign for Speaker of the House in the most realistic mock legislature in the nation.

During high school, Cryptygirl served as a contractor writer for a local news publication site, she placed 1st Runner Up in the local Distinguished Young Women scholarship pageant, and in her senior year, she was named an "Outstanding Spokesperson for Democracy" by the Voice of Democracy organization.

After graduating in the top ten percentile of her grade and enrolling in full time college courses, she simultaneously ran a retail box store as the salesfloor supervisor. Her job entailed opening/closing the store, doing payroll, balancing the safe, serving customers, training employees, delegating tasks, handling disputes, and taking inventory. This retail experience was essential to learning servant leadership, overcoming contempt, and fostering genuine love for her fellow man.

Following retail, her service as a youth counselor forged stronger qualities of charity, selflessness, perseverance, and conviction.

Cryptygirl holds an Associate of Arts degree. Her college study was in business accounting, earning certification in QuickBooks, and she ranked within the college's Dean's List numerous semesters.

The Roadmap

I've invested in the future... so now what?

The General Partners have a fiduciary responsibility to manage, direct, and invest the Limited Partner funds with the utmost care. We also want to spread the love as best we can. Meaning, we have some incredible projects that will transform the way we live, and we want all of the GP's to be able to invest in these. To accommodate this, each project is housed in its own entity, which the GP controls, and each LP can invest.

The priorities for which project gets funded and by whom is fluid. Each of the projects that need capital are assessed as the LP's receive funding and the GP decides as to which funds to invest in which projects at that time. Project funding is usually done in tranches, so the needs are spread out.

Since we're commercializing technologies or developing and building, there is time between funding and income. Each project has different timelines. The massive next-gen green data centers project has significant infrastructure to build which will take time to scale. The total buildout will take a handful of years. The great news is this project, as well as others, can begin producing revenue quickly. It will scale up as funding becomes available to stand up the next center or next level of energy production. Two other projects that are waiting on funding are Golden Cypher and the Magnetronic motor. These projects have 18-36 months before income starts to flow. The difference is that the Green Data Centers will begin producing immediately and the income is predictable and steady, whereas the Golden Cypher and Magnetronic Motor will start small and grow over time.

As new projects are presented and pass the due diligence process, they can be added to the mix for consideration and prioritized for funding.


STEP 1 DONE
ASSEMBLE TECHNOLOGIES AND PROJECTS THAT WILL MAKE A REAL DIFFERENCE; COMPLETE ALL DOCUMENTS FOR LIMITED PARTNERSHIP
STEP 02
LAUNCH SECURITY TOKEN OFFERING TO THE PUBLIC – JULY 2021
STEP 03
ONGOING PUBLIC OUTREACH AND INVESTOR ONBOARDING; INITIAL FUNDING FOR:
• GOLDEN CYPHER
• MAGNETRONIC MOTOR/GENERATOR
FOLLOW UP FUNDING FOR NEXT-GEN GREEN DATA CENTERS
STEP 04
FOLLOW ON FUNDING FOR ALL PROJECTS IN ACCORDANCE WITH PROGRESS POINTS
STEP 05
OFFER HITS MAXIMUM FUNDING AND OFFER IS CLOSED; SECURITY TOKEN SMART CONTRACT IS LAUNCHED AND ALL INVESTORS ARE ISSUED THEIR TOKENS; FOLLOW ON FUNDING FOR ALL PROJECTS IN ACCORDANCE WITH PROGRESS POINTS
STEP 06
DEVELOP MANUFACTURING PLAN FOR MAGNETRONIC MOTOR/GENERATOR
STEP 07
START OF COMMERCIALIZATION PHASE OF GOLDEN CYPHER AND MAGNETRONIC MOTOR/GENERATOR; FINAL FUNDING FOR NEXT-GEN GREEN DATA CENTERS
STEP 08
ROLL OUT SALES OPERATIONS OF GOLDEN CYPHER FOR INDUSTRIAL CONTROLS; START MANUFACTURING OF MAGNETRONIC MOTOR/GENERATOR; ROLL OUT SALES OPERATIONS FOR MAGNETRONIC MOTOR/GENERATOR
STEP 09
START PAYING DISTRIBUTIONS TO INVESTORS FROM PROFITS!

Invest

Here's how YOU can get involved and invest in MAD today:

Go to:

www.DiscoverMAD.com/invest

Investing in MAD is fast and simple!

We believe that investing should ***never*** be difficult or frustrating. That's why we've ***simplified*** the process!

When you go to **www.DiscoverMAD.com/invest**, simply tell us what type of investor you are and follow the guided prompts.

Retail

"I'm an individual looking to invest a minimum of $2,000."

Accredited

"I have a net worth of $1 Million + (not including my home), and I'm looking to invest a minimum of $25,000."

Institutional

"I am a corporation or a fund looking to invest $1 Million or more."

*Accredited investors are also those who earn $200,000 of annual income for an individual or $300K annual for a couple.

In just a few minutes' time (and a few clicks of a mouse), you'll be an early adopter of our first MAD security token and hold private tokenized equity in MAD and its projects that are projected to yield dramatic returns.

We can't wait to work together with you to usher in a cleaner, greener, more prosperous world.

Go to: www.DiscoverMAD.com/invest
to invest in MAD today!

Investor Leagues

MAD offers several different leagues for investors to participate in. Each league offers special perks that get better with every level you achieve. Which league are you in?

Green Guppy	$2,000
Eco Pioneer	$5,000
Earth Saver	$10,000
Planetary Emissary	$25,000
Terra Guardian	$50,000
Green Poseidon	$100,000
Founders Club	$250,000
Platinum Founders Club	$500,000
Whale Club	$1 Million

Contact Information

Make a Difference Ventures, L.P. 414 Church Street, Suite 308
Sandpoint, Idaho 83864

Office: 208.265.0265

Fax: 888-345-3006

info@mad.energy

This overview does not and shall not be deemed for any purpose to constitute an offer to sell you a security. No offer to sell a security may be made prior to the delivery by Make a Difference Ventures LP of definitive documentation relating to a proposed investment (collectively, the "Offering Materials"), including, in most cases, (1) an offering circular or private placement memorandum describing the investment opportunity and the rights, preferences and obligations attached to the security being offered, (2) an operating or similar agreement governing operation of the business entity being formed and defining the rights of equity owners, and (3) a form of subscription agreement governing your formal offer to subscribe for an equity interest in Make a Difference Ventures LP. You are urged to review carefully all offering materials that are provided to you before making any investment decision. You are also advised to consult with your own tax, legal, financial, and other advisors prior to making an investment. The overview is also summary in nature and does not purport to be complete.

This overview contains forward-looking statements relating to future events or the future performance of MAD. In some cases you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Although the General Partner believes that the expectations reflected in the forward-looking statements are reasonable; future results, levels of activity, performance or achievements cannot be guaranteed.

Exhibit E

Transcript of Offering Video

The whole idea behind Make a Difference Ventures is to accelerate the commercialization of the best energy technologies by working directly with the people.

Here's how it works:

Step 1: Inventors, corporations and teams of people come to us for help.

They come to us for our decades of experience in the energy field and our ability to get things done.

Step 2: The MAD team analyzes the technology, the team, and it's feasibility for global commercialization and profitability.

Step 3: They make sure it fits the vision and blueprint of MAD to create a cleaner, greener and more abundant world.

Step 4: If it checks all of those boxes, then we make a deal and enter into partnership with them.

Step 5: We provide our expertise, contacts and funding to help them roll out a successful project globally.

So, you might be asking, what kind of technologies is MAD interested in?

The answer is both proven and highly disruptive, futuristic technologies, that cover everything from energy production, storage and distribution, to energy transmission.

This includes projects such as...
- Next Generation Green Data Centers
- Geothermal energy
- Next generation green battery farms
- Magnetronic motor & generator technology
- Golden Cypher Computing Technology
- Waste-to-Energy
- Environmentally friendly hydroelectric dams
- And futuristic wireless energy transmission that would make Nicola Tesla proud!

Here's the deal, humanity will require 70% more electricity within the next 30 years ...and we must ensure we're providing energy that is EXTREMELY safe, abundant and affordable for ALL.

MAD is the people's answer.

Invest in MAD and Join the movement.

MAD.energy

Exhibit F

Written Communications

This is a Solicitation of Interest Only

- No money or other consideration is being solicited, and if sent in response, will not be accepted.
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.
- A person's indication of interest involves no obligation or commitment of any kind.

make a difference

Green Paper

The MAD ‘WHY’...

Our mission is to create a people’s **movement** ending the use of fossil fuels, so that we can have a clean, free, prosperous world and build a better future together.

We founded MAD to create a revolution...a ***movement*** that demands **action!**

Join us and save the planet!

MAD is a ***people's*** revolution in **energy,** to make a difference TODAY. We are taking the responsibility of saving the planet away from the government and putting it into the hands of the people. Centralized government, Wall Street and the corporations have all failed. It's time for the people to rise up and take action!

We have the team, and experience to build and scale these breakthrough green technologies. We know how to fix the problem.

The truth is...

We can power our world with **safe, abundant, renewable green energy NOW**... and now have a simple-but-powerful vehicle to do it!

It's time to Make A Difference...

The MAD Vision

Now that you understand our mission (and why we're here), we're excited to share with you where MAD is *going...*

We see a world where we have a decentralized power grid...
...with towers that supply wireless energy to the world, so that no matter where you are on the planet, you can tap into clean, abundant wireless energy.

We see a world that contains tiny motor and generator boxes in every single power plant around the world...
...that produces FAR more energy, for far less cost (making them dramatically more efficient!)

We see a world where anyone can travel anywhere in the world, and at any time have complete and perfect internet access...
...and yes, that includes cell service, and electricity (Imagine what's possible for the developing nations who desperately need clean water, who suddenly have access to clean energy and electricity!)

The MAD Vision

We see a world where clean energy can be collected and STORED in a socially responsible way...
...with battery farms that balance out the energy grid, so you don't have black-outs or brown-outs after the sun goes down.

We see a world where *water* can be transformed into clean energy...
...reimagining small hydroelectric power facilities as green energy parks and community economic development engines.

We see a world where everyday *WASTE* becomes clean energy that FUELS our world the *right* way...

...where all of our oceans are cleaned up, and we're no longer burying our trash inside our planet.

We see a world where we, along with the PEOPLE (not the government, or the banks) pioneer this movement...

...and rise up and take action to usher in a cleaner, greener planet

The Problem

1. The problem is two-fold...

#1 - The world is on the cusp of an **energy crisis** if we can't find a way to solve our sustainability challenges.

For decades, the 'old way' of thinking is to simply produce MORE energy through dirty fuel sources...

...ones that destroy the planet, pollute our oceans, and create fossil fuel emissions, which create a whole new host of challenges.

2. Greenhouse gases are a global crisis.

According to the United Nations Environment Programme's Emissions Gap Report issued in November of 2019, the world faces a dire problem requiring immediate action...

Even if all the countries participating in the Paris Agreement implement promised reforms,

"we are still on a course for a 3.2° C temperature rise."

The Intergovernmental Panel on Climate Change (IPCC) has warned us that **going beyond 1.5°C will increase the frequency and intensity of climate impacts**, such as the heatwaves and storms witnessed across the globe in the last few years.

Global **greenhouse** gas emissions from all sources


Global greenhouse gas emissions (GtCO2e)
60
50
40
30
20
10
0
1990
1995
2000
2005
2010
2015
2018
Land-use change (LUC)
Fluorinated gases (F-gas)
N2O
CH4
Fossil CO2

[1]: Olivier and Peters (2019), Houghton and Nassikas (2017) for land-use change emissions, and Friedlingstein et al. (2019) for updates from 2016 to 2018

The Emissions Gap Report tells us that to get in line with the Paris Agreement, **emissions must drop 7.6% every year from 2020 to 2030 for the 1.5° C goal,** and 2.7% per year for the 2° C goal.

The size of these annual cuts may seem shocking, particularly for 1.5° C. They may also seem impossible, at least for this year.

But we have to try. In short, we must act now, and we must act aggressively, to reduce greenhouse gas emissions.

The EPA indicates that power generation and heating account for 25% of GHG emissions globally, and transportation accounts for 14% of GHG. At the same time, the Energy Information Agency predicts that the global demand for electricity will increase by 79% between 2018 and 2050. The CO2 emitted from these activities accounts for 77% of global GHG. Obviously, disruptive change to dramatically reduce CO_2 created from power generation and transportation is urgently required.

The requirement for rapid deployment of technologies that lower emissions has created the market opportunity on which Make a Difference (MAD) is focused. Respected sources including Nobel Laureates and political leaders agree that action must be taken immediately.

We can **no longer afford to wait for government agencies** or blue-ribbon panels to act.

We must act ***now*** to implement existing and emerging technologies to achieve the highest GHG emission drop, with a target of 7.6% per year in reduced GHG emissions.

[1]: United Nations Environment Programme Emissions Gap Report 2019

The Solution (for a GREEN tomorrow)

MAD deploys existing and emerging clean energy technologies and projects that have the most significant, immediately positive and sustainable impacts on global greenhouse gas (GHG) emissions.

Our First Step

To remove the most offensive emission sources in existence, and ***replace*** them with better, cleaner solutions that can be deployed today.

Our extensive team of energy, technology, business and legal experts are proponents of making a difference in GHG emissions now.

That means, we will **not** abandon "better" for "perfect."

In a perfect world, there will be no carbon emissions from energy production, and **MAD** will be pushing the envelope to get there as fast as possible.

In order to make the required 7.6% immediate reduction in annual GHG emissions (as outlined by the UN), we need to knock out the worst GHG emission sources today.

That's why we need to act NOW.

Our Next Step

However, to aggressively address the GHG emission crisis, disruptive change to the status quo is exactly what is required. The solution to this problem is the democratization of investment capital by allowing **a large number of individual investors to come together to "Make a Difference" now!**

That is why MAD was created.

Our Business Model


1
Investors
Corporations
Teams
2
MAD
3
TEAM
4
VISION BLUEPRINT
PROVEN TECHNOLOGIES
FUTURISTIC TECHNOLOGIES
BY 2050 THE WORLD NEEDS 70% MORE ELECTRICITY
7
SUCCESS
6
MANAGEMENT
5
INVEST

MAD deploys existing and emerging clean energy technologies and projects that have the most significant, immediately positive and sustainable impacts on global greenhouse gas (GHG) emissions.


Inventors
Corporations
Teams

But more often than not, they are the creators of the technology, not the ones who actually get it out to the world.

Enter MAD

MAD is what we call a project 'accelerator'. The creators of these revolutionary technologies come to us with their ideas, and prototypes for how to help bring an END to fossil fuels, and change the planet in their own special way.

We get more fascinating technology proposals coming across our desk than we can possibly collaborate on.

Our job at **MAD** is to analyze each project, and find out:

- Is the timing **right?**
- Is the market **ready?**
- Do we have **funds** to do it?
- Is the project **profitable?**
- Can the technology actually do what the creators claim it can do?

Based on answers to questions like these, we choose the very BEST projects, and then ask the most important question:

"Does this project match our VISION at MAD, and align with what we're trying to do to save the world?"

If the answer is YES, then **MAD** partners with these companies to bring our expertise and resources to bear, accelerating and optimizing their success.

Once that happens, the project is moved into the development and commercialization phase, where our role is to help MANAGE and ACCELERATE the project, so we can launch it, and bring these incredible technologies to ultimate success

So how does that actually **happen?**

How do we go from sifting through and choosing technology projects to accelerate...to our *END GOAL?*

Business Model


MAD
PORTFOLIO
PEOPLE
TOKENIZED
EQUITY
SUCCESS
FINANCIAL
RETURN

We have a **MAD** Portfolio, with several exciting technology projects that are looking to be developed and launched to the world

We raise money from investors (you, the PUBLIC!), and in return, you'll receive tokenized equity in **MAD** and all of its projects.

Once a project is funded, we'll push it into development, where it can bring in incredible (and potentially life-changing) returns for its investors.

But even more important than all the returns over time, we'll get to witness the success these projects have, and the profound IMPACT they will have on the planet and mankind.

Energy Projects

MAD is focused on deploying projects that create a cleaner, greener world for **EVERYONE**.

Our projects utilize futuristic, disruptive technologies capable of replacing dirty fuels and increasing the efficiency of energy generation.

The result of these projects?

Clean, abundant energy for all mankind.

Wireless Energy



Prior to founding **MAD**, the Managing Directors have been researching three completely unique wireless energy transmission technologies. We have concluded there are individual use cases for each one of these technologies that may be highly beneficial to partner with in the future.

While MAD has good working relationships with these projects, we have not yet entered into an official partnership at this time. **That being said, our goal is to make this a reality.**

MAD will work to commercialize technologies that allow electrical power to be safely delivered to any location in the world without electrical wires. A wireless power transmitter is located at the source of generation, and a receiver is located at the point of use. No additional power infrastructure is necessary. Solar, wind and geothermal power generation can now be located at optimal locations absent transmission limitations.

Clean, inexpensive electrical power will reach all areas of the globe, including remote and under-developed regions. The technology brings improved economic and educational opportunities, clean water and sanitation, better health care and cleaner, more efficient means of transportation.

Our projects utilize futuristic, disruptive technologies capable of replacing dirty fuels and increasing the efficiency of energy generation.

The result of these projects?

Benefits

- Impervious to service disruptions such as hurricanes or EMP
- Ability to serve critical infrastructure such as communications, utilities and defense
- Creates robust export market for electricity
- Provides US long-term jobs

Stationary Projects

Stationary transmission and receiving enables geothermal, hydropower, wind and solar generation to be built in optimal locations without consideration of proximity to the wired grid. Reduces US trade deficit by opening global electricity export markets. Solidifies US energy independence and related national security benefits.

Mobile Projects

Mobile receivers will make unlimited range clean, reliable, electrical transportation feasible. Trains, ships, trucks and cars will operate without batteries, completing the global transition from internal combustion engines to electric motors. Unlimited range means no more charging stations for electric vehicles, and no more fueling depots for trains.

MAGNETRONIC MOTOR & GENERATOR TECHNOLOGY



Generators

Power plants use generators to create electricity. **MAD** will deploy a new technology that replaces inefficient, outdated generators with magnetronic generators that produce a substantial increase in overall efficiency, with the goal of reducing “end-to-end” emissions by as much as 50%.

Electric Motors

One of the obstacles to the wide-spread adoption of electric cars is limited range. Using the same technology used for generators, new magnetronic electric motors will significantly increase the range of electric cars, minimizing range anxiety and dramatically reducing the CO_2 produced from combustion engines.

Until now, every mass market electric motor and generator has been based on late 19th and early 20th century, industrial revolution technology. MMGT is focused on radically improving electric motor/generator efficiency by minimizing or eliminating heat generation at the source — overcoming the #1 source of waste and cause of failure in electric motors and generators.

These improvements result in a near room temperature operating performance, lower cost, simpler manufacturing, significant increases in power, and dramatic improvements in efficiency that include far lower startup power and lower power consumption through the entire operating range.

The possibilities are endless. For motors it means going farther on less energy. For generators it means less input energy to make electricity. The results are reducing energy consumption for the same output currently in place, or a dramatic reduction in the carbon footprint, in ideal applications up to 50%.

ZERO-CARBON LIQUID NATURAL GAS (LNG)



This project involves the construction of the world's first liquid natural gas facility of significant magnitude to be powered by hydroelectricity from a preexisting local grid.

The goal? **To export 11 million tons of liquefied natural gas (LNG) per year**, which would significantly contribute to decreasing greenhouse gas emissions and operating costs.

This project is worth an estimated $9 billion (CAN), and is slated to start operations in 2025

During the four-year construction period, the Project should create some 6,000 direct and indirect jobs, with 4,000 during the peak period.

In addition to this, there will be 1,100 direct and indirect jobs once in operation, of which 250-300 will be shared between the facility and the administrative offices.

Natural gas supply will require a new gas pipeline linking the facility to the main transportation system, making it possible to source gas from western Canada. Gazoduq, Inc. is the company developing the new infrastructure.

Early Accomplishments

- Validation of the project's technical and commercial feasibility with prominent industry experts
- Conducting baseline studies for environmental assessment
- Obtaining a LNG Export license from the National Energy Board
- Opening of the headquarters that also serves the purpose of community relations office
- Establishment of an Advisory Committee on the Natural Gas Liquefaction Facility
- Establishment of an expanded committee on marine transportation
- Grant mandate for the environmental and social impact assessment

HYDROLAND



MAD is partnering with HydroLand to build America's next great renewable energy company based on reimagining small hydroelectric power facilities as green energy parks and community economic development engines.

Asset Acquisition and Optimization Plan

Aggregation: Roll up small, mature hydropower facilities that are undervalued as a result of their aged equipment, inefficient operations and capital structure. Phase 1 of the roll up will total 300 MW.

Execution: To gain early traction, HydroLand has started by acquiring a utility owned, 13 facility, 23 MW portfolio.

Portfolio: Utility Portfolio Acquisitions will be complimented, concurrently and opportunistically by acquiring individually owned facilities

Optimization: Each Hydro Plant will be optimized to increase hydropower output capacity by replacing obsolete generating equipment with higher efficiency modern systems.

Scale: Scale: As the portfolio grows, HydroLand will optimize overhead and maintenance to reduce operating costs.

Opportunistic: Where land and transmission permit, solar and/or wind generation will be added.

SOCIALLY RESPONSIBLE BATTERY STORAGE FARMS



The introduction of intermittent renewables challenges electrical grids the world over from Germany to California and in every market with a significant percentage of intermittent renewable energy. Battery storage is an essential component in managing the systems, but not all battery storage is the same economically, environmentally or socially. The majority of utility scale storage today is based on lithium ion t echnology, which is also used ubiquitously in consumer electronics and electric vehicles. The challenge is limitations on the raw materials needed to manufacture the batteries and the conditions under which the inputs are produced.

Exotic materials such as cobalt, lithium, manganese and nickel are needed which requires extensive mining operations. The materials are energy intensive to mine and refine, and some, including cobalt and nickel, come from countries such as the Congo where human rights and child labor practices are simply not observed. MAD's mission of improving the environment along with society led to an examination of other options to meet the requirements of a growing renewable generation mix.

While several options exist such as lead acid and nickel cadmium (both of which also have obvious drawbacks), MAD has decided to focus on sodium sulfur (NAS) technology. Sodium is one of the most abundant elements on earth and forms one half of what we call salt, filling our oceans and flavoring our foods. Sulfur likewise is widely available and is a byproduct of modern industrial processes (think about all the sulfur removed from our motor fuels).

The NAS batteries come with a long useful life of 20 years, they are fully recyclable and rely on commonly available and environmentally sound components. MAD is currently focused on multiple hundreds of megawatts of NAS installations thereby enabling thousands of megawatts of new renewables. MAD projects are not just about GHG, they are about empowering communities and ensuring sustainable development.

GOLDEN CYPHER COMPUTING TECHNOLOGY

MAD has negotiated an **exclusive license** for the commercialization of industrial control technology based on a next generation computer architecture. This nextgen tech will represent a paradigm shift in the industrial control industry.

Golden Cypher technology offers:

- Highly efficient transmission characteristics — more data at faster transmission rates over existing infrastructure
- Dramatic energy savings in power-hungry data centers
- New levels of precision and automation of industrial, communication and energy based IoT (Internet of Things) control systems

This new platform will enable MAD to integrate and operate all of its energy technologies in a safe and efficient manner.

“The telecommunications industry will continue to evolve in a number of new directions. Operators will continue to seek differentiation through network quality and breadth of service portfolio, underpinned by further industry consolidation and the appearance of new technologies to support data needs in the gigabit era.”[3]

[3] – Ernst & Young Global Limited, Globaltelecommunications study: navigating the road to 2020

WASTE-TO-ENERGY TECHNOLOGY


TRASH

Recycling has several areas that have gone unaddressed and have created severe environmental crises. MAD’s waste-to-energy focus is on a zero emission thermolysis (ZET) conversion technology that processes Municipal Solid Waste (MSW), tires, used oil, and used water sludge into pyro gas which can be used in a variety of applications, including hydrogen production and power generation. ZET reduces the amount of waste going into landfills by 87% while producing hydrogen rich pyro gas.[1]

Energy from municipal solid waste, often called garbage, is commonly dumped in landfills and on occasion is used to produce energy at waste-to-energy plants often by simply burning the material. The thermolysis process is more efficient and creates a useable byproduct of pyro gas approximately 20% of which is hydrogen.

MSW contains

- Biomass, or biogenic (plant or animal products), materials such as paper, cardboard, food waste, grass clippings, leaves, wood, and leather products
- Non-biomass combustible materials such as plastics and other synthetic materials made from petroleum
- Non-combustible materials such as glass and metals

Traditional waste-to-energy plants make steam, and from this steam, electricity is produced. MSW is usually burned at special waste-to-energy plants that use the heat from the fire to make steam for generating electricity or to heat buildings. In 2018, 68 U.S. power plants generated about 14 billion kilowatt hours of electricity from burning 29.5 million tons of combustible MSW. Biomass materials accounted for about 64% of the weight of the combustible MSW and for about 51% of the electricity generated. The remainder of the combustible MSW was non-biomass combustible material, mainly plastics.

Many large landfills also generate electricity by using the methane gas that is produced from decomposing biomass in landfills. Producing electricity is only one use for pyro gas.

[1] Source: US Energy Information Administration, 2019

GEOTHERMAL TECHNOLOGY


TURBINES
GENERATING FACILITY
CONDENSED ISOPENTANE
CONDENSER
STEAM
BRINE
WASTE BRINE
PRODUCTION WELL
INJECTION WELL

Geothermal technology is the ultimate zero-emissions baseload power generation technology. **MAD** will work closely with industry leaders to commercialize Enhanced Geothermal System ("EGS") cost effective at minimum temperatures of 150°C. The National Renewable Energy Laboratory estimates the EGS electricity generation resource potential at 5,157,000 megawatts. The updated deep EGS resource potential estimate is calculated for rock at depths between 3 and 7 km whose estimated temperature exceeds 150°C.[1]

New developments in geothermal processes and satellite surveying technology have reduced the long-term uncertainty of widespread geothermal generation commercialization in the US. Currently the biggest obstacle is transmission access in the Western US where our greatest geothermal potential is located.

Wireless energy transmission solves this problem, not just in the US, but globally. **MAD** is committed to replacing all electric base power generation with carbon-free generation as soon as practical.

The advancements in geothermal and wireless transmission technologies in the last decade, when commercialized, will make zero emissions baseload power energy generation, transmission and distribution a reality. **MAD** will work to bring these technologies to market which will revolutionize the baseload power energy generation, wireless transmission and distribution marketplace worldwide by removing the biggest obstacle for the deployment of geothermal energy generation.

"Geothermal resources and technologies are primed for strong deployment growth and stand ready to provide solutions to meet America's 21st-century demands for energy, security, grid stability and reliability..."[2]

Tokenized Equity Offering

MAD Equity Token

MAD is paving the way to a GLOBAL shift to tokenized private equity and stocks

MAD is a Limited Partnership. This means that when you buy MAD tokens, you'll be receiving ownership shares in our Limited Partnership, with each token representing one share.

Our special stock offering will be THE FIRST green energy company to tokenize its equity on the Ethereum blockchain. Our equity token is a digital security that defines your ownership in Make a Difference Ventures.

As a **MAD** token holder, your **ownership** in our company is known as a Limited Partnership. Imagine being invited to invest in Facebook, Google or even Shell Oil Company at their inception, long before they ever went public. Historically, opportunities like this have only been available to the wealthy elite. Until now!

Holding our token (shares) entitles you to profit distributions when available, with a targeted **15%-20% annual return**.

Additionally, if/when the token is listed for trading on secondary markets in the future, MAD tokens have the potential to appreciate tremendously.

MAD Shares

Starting a people's movement is central to MAD's mission. We can't very well foster such a movement if only the ultra wealthy invest, can we? Therefore, we have created a business and offering structure that allows us to offer a few different types of equity tokens. These unique offerings ensure that virtually ALL investors may participate, regardless of position, status or income.

Here's how we've accomplished this...

We've set up multiple legal business entities under the Make a Difference Ventures (GP) umbrella. Each legal entity is a Limited Partnership which houses one or more of our several energy projects. See depiction below for reference...


Make A Difference Ventures, GP
MAD I
MAD II
MAD III
MAD IV

Each **MAD** entity offers a distinctly unique equity token from another. For example, MAD II is only available for accredited investors, whereas MAD III is a crowdfunding model where anyone can invest.

Don't let this legal structure scare you...

If you're looking for exposure to all of the projects MAD has to offer, you're in luck. We've discovered a way to deliver just that!

Even though under the hood each entity houses separate projects, each entity may invest in the other. This means, MAD II may invest in MAD III and vice versa! ...which results in YOU owning a piece of everything!


MAD Etities Will Cross Invest
$
$
$
MAD I
MAD II
MAD III
MAD IV
To Give Exposure To All Technologies

Based on regulation restrictions and requirements, this was the best structure for both the company (**MAD**) and our investors (Limited Partners).

MAD Equity Tokens Available In Each Offering

In the crypto world, tokenomics are highly important. If your token offers poor game theory, it is more likely to fail. In the stock and equities markets, the game theory is essentially equivalent to the fundamentals of the company.

- What is it that makes your company great?
- How are you different?
- What problem are you solving better than everyone else?
- Who is your team?
- Do you have product-market fit?

If you research and fully comprehend the fundamentals of MAD, given its team, projects, standing in the marketplace, partnerships and exclusive deals, you'll see why **MAD** is destined for success.

The token share price at the time of launch will start at $25.

Shares Available For Purchase		
MAD I: Up to 250,000	Non-Tokenized	Accredited
MAD II: Up to 12,000,000	Tokenized	Accredited
MAD III: Up to 3,300,000	Tokenized	Retail
MAD IV: Up to 400,000	Tokenized	Retail

* This includes comp units for ambassadors and advisors.
** The General Partners reserve the right to increase the # of total units sold in MAD I and MAD II, and to take less than the minimum investment.

Total shares available for these offerings: **15.45 Million**

Each offering is **capped** upon closing the raise. This means there will be no new tokens (shares) minted for those entities.

While we do not wish to make outlandish price and return projections, just consider the number of total shares available. There's not many are there?

Imagine what happens if **MAD** successfully garners 1% of the global energy market share of any one of the above sectors...

How many shares would you need to own to make a difference in your life, the lives of your family, your community and the world?

MAD is offering you the opportunity to do WELL and do GOOD at the same time.

So what else differentiates **MAD** from other companies, including crypto projects?

The MAD Directors hold no tokens...

- **Up to 10%** of shares are reserved for ambassadors and advisors.
- **ZERO** shares can be legally held by the General Partners.

That leaves **90% of the total cap reserved for you, the public!**


Public
Institution
Advisors
Ambassadors


Ambassador
Advisors
Public +
Institutions

In the world of crypto projects, this is extremely rare, where so many tokens launch, and the founders will keep anywhere from 50% (and up to 90%) of the tokens for themselves.

We at **MAD** are truly here for the people, because we realize that this (cleaning up the planet) ultimately needs to be a people's movement.

Once this launches on the tradable market in a few years, it's exciting to think of the possibilities of how it will grow!

This cannot be compared to ANYTHING else in the crypto or traditional markets today!

- It is tokenized private equity in the MAD company, which is pioneering a new asset class!
- **MAD** is spear-heading the rise of tokenized stock and private equity markets!
- Additionally, **MAD** is not tied to the rest of the crypto market, as it actually represents REAL assets. (This means, when the crypto market fluctuates or dumps, MAD is designed for your shares to be insulated!)

When we designed the business structure of MAD, we did it with YOU (the investor) in mind. That's why...

The Managing Directors Do NOT Share In The Profits Until Our Limited PartnersGet Paid

The General Partners are on a performance-based profit-sharing plan. In any event, no matter what the percentage of profits being distributed are, the first distributions go to the Limited Partners until such time as they receive their amount of Capital Contribution Valuation. After all Limited Partners have received aggregate distributions equal to their Capital Contribution Valuation the profits are shared between the General Partner and the Limited Partners on a sliding scale. The purpose of the sliding scale is to incentivize the General Partner to maximize the profits and distributions.

Total % of Profits Distributed	% to Limited Partner	% to General Partner
5%	100%	0%
5 to >8%	95%	5%
8 to >10%	90%	10%
10% to >12%	85%	15%
12% to >15%	80%	20%
15% TO >25%	65%	35%
25% TO >50%	55%	45%
50%+	50%	50%

MAD TEAM

We're confident that the **#1 REASON** we're able to launch incredible technologies to the world in a way that nobody else can is none other than the brilliant, passionate minds who work diligently on our team to *accelerate* these projects!

Meet the incredible team behind launching these futuristic, disruptive technologies to the world!



Steve Youngdahl
DIRECTOR

Mr. Youngdahl's extensive experience in sales and marketing spans a 45 year career.

He worked for Sebastiani Vineyards from 1977 to 1984 rising to Director of Marketing where he was an integral member of the team that l aunched the August Sebastiani Country Wine brand. The winery was undergoing a transformation to segregate and differentiate the premium varietals from the larger bulk wines. The successful rebranding that came out of that effort was transformational and positioned the winery for future success.

In 1984 Mr. Youngdahl entered the commercial real estate brokerage business in Sonoma and quickly rose to the ranks of top commercial real estate brokers in the area. He specialized in creating value in properties that was previously unrecognized.

In 1991 Mr. Youngdahl moved his family to Sandpoint, Idaho where he founded, owned and operated Sandpoint Mortgage from 1991 to 2001. Sandpoint Mortgage became one of the leading lenders in Bonner County during the 90's. He was responsible for hiring, training and managing the business. He was also the local expert on the Mac version of Quick Books.

In 2001, Mr. Youngdahl started a successful Financial Counseling business.

Mr. Youngdahl returned to his marketing and sales roots in 2015 by starting and operating an LED light sales business. He specializes in providing cost analysis studies to assist commercial property owners in transitioning to more efficient LED lights and utilizing Utility Company incentives.

Volunteer activities include coaching T-Ball and Junior Tackle Football.

He was a Trustee on the Lake Pend Oreille School District Board for 11 years where he served as Board Chair for his last five years. His leadership skills helped move the district into the upper echelons of student achievement in Idaho. When he retired from the Board he started and hosted a local radio show called The School Zone which is dedicated to showcasing the Lake Pend Oreille School District.



Walt Teter
DIRECTOR

Mr. Teter has focused his career on the development of energy related projects with a specific focus on projects based on clean power sources that reduce GHG emissions through the use of liquid natural gas ("LNG"). Investor/client value creation through identification of undervalued assets, the management of permitting, and the commercial structuring of opportunities has been the hallmark of activity. Mr. Teter has negotiated multiple complex agreements on behalf of clients and investors, including Purchase and Sale Agreement, Terminal Use Agreements, and the corporate structure agreements required for the execution of complex power delivery chain and related infrastructure activities. Over the last decade Mr. Teter has been a principal negotiator or advisor for LNG SPA contracts with a notional volume in excess of 7,000,000 MMBtu/day. In addition, he has been an investor, advisor and negotiator for the development and utilization of nearly a dozen LNG receiving and liquefaction terminals. In the terminal development role, deals negotiated by Mr. Teter secured for investors a return of 600% in a period of 18 months.

Prior to 2002, when he founded Featherwood Capital with Mr. Oetting, Mr. Teter held the position of Senior Vice-President at El Paso Energy where he was responsible for the negotiation of long-term LNG contracts and all LNG spot trading. The value realized during the three years at El Paso was in excess of $225 million (cash basis), and included the successful negotiation and monetization of a 20+ year LNG SPA, the re-opening of the Elba Island LNG receiving terminal and the acquisition of over a dozen spot cargoes.

Mr. Teter embarked on a career in energy with Statoil, first in North America with the startup of power trading and IPP development and subsequently undertook a key role in the commercial development of the first LNG export project in Europe (Snøhvit). The Snøhvit project has been instrumental in opening up an entirely new frontier energy province, creating prosperity for Northern Norway and enhanced energy security in the Atlantic basin.

Mr. Teter is a founder and President of Featherwood Capital LLC, a leader in clean energy markets.



George R. Wentz, JR
DIRECTOR

George R. Wentz, Jr. is a partner with the Davillier Law Group, which has offices in New Orleans, Louisiana and Sandpoint, Idaho. Mr. Wentz received his Bachelor of Sciences degree, magna cum laude, from the University of Delaware, where he was also a member of Phi Beta Kappa. He received his Juris Doctorate degree from Georgetown University Law Center, cum laude, in 1983. Mr. Wentz also served as the Administrative Editor of the Georgetown International Law Journal. Mr. Wentz was appointed to the Office of Policy Development of the Federal Trade Commission by President Ronald Reagan, where he analyzed the economic impact of trade laws and regulations, and developed and proposed legislative and regulatory approaches to enhance efficiency. Since his days in the Reagan Administration, Mr. Wentz has continued to work in the areas of constitutional law, and the intersection of economics and law.

Mr. Wentz has over thirty years' experience in handling complex international litigation, maritime litigation, oil and gas exploration and production matters, alternative dispute resolution, international transactions, and in providing general business advice. Mr. Wentz has been chosen to serve as an arbitrator in several significant international arbitrations.

Mr. Wentz has a reputation as a result-oriented lawyer known for innovative thinking and problem solving. During the course of his career, Mr. Wentz has worked in most aspects of the oil and gas business, representing leading international oil and gas exploration and production companies. Mr. Wentz has also represented CFE (the power company of Mexico) in various matters. Mr. Wentz has been active in the power generation industry as well as the transportation industry on a national and international level.

Mr. Wentz has also represented underwriters of various energy and power generation companies in large subrogation matters, including Houston Casualty Company and underwriters at Lloyd's. He has expertise in international commodities transactions, including banking and financing related to those transactions, as well as international tax issues related to offshore banking.

Mr. Wentz has assisted alternative energy and high tech companies in bringing their products to market.

Mr. Wentz is an active member of the Louisiana State Bar Association. Mr. Wentz was active in pro bono work following Katrina, where his efforts assisted in the formation of New Orleans' public-private partnership for economic development. He received the 2008 Leadership in Law Award from New Orleans City Business Magazine.

Mr. Wentz is admitted to practice in the United States District Court for the Eastern District of Louisiana, the United States Court of Appeals for the Fifth Circuit, the United States Court of Appeals for the Ninth Circuit, the United States Court of Federal Claims, the United States Supreme Court, and all Louisiana State Courts. He has also litigated cases in the United States District Court for the Southern District of Florida, as well as in various state courts in Texas.

Mr. Wentz resides in Sandpoint, Idaho. He is an adjunct professor at the University of Idaho College of Law, where he teaches a course in International Business Transactions.



Charline K. Gipson
DIRECTOR

Charline K. Gipson is a co-founder of the Davillier Law Group, LLC, and a partner in the New Orleans office. Prior to coming on board, Ms. Gipson was a Corporate Associate at Proskauer Rose LLP in New York City and a Business Associate at Phelps Dunbar LLP in New Orleans. She first moved to New Orleans in 2004 to serve as a Law Clerk for the Honorable Ivan L.R. Lemelle in the Eastern District of Louisiana, United States District Court. Ms. Gipson has handled a wide array of corporate and commercial transactions including organizational restructuring, private and public finance, non-profit organization and federal tax exemption, real estate development, settlement and negotiation strategy, contracts, Form S-1 registration of an initial public offering, mergers and acquisitions, and corporate governance matters.

Ms. Gipson received a Bachelor of Science in Communication from Cornell University and has worked as a Management Consultant for Communication Processes and Organizational Change Management. She earned her Doctor of Law degree from Cornell Law School in 2003 with a concentration in Business Law and Regulation. While in law school, Ms. Gipson completed a semester exchange at L'Université Paris I-Panthéon Sorbonne in France; served as an Editor for the Legal Information Institute-NY Bulletin, Cornell's online law journal; and was the Regional Representative for the Black Law Students Association. She also received the CALI Excellence for the Future Award in Wrongful Convictions and served as a Judicial Extern for the Honorable John Rowley, Tompkins County Court, in Ithaca, New York.

Ms. Gipson is a member of the American Bar Association and the National Bar Association. She is a 2011 graduate of Justice Revius O. Ortique Leadership Institute and also participated in Young Leaders Council (YLC) 2007 Leadership Institute and CBNO/MAC Metropolitan Leadership Forum in 2006.

Ms. Gipson is admitted to practice in Louisiana and New York.



Jeff Oetting
DIRECTOR

Mr. Oetting has over thirty years' experience in the political and legal aspects of project development in the power generation and trading industry. Mr. Oetting has extensive financial and energy market experience related to the North American natural gas and electricity generation markets and has structured long term cross commodity contracts.

Prior to 2002, when he founded Featherwood Capital with Mr. Teter, Mr. Oetting held the position of Partner at Amerex Natural Gas and Power in Houston, Texas where he structured long-term natural gas and electricity contracts. He increased sales volume over 100 fold during his tenure and was able to build the broker desk from 3 to over 100 brokers.

Mr. Oetting has held numerous positions either managing or brokering financial contracts. He has built numerous desks and is adept at managing large complex operations. His management experience provides clients with a comprehensive view of energy markets and the most effective ways to optimize their business or investment.

Mr. Oetting is the Managing partner of Featherwood Capital LLC, a leader in clean energy markets.



Daniel Davillier
DIRECTOR

Daniel E. Davillier is the founder of the Davillier Law Group, LLC. Prior to launching the firm, Mr. Davillier was a partner at Phelps Dunbar, LLP. He advises clients in the areas of commercial finance, commercial real estate, commodities trade transactions, general business, local governmental relations, and gaming. In connection with the film industry in Louisiana, Mr. Davillier represents financial institutions and production companies concerning film finance, tax credit, and other related matters. Mr. Davillier also represents a number of professional athletes in the NBA and NFL in connection with various commercial transactions throughout the United States (including the acquisition of businesses, the establishment of 501(c)(3) non-profit corporations, and the recovery of funds from third parties).

Mr. Davillier holds a Bachelor of Science degree in General Business from the University of New Orleans. He graduated, cum laude, from Tulane University Law School in 1994. While at Tulane, Mr. Davillier served as President of the Black Law Students Association and served on the Moot Court Board. He was also inducted into the international legal fraternity, Phi Delta Phi, and won American Jurisprudence Awards for Security Rights and Obligations II. He is a recipient of the 2011 Leadership in Law Award from the New Orleans CityBusiness publication and the 2012 Multicultural Leadership Award from the Louisiana Diversity Council.

Mr. Davillier is a member of the Louisiana State Bar Association, New Orleans Bar Association, Federal Bar Association, American Bar Association, National Bar Association and the Greater New Orleans Louis A. Martinet Legal Society. Mr. Davillier is also a graduate of the New Orleans Regional Leadership Institute, and has served on the board of the Louisiana Children's Museum, the National Conference for Community and Justice, the New Orleans Regional Black Chamber of Commerce, and St. Augustine High School.



Lieutenant General Jon M. Davis

CHAIR, STRATEGIC ADVISORY BOARD

Lieutenant General Jon M. Davis USMC (Ret) is the President of Green Monarchs Enterprises Incorporated.

Jon joined the Marines in 1977, was commissioned after he graduated from college in 1980 and served 37 years as an aviator, instructor, leader, thinker and doer. He flew the AV-8A, TAV-8A, AV-8B, F-5, FA-18A-D, MV-22, AH-1W/Z, UH-1N/Y, CH-53D/E and KC-130T/J in service with the Marine Corps. He flew Jet Provosts, Hawks, Harrier T-4, and Harrier GR-3,5 and 7 in service as an exchange officer with the Royal Air Force in UK and Germany. He commanded VMA-223, MAWTS-1 and the 2nd Marine Aircraft Wing. He served as the Deputy Commander --Network Warfare at Fort Meade, and as the Deputy Commander, United States Cyber Command. He stood up and lead the nation's first Cyber Joint Interagency Task Force (JIATF). His last active duty billet was to serve as the Deputy Commandant for Aviation, Headquarters Marine Corps. He retired in 2017 from the Marine Corps after 37 years active duty service and began his business career, helping good companies become better ones or in helping others bring great ideas to life then market.

In the course of his career he has flown over 4,300 mishap free military hours plus over 1500 hours in general and experimental aviation aircraft. He is a rated Kodiak 100, Mooney Ovation and Velocity pilot.

He holds a Bachelor of Science from Allegheny College, a Master of Science from Marine Corps University and a Master of International Public Policy from Johns Hopkins School of Advanced International Studies. He is a graduate of the Wharton School, Boards That Lead program.

He currently serves as the Chairman of the Board of Directors of Rolls Royce North America, as a director on the board of Chemring Group, the Chair of the Strategic Advisory Board of Make A Difference Energy and as an business advisor for several cutting edge companies.



Christian Fioravanti

MEMBER, STRATEGIC ADVISORY BOARD

Christian Fioravanti is first and foremost a humanitarian. What drives him most is service to others over service to self. Christian's genuine purpose in life is to help make this world a better place for all of mankind.

Christian is a talented entrepreneur, promoter, teacher and digital marketer with 11+ years experience in the field of funnel powered direct response marketing. Previously, he served as the CMO of Compass Financial Group – a blockchain and cryptocurrency education company, before joining ClickFunnels in late 2019.

Christian is an avid cryptocurrency and digital asset investor. He has devoted much of his free time since 2018 to helping crypto Founder's launch promising new tokens and technologies. He believes truly decentralized peer-to-peer technologies have the potential to give mankind greater freedom and control over their lives.

Christian is an avid cryptocurrency and digital asset investor. He has devoted much of his free time since 2018 to helping crypto Founder's launch promising new tokens and technologies. He believes truly decentralized peer-to-peer technologies have the potential to give mankind greater freedom and control over their lives.



Fawn Youngdahl

MAD EVOLUTION CO-HOST

Growing up in the community driven town of Sandpoint Idaho has shaped the hard-working, self-driven woman Fawn is today. She attended the University of Idaho in the Art and Architecture Department receiving her bachelor's in Interior Design with a minor in Architecture and Dance. During her studies at U of I she was involved in the American Society of Interior Design, ASID, as well as the Environmental Design Research Association, EDRA. Her research always included upcoming energy efficient and green designs that will leave a smaller carbon footprint for our future.

Fall of 2012 Fawn took advantage of the opportunity to study abroad in London. She gained a new perspective on design and had the chance to learn from several very talented designers. Living and learning in a different culture was an opportunity of a lifetime Fawn will never forget and one that will forever influence her future work.

Shortly after graduation Fawn had the opportunity to perform at the Disneyland Resort for seven years. She made magic portraying a well-known part of Disney in her everyday performance throughout the resorts and on the parade route. Fawn has an abundance of customer service experience and has been presented with unforgettable opportunities, such as spending time with Make A Wish families.

She now applies her experience from design, travel, performing, customer service, and green energy research, to her work at Make a Difference Ventures. Being head of the WIT department, Whatever It Takes, and working closely with the Managing Directors, Fawn has tremendously expanded her knowledge in the energy field. This has provided Fawn the tools to help MAD achieve their goals in the energy industry and cryptocurrency as they launch their new security token!



Donald Pettit
MAD EVOLUTION CO-HOST

Donald Pettit is a co-host of the MAD Evolution show for Make A Difference Ventures and specializes as a Media Consultant for the company while handling the Bookkeeping tasks as well. He began working for MAD in 2020 three months after it was founded, and he began by working small tasks such as interviewing the company's Managing Director's and helping with the creative team duties and copywriting. Those roles and passion have grown into his current position where he works daily to help MAD bring awareness globally about clean green energy solution technologies in an enthusiastic and entertaining manner.

Donald grew up in the Nevada dessert participating in several sports, enjoying outdoors time riding bikes, fishing, playing at lakes, hiking in the mountains, and holding a passion for music and singing. He had loving parents and an incredible, but large number of siblings that despite not having much financially never lacked for love and support. He bounced around a few different colleges looking for his spark in life until finally heading to Los Angeles to study for and pursue a career in entertainment. After graduating near the top of his class it was then that he eventually began working for the Walt Disney company and was able to spend two years living abroad in Tokyo.

Living abroad proved amazing, and it was in Japan in 2011 that Donald personally realized the power and seriousness of the world's energy problems when the 9.0 Japan earthquake struck, and the ensuing tsunami wiped out thousands of people in northern Japan along with the Fukushima nuclear power plant near the ocean. That experience changed everyone that lived through it and Donald was no exception. The resilience and pride of the Japanese people was inspirational and its inspiration for Donald's goals to this day.

Donald truly believes that if people can work together using innovative and effective technology to solve the world's energy crisis that this world could, one day, be a place where everyone can live in true freedom and prosperity away from so many of the problems caused by humanity's lack of clean energy. Let's all Make A Difference.....together!



Karen King
LEAD COPYWRITER
MAD MARKETING TEAM

Karen King is an entrepreneur, cryptocurrency enthusiast, planet care-taker, and Lead Copywriter on the MAD Marketing Team. When it comes to getting the word out to the world about MAD, Karen's role is to create MAD's "voice" and messaging, and help the world to understand Who We Are, and What We Do...

MAD has taken two passions of Karen's (crypto investing, and caring for our Earth) and combined them into an exciting movement that she's helped grow through global awareness and token adoption.

She firmly believes that people by nature WANT a beautiful, cleaner, greener planet...which is why she's so passionate about shouting it from the rooftops that there are now easier, less-expensive, and more accessible energy options out there. Karen can't wait to see the global shift happen when all barriers to cleaner energy are removed, and individuals (no matter WHO you are) can be rewarded for making decisions that are better for the planet.



Cryptygirl

AMBASSADOR

Cryptygirl is of Generation Z and her goal in life is to do as much good for the world as possible. Seeing the potential for financial freedom and decentralization, she began investing in cryptocurrency in mid-2018. To do her part in spreading the message of the crypto movement, she founded CRYPTY Shop—premium apparel for cryptocurrency enthusiasts—in early 2020. Cryptygirl is currently involved in the space as a core member of the DigiByte Awareness Team, a MAD ambassador, and a Celsius ambassador. Her motive behind her work is self-sovereignty, altruism, and prosperity.

The Roadmap

I've invested in the future,......so now what?

The General Partners have a fiduciary responsibility to manage, direct and invest the Limited Partner funds with the utmost care. We also want to spread the love as best we can. Meaning, we have some incredible projects that will transform the way we live, and we want all of the GP's to be able to invest in these. To accommodate this, each project is housed in its own entity, which the GP controls, and each LP can invest.

The priorities for which project gets funded and by whom is fluid. Each of the projects that need capital are assessed as the LP's receive funding and the GP decides as to which funds to invest in which projects at that time. Project funding is usually done in tranches, so the needs are spread out.

Since we're commercializing technologies or developing and building there is time between funding and income. Each project has different timelines. The massive zero carbon LNG and LHG project not only has a large infrastructure to build but also special ships to transport the gas in an environmentally responsible manner that will not harm the whales in the shipping lanes. The total buildout will take five years. The trade off is 1) removing over a Billion metric tonnes of carbon over the life of the project, 2) providing clean transition fuels to replace fuels of lesser quality, and 3) providing incredible returns over a twenty-year period. This is currently the longest lead time between funding and income, but the projected returns when averaged out of the 25-year term (5-year construction + 20 year operation) is over 20% per year.

Two other projects that are waiting on funding are Golden Cypher and the Magnetronic motor. These projects have 18-36 months before income starts to flow. The difference between these and the Zero Carbon project is the Zero Carbon project has 20-year contractual income that is level and predictable, whereas the Golden Cypher and Magnetronic Motor will start small and grow over time.

As new projects are presented and pass the due diligence process they can be added to the mix for consideration and prioritized for funding.

STEP 1 DONE
Assemble technologies and projects that will make a real difference! Complete all Documents for Limited Partnership

STEP 02
Launch Security Token Offering To The Public – July 2021

STEP 03
Ongoing public outreach and investor onboarding. Initial funding for:
- Golden Cypher
- Magnetronic Motor/Generator

Follow up funding for Zero Carbon LNG & LHG project.

STEP 04
Follow on funding for all projects in accordance with progress points.

STEP 05
Offer hits maximum funding and offer is closed. Security token smart contract is launched, and all investors are issued their tokens. Follow on funding for all projects in accordance with progress points.

STEP 06
Develop manufacturing plan for Magnetronic Motor/Generator.

STEP 07
Start of commercialization phase of Golden Cypher and Magnetronic Motor/Generator
Final funding for Zero Carbon Project

STEP 08
Roll out sales operations of Golden Cypher for Industrial controls.
Start manufacturing of Magnetronic Motor/Generator
Roll out sales operations for Magnetronic Motor/Generator.

STEP 09
Start paying distributions to investors from profits!

Invest

Here's how YOU can get involved, and invest in MAD today:

Go to:

www.DiscoverMAD.com/invest

Investing in MAD is fast and simple!

We believe that investing should ***never*** be difficult or frustrating. That's why we've ***simplified*** the process!

When you go to **www.DiscoverMAD.com/invest**, simply tell us what type of investor you are, and follow the guided prompts.

Retail
"I'm an individual looking to invest a minimum of $2,000."

Accredited
"I have a net worth of $1 Million + (not including my home), and I'm looking to invest a minimum of $25,000."

Institutional
"I am a corporation or a fund looking to invest $1 Million or more."

*Accredited investors are also those who earn $200,000 of annual income for an individual or $300K annual for a couple.

In just a few minutes' time (and a few clicks of a mouse), you'll be an early adopter of our first MAD security token, and hold private tokenized equity in MAD and its projects that are projected to yield dramatic returns.

We can't wait to work together with you to usher in a cleaner, greener, more prosperous world.

Go to: www.DiscoverMAD.com/invest
to invest in MAD today!

Contact Information

Make a Difference Ventures, L.P. 414 Church Street, Suite 308
Sandpoint, Idaho 83864

Office: 208.265.0265

Fax: 888-345-3006

info@mad.energy

This overview does not and shall not be deemed for any purpose to constitute an offer to sell you a security. No offer to sell a security may be made prior to the delivery by Make a Difference Ventures LP of definitive documentation relating to a proposed investment (collectively, the "Offering Materials"), including, in most cases, (1) an offering circular or private placement memorandum describing the investment opportunity and the rights, preferences and obligations attached to the security being offered, (2) an operating or similar agreement governing operation of the business entity being formed and defining the rights of equity owners, and (3) a form of subscription agreement governing your formal offer to subscribe for an equity interest in Make a Difference Ventures LP. You are urged to review carefully all offering materials that are provided to you before making any investment decision. You are also advised to consult with your own tax, legal, financial and other advisers prior to making an investment. The overview is also summary in nature and does not purport to be complete.

This overview contains forward-looking statements relating to future events or the future performance of MAD. In some cases you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Although the General Partner believes that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance or achievements cannot be guaranteed.